
03007877

3/31

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BAT Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
MAY 29 2003
THOMSON FINANCIAL

FILE NO. 82- 33   FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DATE : 4/1/03

British American Tobacco Annual General Meeting

2003

THIS DOCUMENT IS IMPORTANT

If you are in any doubt as to the action you should take, you should consult your professional adviser immediately. If you have sold or transferred all your shares in British American Tobacco p.l.c., you should send this document and the enclosed form of proxy to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



BRITISH AMERICAN TOBACCO


OLD
STREET
BARBICAN
THE BREWERY
LIVERPOOL
STREET
MOORGATE
BANK
CANNON
STREET

15 April 2003 at 11.30am

Annual General Meeting
The Porter Tun Room
The Brewery
Chiswell Street
London EC1Y 4SD

How to get there

By underground and rail

Barbican	Circle, Metropolitan and Hammersmith & City lines; Thameslink (5 minutes walk).
Moorgate	Circle, Metropolitan, Hammersmith & City and Northern lines; Thameslink (5 minutes walk).
Bank	Central, Northern and Waterloo & City lines; Docklands Light Railway (15 minutes walk).
Liverpool Street	Circle, Metropolitan, Hammersmith & City and Central lines; National Rail (15 minutes walk).
By bus	Bus routes: 43, 76, 100, 141, 153, 214 and 271 run nearby. Please call London Travel Information on 020 7222 1234 for the best route.
By car	Multi-storey NCP car parks are located at Aldersgate Street, Beech Street, Finsbury Square and London Wall. NB: This is within the 'Congestion Charge' area.

Contents

Annual General Meeting

Globe House
4 Temple Place
London
WC2R 2PG

14 March 2003

Dear Shareholder

Annual General Meeting

The 2003 Annual General Meeting of British American Tobacco p.l.c. will be held at 11.30am on Tuesday 15 April in the Porter Tun Room, The Brewery, Chiswell Street, London EC1Y 4SD. The Notice of Meeting is set out on pages 5 and 6 of this document.

The following paragraphs give explanatory notes on the resolutions to be proposed at the meeting, including biographical details of the Directors proposed for reappointment.

Resolution 1: To receive the 2002 Report and Accounts
The Directors of the Company must present their report and the annual accounts to the meeting and shareholders may raise any questions on the report and accounts under this resolution.

Resolution 2: To approve the 2002 Remuneration Report
At the Annual General Meeting last year, the Company gave shareholders the opportunity to vote on the Remuneration Report for 2001. Regulations introduced in August 2002 now make it mandatory for all 'quoted' companies to put the Remuneration Report to shareholders for approval, and that is the purpose of Resolution 2. The vote is advisory and does not affect the actual remuneration paid to any individual Director.

Resolution 3: To declare the final dividend for 2002
A final dividend can be paid only after it has been approved by the shareholders. A final dividend of 24.5p per ordinary share and convertible redeemable preference share (as if each such preference share had been converted into an ordinary share) is recommended by the Directors for payment to shareholders who were on the register at the close of business on 7 March 2003. If approved, the final dividend will be paid on 22 April 2003.

Resolution 4: To reappoint the Auditors
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the conclusion of the next such meeting. Following its conversion to a limited liability partnership ('LLP') from 1 January 2003, our Auditors PricewaterhouseCoopers resigned on 21 February 2003 and, on the Audit Committee's recommendation, the Board appointed its successor, PricewaterhouseCoopers LLP, as Auditors until the Annual General Meeting. This resolution, also on the Committee's recommendation, proposes their reappointment as the Company's Auditors.

Resolution 5: To authorise the Board to agree the Auditors' remuneration
This resolution authorises the Directors, in accordance with standard practice, to set the remuneration of the Auditors. The Audit Committee will approve the audit fees for recommendation to the Board.

Resolution 6: To reappoint Directors
The Company's articles of association require that at each Annual General Meeting: (1) not less than one-third of the Directors who are subject to retirement by rotation must retire, and (2) any Director has to retire who was not appointed at either of the two previous Annual General Meetings and who has served as a Director for more than two years since his appointment or last reappointment. This year, the retiring Directors are The Rt. Hon. Kenneth Clarke QC MP, Admiral William Owens, Rupert Pennant-Rea and Thys Visser, all of whom seek reappointment.

The articles also provide that any person appointed by the Board as an additional Director must retire at the next following Annual General Meeting. Accordingly Dr Ana Maria Llopis, who was appointed a Non-Executive Director on 24 February 2003, will retire at the Annual General Meeting and will seek reappointment.

Separate resolutions will be proposed for each of these reappointments.

The Rt. Hon. Kenneth Clarke QC MP, Deputy Chairman and senior independent Non-Executive Director
Appointed a Director in 1998. He is Chairman of the Remuneration and Corporate Social Responsibility Committees. He has been MP for Rushcliffe for over 30 years. Appointed Queen's Counsel in 1980. From 1993 until May 1997, he was Chancellor of the Exchequer. He is Non-Executive Chairman of Savoy Asset Management plc and British American Racing (Holdings) Limited. He is also a Director of Alliance UniChem Plc, Foreign & Colonial Investment Trust PLC and Independent News & Media (UK) Limited. (62) (A, C, N, R)

Admiral William Owens, Non-Executive Director
Appointed a Director in 1998, Admiral Owens is Co-Chief Executive Officer of Teledesic LLC (USA), which he joined in 1998. He had a distinguished career in the US Navy, which included the appointments of Vice Chairman of the Joint Chiefs of Staff, Deputy Chief of Naval Operations and Commander of the Sixth Fleet. (62) (A, C, N)

Rupert Pennant-Rea, Non-Executive Director
Formerly Editor of The Economist and Deputy Governor of the Bank of England. He is Chairman of The Stationery Office Holdings Limited, Plantation & General Investments PLC and Key Asset Management (UK) Limited. He was appointed a Non-Executive Director of B.A.T Industries p.l.c. in 1995, becoming a Director of British American Tobacco in 1998. He chairs the Audit Committee. (55) (A, C, N, R)

Thys Visser, Non-Executive Director
Appointed a Director in 2001. He is Vice Chairman and CEO of Remgro Limited, having held senior management positions with Rembrandt Group since 1980. He is also a Non-Executive Director of Nampak Ltd. and Rainbow Chicken Limited. (48) (C, N, R)

Dr Ana Maria Llopis, Non-Executive Director
Dr Llopis was appointed a Director on 24 February 2003. A Spanish national born in Venezuela, she has a PhD and Masters degrees in Material Science Engineering from Berkeley, University of California. Her professional career has been in sales and marketing with Procter & Gamble and Playtex, and in finance with Banesto, now part of Grupo Santander, where she developed and was Chief Executive of its branchless bank. Dr. Llopis is now Executive Vice-President, Financial and Insurance Markets, of Indra IT Technology, and in the UK is a Non-Executive Director of Reckitt Benckiser plc. (52) (A, C, N)

Board Committees
Committee membership is indicated thus:
A Audit
C Corporate Social Responsibility
N Nominations
R Remuneration

Resolution 7: Authority to purchase own shares
Under the Companies Act 1985, the Company requires authorisation from a general meeting if it is to purchase its own shares. Resolution 7 seeks to renew the authority given at the Annual General Meeting on 16 April 2002.

This special resolution authorises the Company to purchase up to approximately 10 per cent of its issued ordinary share capital as at 25 February 2003 (subject to the limitations in paragraphs (b) and (c) of the resolution on the maximum and minimum prices that may be paid). The authority will be exercised only if in the opinion of the Directors this will result in an increase in earnings per share and would be in the best interests of shareholders generally. The holder of the convertible redeemable preference shares has given its approval to the terms of the authority set out in Resolution 7.

As announced on 25 February 2003, the Board is initiating an on-market programme of buying back the Company's shares under the authority given in 2002. This programme has been separately approved by R&R Holdings S.A. Subject to the passing of this resolution, the programme will continue under the renewed authority.

The Company did not purchase any of its own ordinary shares during the period from 16 April 2002 to 25 February 2003 (the date the Directors approved the Company's 2002 report and accounts).

The authority given by this resolution will expire at the conclusion of the Annual General Meeting in 2004 unless renewed, varied or revoked at that or any earlier general meeting of shareholders.

The total number of outstanding warrants and option rights to subscribe for equity shares as at 25 February 2003 was 5,768,668. These rights represent 0.26 per cent of the issued share capital as at such date and would represent 0.29 per cent of the issued share capital of the Company, if the full authority to purchase its own shares in accordance with Resolution 7 were to be exercised by the Company.

The Directors recommend shareholders to vote in favour of each of the above resolutions, which they consider to be in the best interests of shareholders as a whole, as they intend to do in respect of their own beneficial shareholdings.

The proxy form enclosed with this letter should be completed and returned as soon as possible, but in any event so as to be received by Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6AE by no later than 11.30am on 13 April 2003. Alternatively, shareholders may register the appointment of a proxy electronically by logging on to the website www.sharevote.co.uk. Electronic proxy appointments must also be received by Lloyds TSB Registrars no later than 11.30am on 13 April 2003. Proxy voting in respect of uncertificated shares may also be registered electronically through CREST – see note 6 on page 6 of this document.

Shareholders who return a proxy form or give an electronic proxy instruction will still be able to attend and vote in person at the meeting if they so wish.

Participants in the Company's Employee Share Ownership Plan and Share Participation Scheme may direct the respective trustees to vote on their behalf by completing and returning the enclosed form(s) of direction to the address shown so as to be received by the trustees no later than 11.30am on 11 April 2003.

Yours sincerely

Alan F Porter
Secretary

Notice of Meeting

NOTICE IS HEREBY GIVEN that the ANNUAL GENERAL MEETING of British American Tobacco p.l.c. will be held at 11.30am on Tuesday 15 April 2003 in the Porter Tun Room, The Brewery, Chiswell Street, London EC1Y 4SD to transact the following business:

Report and Accounts

1. To receive the accounts and the reports of the Directors and Auditors for the year ended 31 December 2002.

Remuneration Report

2. To approve the Remuneration Report of the Directors for the year ended 31 December 2002.

Dividend

3. To declare a final dividend of 24.5p per ordinary share and convertible redeemable preference share on an 'as converted' basis in respect of the year ended 31 December 2002, payable on 22 April 2003 to shareholders on the register at the close of business on 7 March 2003.

Auditors

4. To consider the following resolution, special notice having been received of the intention to propose it as an ordinary resolution:

   That PricewaterhouseCoopers LLP be reappointed as the Company's Auditors until the conclusion of the next General Meeting at which accounts are laid.

Auditors' remuneration

5. To authorise the Directors to agree the Auditors' remuneration.

Directors

6. By separate resolutions to reappoint the following as Directors:

   (a) The Rt. Hon. Kenneth Clarke QC MP
   (b) Admiral William Owens
   (c) Rupert Pennant-Rea
   (d) Thys Visser
   (e) Dr Ana Maria Llopis

Authority to purchase own shares

7. To consider and, if thought fit, pass the following resolution as a special resolution:

   That the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ('ordinary shares') provided that:

   (a) the maximum number of ordinary shares that may be purchased is 218.2 million;

   (b) the minimum price that may be paid for an ordinary share is 25p;

   (c) the maximum price that may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

   (d) this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless previously renewed, varied or revoked by the Company in General Meeting; and

   (e) the Company may enter into a contract to purchase its ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its ordinary shares in pursuance of any such contract.

By Order of the Board

Alan F Porter
Secretary
14 March 2003

Notes

1. Copies of the contracts of service between each Executive Director and the Company are available for inspection during normal business hours at the registered office of the Company. They, together with the register of Directors' interests in the shares of the Company and its subsidiaries, will be available for inspection at The Brewery, Chiswell Street, London EC1Y 4SD on the morning of the meeting from 11.00am until its conclusion.

2. A shareholder entitled to attend and vote at the meeting may appoint a proxy to attend and, on a poll, vote in his/her place. A proxy need not be a shareholder of the Company. A proxy is not entitled to speak at the meeting, except to demand a poll, and may vote only when a poll is taken.

3. A form of proxy must be executed by or on behalf of the shareholder making the appointment. A corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer. A shareholder may appoint more than one proxy to attend on the same occasion.

4. A shareholder wishing to appoint a proxy should complete the accompanying form of proxy, which is pre-paid and addressed. To be valid, the proxy form must be received by Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6AE no later than 11.30am on 13 April 2003. If you prefer, you may send it in an envelope using the same FREEPOST address details.

5. Alternatively, a shareholder may register the appointment of a proxy electronically by logging on to the website www.sharevote.co.uk. Full details of the procedure are given on that website. Electronic proxy appointments must be received by Lloyds TSB Registrars no later than 11.30am on 13 April 2003.

6. (a) Shareholders whose shares are held in uncertificated form through CREST may also register the appointment of a proxy electronically by following the procedures described in the CREST Manual.

   (b) In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of CREST proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

   (c) The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7. Shareholders who return a form of proxy or register the appointment of a proxy electronically will still be able to attend the meeting and vote in person if they so wish.

8. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that the time by which a person must be entered on the register in order to attend or vote at the meeting or adjourned meeting (and for calculating the number of votes such a person may cast) is 6:00pm on the date which is two days prior to the meeting or adjourned meeting. Changes to entries on the register of securities after the relevant time will be disregarded in determining the rights of any person to attend or vote (and the number of votes they may cast) at the meeting or adjourned meeting.

9. The quorum for the meeting will be two persons entitled to vote upon the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorised representative of a corporation which is a shareholder.

Electronic Shareholder Communication

Globe House
4 Temple Place
London
WC2R 2PG

14 March 2003

Dear Shareholder

Introduction
British American Tobacco continues to offer all its shareholders the opportunity to register to receive shareholder communications – such as the Directors' Report and Accounts, the Annual Review and Summary Financial Statement, Quarterly Reports, notices of meeting and related forms of proxy – electronically via the internet rather than in paper form through the post.

Electronic proxy appointments
You will have read in the Notice of Meeting incorporated with this document that we are offering shareholders the option of giving proxy instructions online. You may do this by logging on to the website www.sharevote.co.uk, where you will find full details of the procedure to be followed.

Election for electronic communication
If you elect to receive Company communications electronically, you will receive a notification by e-mail each time that British American Tobacco publishes a new shareholder communication on its website at www.bat.com. This notification is termed a 'Notice of Availability'. The Notice of Availability will contain a hyperlink to the appropriate web page. The documents will be available to read, download or print at your leisure.

The Directors' Report and Accounts 2002 and Annual Review and Summary Financial Statement 2002 can be accessed by visiting the website but, until an election is made, you will continue to receive shareholder information in paper form.

Registration
If you would like to receive shareholder communications via the internet in this way, you should register at www.shareview.co.uk and create your own portfolio, making sure that you select 'e-mail' as your mailing preference.

To register at Shareview (if you have not already done so) you will need your shareholder reference (which can be found on your share certificate or dividend documentation) and you will be asked to select your own personal identification number (PIN). A User ID will then be posted to you.

Before electing to receive shareholder communications electronically, you should read the notes set out on page 8.

If you do register for electronic communications, you will be able at any time to change the details you have registered with Shareview, or elect instead to receive shareholder communications by post (or notification by post that the Company's annual and quarterly reports and other significant information are available on the website www.bat.com), by accessing www.shareview.co.uk.

About Shareview
Shareview is an online service operated by the Company's registrars, Lloyds TSB Registrars. It may be accessed direct (www.shareview.co.uk) or via www.bat.com, where it appears under Registrars in the Investor Relations – Shareholder Information section.

Creating a Shareview portfolio gives you more online information about your shares in British American Tobacco and other investments including:

- direct access to information held for you on the share register, including recent share movements;
- a daily valuation of all investments held in your portfolio; and
- a range of information and practical help for shareholders.

The Shareview service is:

- secure: data transferred to you is encrypted and other internet users cannot gain access to your account without your personal User ID and PIN;
- free: as long as you have a computer and access to the internet;
- easy to use: you just need your User ID and PIN to log on.

An alternative to Shareview
If you would like the convenience of accessing Company information electronically, instead of receiving it in paper form, but do not want to register with Shareview as described above, please tick Box A on the Information option card attached to the Form of proxy that accompanies the Notice of Meeting. We will then notify you by post that the Company's annual and quarterly reports and other significant information are available on the website www.bat.com. You will be able to access this without needing a PIN or User ID.

British American Tobacco p.l.c.
Registered in England No. 3407696
Registered office as above

Before electing for the Shareview alternative, you should read the notes set out on this page.

As with Shareview, a shareholder may at any time cancel an election for electronic access and revert to receiving shareholder communications in paper form by post.

To continue to receive communications in paper form
If you do not register for Shareview, or the Shareview alternative, you will continue to receive all shareholder communications in paper form as now.

www.bat.com/ir
Shareholders can also receive electronic notification of the availability of the Company's results, announcements and dates of the Company's webcast presentations by registering with the 'Email and SMS Alert Service' which can be found under Investor Relations at www.bat.com/ir.

Future shareholder communications
We very much hope that shareholders will take up the opportunity to receive shareholder information electronically. If you make the required registration, you will receive notification at the time future British American Tobacco shareholder communications are published – for example, the Quarterly Report for the three months to 31 March 2003, which will be available in May 2003.

Should you have any questions about Shareview, please contact Lloyds TSB Registrars on 0870 600 3989 (UK) or +44 (0)121 433 8000 (International).

Yours sincerely

Alan F Porter
Secretary

Notes

1. These offers, and provision of a facility to communicate with shareholders electronically, do not discriminate between shareholders of the same class and are available to all shareholders on equal terms and in such a way as to make it as simple as possible for shareholders to participate.

2. It is the shareholder's responsibility to notify the Company via Shareview or direct to Lloyds TSB Registrars of any change to his/her name, address, e-mail address or other contact details.

3. Shareholders should also note that, with electronic communication, the Company's obligations will be satisfied when:

   a. in the case of Shareview the registrar transmits on its behalf the Notice of Availability or such other document as may be involved to the electronic address supplied by the shareholder; or

   b. in the case of the Shareview alternative, the Company has posted the notification to the address on the register of shareholders.

   British American Tobacco cannot be held responsible for any failure in transmission beyond its control.

4. If the Company becomes aware that an electronic notification to a shareholder has not been successfully transmitted, the communication to which it relates will be mailed to the shareholder in paper form.

5. The election and relevant contact details will stand until such time as the Company receives, via Shareview or direct to Lloyds TSB Registrars, alternative instructions from the shareholder.

6. Before electing for electronic communications, shareholders should ensure that they have the appropriate equipment and computer capabilities for the purpose. There are no particular software requirements to view the shareholder documents at www.bat.com other than those which are described and are available on that website.

7. British American Tobacco takes all reasonable precautions to ensure that no viruses are present in any electronic communication it sends out but the Company cannot accept responsibility for loss or damage arising from the opening or use of any e-mail or attachments from the Company and recommends that shareholders subject all messages to virus checking procedures prior to opening or use. Any electronic communication received by the Company and/or Lloyds TSB Registrars, including the lodgement of an electronic proxy form, that is found to contain a virus will not be accepted.

8. The Company reserves the right to continue to send any future communications to shareholders in paper form, irrespective of any election made, whenever the Board considers it necessary or desirable to do so.

9. E-mail addresses will not appear in the Company's share register maintained by Lloyds TSB Registrars and therefore will not be available for public inspection.

British American Tobacco
Annual Report
2002

Directors' Report and Accounts


BRITISH AMERICAN
TOBACCO

This document contains the Directors' report, the annual accounts and the Report of the independent auditors for the year ended 31 December 2002. The Chairman's statement and the Management reviews are contained in a separate booklet – the Annual Review and Summary Financial Statement.

The Annual Review and Summary Financial Statement together with the Directors' Report and Accounts comprise the full annual report and accounts of British American Tobacco p.l.c. for 2002 in accordance with the Companies Act 1985.

Directors' report

The Directors present their report together with the audited Group accounts for the year ended 31 December 2002.

British American Tobacco p.l.c. (the Company) is a holding company which owns, directly or indirectly, investments in the numerous companies constituting the British American Tobacco Group of companies. The principal subsidiaries, associates and joint ventures are listed on pages 61 to 63.

Group results

The Chairman's statement and Management reviews on pages 2 to 21 of the Annual Review and Summary Financial Statement report the progress made in the financial year under review, with details of the Group's overall performance, and outline future developments.

Changes in the Group

With effect from 1 January 2002, the composition of the regions was changed to ensure the most efficient grouping of markets, taking account of political and economic patterns of influence, as well as the organisation of the supply chain. The markets of South Asia (Pakistan, Bangladesh and Sri Lanka) together with our associated companies in India now form part of Asia-Pacific. Also the markets of Central Asia became part of the Europe region. These transferred markets were formerly part of the Amesca region, which is now renamed Africa and Middle East. The comparative numbers have been restated accordingly.

On 30 January 2001, it was announced that the Group's Australian subsidiary had entered into an agreement under which the Group proposed to acquire the remaining 40.5 per cent shareholding of that company that it did not already own. This transaction was completed on 11 May 2001 at a cost of Aus$1.1 billion (£393 million), resulting in goodwill of £311 million which is being amortised over 20 years. Consequent upon the transaction, the company was delisted from the Australian Stock Exchange.

Following the restructuring of its Malaysian businesses in 1999, the Group had an operational subsidiary and a 54.7 per cent holding in a separate non-trading company whose assets were primarily short term deposits. In May 2002, the holding in this separate company was sold for book value.

Accounting policies

Accounting Standard FRS17 on Retirement Benefits was issued in 2001 and represented a radical change in accounting for pension costs and other post retirement benefits. The standard requires financial statements to reflect the assets and liabilities arising from retirement benefit obligations and any related funding, measured at fair value. The charge to income will be analysed in more detail and there will be additional disclosures.

During 2002 the Accounting Standards Board decided to allow deferral of full implementation of FRS17 until 2005, while the International Accounting Standards Board considers revisions to its standard on employee benefits.

Consequently, as the Group still reports under SSAP24 and is continuing to make use of the transitional arrangement permitted under FRS17, the reported income and shareholders' equity is not affected by the standard. However, additional disclosures are being made as required by the standard. The impact of FRS17 would be to increase Group pre-tax profit for 2002 by £4 million.

The impact of FRS17 would reduce reported shareholders' funds at 31 December 2002 by £561 million (2001 £106 million). In 2002, changes were made to the contractual trust agreement that governs the main pension scheme in Germany, such that the scheme is now treated as a funded scheme for purposes of FRS17 from 1 January 2002. If this had applied in 2001, then the effect of FRS17 on shareholders' funds would have been reduced from £106 million to £14 million. A key factor in the increased impact of FRS17 on shareholders' funds is the decline in equity markets during 2002.

Treasury operations

Treasury is tasked with raising finance for the Group, managing the financial risks arising from underlying operations and managing the Group's cash resources. All these activities are carried out under defined policies, procedures and limits.

The Board reviews and agrees the overall treasury policies and procedures, delegating appropriate authority, to the Finance Director, the Treasury function and the Boards of the central finance companies. The Finance Director chairs the Boards of both the major central finance companies. Any significant departure from agreed policies is subject to the prior approval of the Board.

Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage the financial risks facing the Group. Such instruments are only transacted if they relate to an underlying exposure; speculative transactions are expressly forbidden under the Group's treasury policy. The Group's treasury position is monitored by the Group Treasury Committee, which meets monthly and is chaired by the Finance Director. Regular reports are provided to senior management and treasury operations are subject to periodic independent reviews and audits, both internal and external.

Management of financial risks

One of the principal responsibilities of Treasury is to manage the financial risk arising from its underlying operations. Specifically, Treasury manages, within an overall policy framework, the Group's exposure to funding and liquidity, interest rate, foreign exchange and counterparty risks. Derivative contracts are only entered into to facilitate the management of these risks.

The Group's management of specific risks is dealt with as follows:

Liquidity risk

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group, and obtaining this financing from a wide range of debt providers. Furthermore, it is the policy that short term sources of funds (including drawings under US$, Canadian$, Australian$ and euro commercial paper programmes) are backed by undrawn committed lines of credit and cash.

As noted in last year's review, the Group's banking facilities were renewed during 2001, on substantially similar terms, with the centre's committed bank facility reduced from US$1.5 billion to US$1 billion. Regarding capital market activity during 2001, Imperial Tobacco Canada issued two bonds of €500 million and £217 million, in Australia an Aus$200 million domestic bond issue was completed by BAT Australia and in Mexico our company Cigarrera La Moderna issued a domestic bond, to the value of approximately 1 billion pesos.

The Group's committed bank facilities were renewed in 2002 on identical terms, the centre facility remaining at US$1 billion. The other major refinancing was conducted in Mexico with the arrangement of a US$690 million five year committed bank facility for BAT Mexico (formerly Cigarrera La Moderna), involving commitments from 19 of the Group's relationship banks. There was no significant capital market activity in 2002.

Subsidiary undertakings are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies.

All contractual borrowing covenants have been met and none of these are expected to inhibit the Group's operations or funding plans.

Currency risk

The Group is subject to exposure on the translation of the net assets of overseas subsidiaries into its reporting currency, sterling. The Group's primary balance sheet translation exposures are to the US$, Canadian$, euro and South African rand. These exposures are kept under continuous review and the Group's policy is to minimise all balance sheet translation exposure where it is practicable and cost effective to do so. The exposures are managed by matching currency assets with currency borrowings. At 31 December 2002, the currency profile of the Group's gross debt, after taking into account derivative contracts, which has not changed materially from last year, was 41 per cent US$, 24 per cent euro, 8 per cent Canadian$, 8 per cent sterling, 5 per cent Australian$ and 14 per cent other currencies.

The Group faces currency exposures arising from the translation of profits earned in overseas subsidiaries; these exposures are not normally hedged. Exposures also arise from foreign currency denominated trading transactions undertaken by subsidiaries and dividend flows. These exposures comprise anticipated and known flows and are netted and offset wherever possible. The remaining exposures are hedged with forward foreign exchange contracts and options, within the Treasury policies and procedures.

Interest rate risk

The objectives of the Group's interest rate risk management policy are to lessen the impact of adverse interest rate movements on the earnings, cash flow and economic value of the Group and to safeguard against any possible breach of its financial covenants. Additional objectives are to minimise the cost of hedging and the associated counterparty risk.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The desired ratio of fixed to variable rate debt is determined as a result of regular reviews of market conditions and strategy by Treasury and the Board of the main central finance company. At 31 December 2002, the ratio of floating to fixed rate financial liabilities was 48:52 (2001 55:45). Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps, to vary the fixed and floating mix. The interest rate profile of liquid assets is taken into account in determining the net interest rate exposure.

In early 2003, the Group took advantage of historically low interest rates by transacting a number of interest rate derivatives to lock-in a proportion of the Group's net interest cost.

Counterparty risk
Cash deposits and other financial instruments give rise to credit risk on the amounts due from counterparties. Credit risk is managed on a global basis by limiting the aggregate amount and duration of exposure to any one counterparty, taking into account its credit rating. The credit ratings of counterparties are reviewed regularly.

Directors

The names of the current Directors of the Company are given on page 26 of the Annual Review and Summary Financial Statement.

Directors' interests

The interests of the Directors of the Company in the issued share capital of the Company (including interests in share options and deferred shares) are shown in the Remuneration Report on page 6.

No Director had any material interest in a contract of significance (other than a service contract) with the Company or any subsidiary company during the year.

Directors proposed for reappointment

In accordance with the articles of association, the Directors named below retire from the Board at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment.

The Rt. Hon. Kenneth Clarke QC MP
Admiral William Owens
Rupert Pennant-Rea
Thys Visser
Dr Ana Maria Llopis (appointed 24 February 2003)

Biographical information on each of these Directors is contained in the Secretary's letter which accompanies the Notice of Annual General Meeting of the Company; information on the Board of Directors as at the date of this report is also set out on page 26 of the Annual Review and Summary Financial Statement.

Annual General Meeting

The next Annual General Meeting of the Company will be held in the Porter Tun Room, The Brewery, Chiswell Street, London EC1 at 11.30am on 15 April 2003. Details of the business to be proposed at the meeting are contained in the Notice of Annual General Meeting.

Dividends

Details of dividends in respect of 2002 are given on page 36 note 6.

The Board has recommended to shareholders a final dividend of 24.5p per ordinary share for the year to 31 December 2002. If approved, this dividend will be paid on 22 April 2003 to shareholders registered in the books of the Company on 7 March 2003.

Analyses of shareholders

At 31 December 2002, there were 2,181,638,938 ordinary shares in issue held by 77,326 shareholders.

These shareholdings are analysed as follows by category of shareholder and size of shareholding:

Category of shareholder	Number of holders	Percentage of total holders	Number of ordinary shares	Percentage of issued ordinary share capital
Individuals	66,102	85.48	83,570,271	3.83
Financial institutions/ pension funds	58	0.08	12,249,470	0.56
Nominee companies	9,687	12.53	1,417,227,104	64.96
Other corporate holders	1,478	1.91	64,255,466	2.95
R&R Holdings S.A.	1	–	604,336,627	27.70
	77,326	100.00	2,181,638,938	100.00

Size of shareholding	Number of holders	Percentage of issued ordinary share capital
1 – 1,999	60,589	1.59
2,000 – 9,999	14,009	2.40
10,000 – 199,999	2,158	4.06
200,000 – 499,999	230	3.32
500,000 and over	340	88.63
	77,326	100.00

Directors' report continued

Substantial shareholdings
At 25 February 2003, the following persons had notified an interest in the ordinary shares of the Company that is required to be recorded in the register of substantial interests maintained by the Company pursuant to the Companies Act 1985.

	Number of ordinary shares	Percentage of issue
R&R Holdings S.A.[1]	604,336,627	27.70
The Law Debenture Trust Corporation p.l.c.[2]	121,457,326	5.56

Notes:
1 (a) Pursuant to the Standstill Agreement dated 11 January 1999 entered into between the Company and R&R Holdings S.A. (then named Rothmans International Holdings S.A.), Compagnie Financière Richemont SA (then called Compagnie Financière Richemont AG) and Rembrandt Group Limited (together 'the R and R Parties'), the R and R Parties gave certain undertakings to the Company including the following: (i) that the R and R Parties and persons acting in concert with any of them will not exercise at any general meeting of the Company more than 25 per cent of the voting rights attached to shares of a class carrying rights to vote in all circumstances at general meetings of the Company; and (ii) the interests of the R and R Parties and persons acting in concert with any of them in the issued ordinary share capital of the Company will not exceed 27.8 per cent except in certain specified circumstances e.g. the Company making a purchase of its own shares or otherwise having reduced its issued share capital. Further to a reorganisation of the Rembrandt Group in August 2000, the interest of Rembrandt Group Limited in R&R Holdings S.A. is now held by Remgro Limited, which company has become a party to the Standstill Agreement.

(b) Compagnie Financière Richemont SA, Rembrandt Group Limited (interest now held by Remgro Limited), British American Tobacco p.l.c. and R&R Holdings S.A. are parties to an agreement dated 11 January 1999 ('the Agreement') to which Section 204(2) of the Companies Act 1985 applies by virtue of the acquisition on 7 June 1999 of shares in British American Tobacco p.l.c. The number of such shares is 604,336,627 ordinary shares and 120,867,326 preference shares (as defined in the Agreement) following the redemption of preference shares as referred to in note 32 on page 67.

2 The interest notified by The Law Debenture Trust Corporation p.l.c. relates to: (a) an interest in 120,867,326 ordinary shares registered in the name of R&R Holdings S.A. and which arises by virtue of a charge created in favour of The Law Debenture Trust Corporation p.l.c. in connection with an issue by R&R Holdings S.A. of secured warrants exercisable into ordinary shares in the Company; and (b) 590,000 ordinary shares registered in the name of and beneficially owned by The Law Debenture Corporation p.l.c.

Purchase of own shares
At the Annual General Meeting of the Company held on 16 April 2002, the Company was given authority to purchase up to 218,000,000 of its ordinary shares. This authority will expire at the Annual General Meeting to be held on 15 April 2003. Although no ordinary shares have been purchased by the Company during the period from 16 April 2002 to the date of this report, the Directors at the Annual General Meeting on 15 April 2003 will be seeking fresh authority for the Company to purchase its ordinary shares. The Board is initiating an on-market programme of buying back the Company's shares under the authority given in 2002.

Stock market listings
The Company's ordinary shares are listed on the London Stock Exchange. They are also traded on the American Stock Exchange, New York, in the form of American Depositary Receipts.

Auditors
Following its conversion to a limited liability partnership (LLP) from 1 January 2003, our auditors PricewaterhouseCoopers resigned on 21 February 2003 and, on the recommendation of the Audit Committee, the Board appointed PricewaterhouseCoopers LLP in its place.

Resolutions will be proposed at the Annual General Meeting to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to agree their remuneration. The Audit Committee will recommend the appropriate level of fees to the Board.

Charitable and political contributions
Payments for charitable purposes in 2002 amounted to £12.63 million, £4 million of which was paid in the UK. The Company made no donation to any political party registered in the UK under the Political Parties, Elections and Referendums Act 2000 but has given £25,000 to Britain in Europe, which is regarded as an 'EU political organisation' for the purposes of that Act.

Employees
British American Tobacco utilises a range of initiatives to actively encourage employee engagement in the Group's business including individual discussions, team briefings, employee surveys, publications and regular meetings with recognised employee representatives. The Company operates a European Employee Council (EEC) which has 16 employee members representing British American Tobacco organisations in the European Economic Area and Switzerland. The European regional management of British American Tobacco informs and consults with the employee representatives of the EEC on matters which fall within the scope of the EEC Agreement and which are of significance to these countries.

The Company continues actively to encourage employee share ownership through its provision of employee share plans, the most recent of which are the Partnership Share Scheme and the Share Reward Scheme. The Group has Employment Policies which are committed to providing a work environment that is free from harassment, bullying and discrimination – these policies are available to all staff on the Company's intranet. There is no discrimination against people with disabilities who apply to join the Company and anyone within the Company with a disability is awarded the same opportunities for promotion, training and career development as other staff. We aim to establish and maintain a safe working environment for all staff, including those with disabilities.

Research and development
The Group's research and development activities are concentrated on the development of new products, new processes, quality improvement of existing products and cost reduction programmes.

Research is also undertaken into various aspects of the science and behavioural science related to smoking, and the Group continues to provide funding for independent studies.

Going concern
The Group's going concern statement is given on page 24 of the Annual Review and Summary Financial Statement.

Creditor payment policy
Given the international nature of the Group's operations, there is not a standard code for the Group in respect of payments to suppliers. Operating subsidiaries are responsible for agreeing terms and conditions for their business transactions when orders for goods and services are placed, ensuring that suppliers are aware of the terms of payment and including the relevant terms in contracts where appropriate. These arrangements are adhered to provided that suppliers meet their contractual commitments.

Creditor days have not been calculated for the Company as it is an investment holding company and had no trade creditors at 31 December 2002.

OECD Guidelines
The Group recognises its responsibilities to the countries in which it operates and in this context notes the OECD Guidelines for Multinational Enterprises in their current form.

Intra group pricing
The prices agreed between Group companies for intra group sales of materials, manufactured goods, charges for royalties, commissions, services and fees are based on normal commercial practices which would apply between independent businesses.

Department of Trade and Industry
On 30 October 2000, the UK Secretary of State for Trade and Industry announced the commencement of a confidential investigation under Section 447 of the Companies Act 1985. The Company stated at that time that it would be cooperating fully with the investigators but would be making no further comments during the course of their work.

On behalf of the Board
Alan F Porter
Secretary
25 February 2003

Remuneration report

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 (the 'Remuneration Report Regulations') which introduced new statutory requirements for the disclosure of Directors' remuneration in respect of periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the UK Listing Authority and describes how the Board has applied the Principles of Good Governance relating to Directors' remuneration. At the Annual General Meeting in 2002, before the Remuneration Report Regulations became effective, shareholders were given the opportunity to vote on the Remuneration report. In 2003, as required by the Remuneration Report Regulations, a resolution to approve the Directors' Remuneration Report will be proposed at the forthcoming Annual General Meeting of the Company at which the financial statements will be approved. As before, the vote will have advisory status, will be in respect of the remuneration policy and overall remuneration packages and will not be specific to individual levels of remuneration.

The Remuneration Committee

The Committee comprises the following Non-Executive Directors of the Company:

K H Clarke (Chairman of the Remuneration Committee)
H Einsmann
W A Owens
R L Pennant-Rea
J P du Plessis
J P Rupert
M H Visser
K S Wong

There were no changes to the membership of the Remuneration Committee during the year. The Board continues to consider that all of the Non-Executive Directors on the Remuneration Committee are independent for these purposes notwithstanding the shareholdings represented by Jan du Plessis, Johann Rupert and Thys Visser. The Secretary to the Committee is the Company Secretary.

No Executive Director or member of the Management Board plays a part in any discussion about his or her remuneration. The Chairman and the Managing Director may be invited to attend meetings of the Committee when their own remuneration is not under consideration. In determining remuneration for the year, the Committee consulted the Chairman, the Managing Director, the Human Resources Director and the Head of Remuneration and Benefits. The Committee also appointed Towers Perrin to provide remuneration services and advice to the Company for 2002 with specific reference to the needs of the Remuneration Committee.

The Remuneration Committee is responsible for the following key areas:

- recommending to the Board the Company's policy on the terms of employment of Executive Directors and other members of the Management Board and for determining those executives' pay and specific remuneration packages, including entitlements under share incentive schemes and pension funds;
- reviewing the overall performance of the Chairman and the Managing Director on an annual basis.

Executive remuneration policy

The remuneration policy for Executive Directors of British American Tobacco (Martin Broughton, Paul Adams, Paul Rayner and Antonio Monteiro de Castro) and for members of its Management Board continues to be designed to reflect the intensely competitive nature of the Group's operations in a global environment in which it is recognised that high quality executives must be recruited, motivated and retained within a performance orientated culture. It is anticipated that this policy will continue during 2003.

It is against this background that the Remuneration Committee continues to aim for a structured and balanced remuneration package for each Executive Director and member of the Management Board by looking at each element as well as the package as a whole. The package will comprise both performance based variable rewards (cash and share based performance related annual bonus plans; long term incentive plan) and core fixed elements (base salary and benefits). During 2002, the Committee has developed this policy so that an increasing proportion of the remuneration should be performance related. The composition (assuming 'on target' performance) in the case of Executive Directors for 2002 and 2003 is as follows:

	Fixed element per cent		Variable element per cent	
	2002	2003	2002	2003
M F Broughton	51	46	49	54
P N Adams	52	47	48	53
P A Rayner	58	47	42	53
A Monteiro de Castro	59	55	41	45

For members of the Management Board this policy is typically reflected for the fixed element at 58 per cent (2002); 54 per cent (2003) and for the variable element at 42 per cent (2002); 46 per cent (2003).

The table of Directors' remuneration presented below, including only notes (2), (3), (4), (5) and (6) thereto, has been audited.

Table 1. Directors' remuneration

	Salary/fees £	Performance related pay – annual cash bonus £	Performance related pay – deferred share bonus £	Benefits in kind[2] £	Allowances £	2002 Total £	2001 Total £
M F Broughton	967,500	445,500	445,500	23,801	–	1,882,301	1,514,125
K H Clarke	125,000	–	–	–	–	125,000	118,750
P N Adams[1]	547,500	249,750	249,750	25,447	–	1,072,447	703,486
P A Rayner[1, 3]	435,000	132,000	132,000	358,184	324,540	1,381,724	–
A Monteiro de Castro[1, 4]	521,975	132,978	132,978	102,076	12,698	902,705	–
H Einsmann	50,000	–	–	–	–	50,000	46,250
W A Owens	67,084	–	–	–	–	67,084	64,310
R L Pennant-Rea	55,000	–	–	–	–	55,000	50,000
J P du Plessis	50,000	–	–	–	–	50,000	45,000
J P Rupert	50,000	–	–	–	–	50,000	46,250
M H Visser[1]	50,000	–	–	–	–	50,000	37,500
K S Wong	50,000	–	–	–	–	50,000	46,250
Former Directors[5]	–	–	–	–	–	–	2,145,567
Total remuneration	2,969,059	960,228	960,228	509,508	337,238	5,736,261	4,817,488

Notes:

(1) Reference should be made to the Directors' appointment dates given below.

(2) Executive Directors' benefits in kind include principally a car or a car allowance and private medical and personal accident insurance.

(3) The benefits in kind shown for Paul Rayner include expenses and costs incurred totalling £344,296 associated with his relocation to the UK from Australia upon his appointment as Finance Director. The allowances shown for Paul Rayner comprise a compensation payment for loss of some expatriate benefits of £250,000 and an annual home leave allowance of £74,540 which will cease to be payable on 31 December 2004.

(4) The benefits in kind shown for Antonio Monteiro de Castro reflect his contractual arrangements from which he derives his emoluments in both the UK and Brazil. In addition, the allowances shown for Antonio Monteiro de Castro are in respect of expenses incurred whilst fulfilling his duties outside Brazil.

(5) Former Directors – 2001: Ulrich Herter, Keith Dunt and Bill Ryan.

(6) Ulrich Herter retired as a Director on 31 December 2001 and remained as an employee of the Company until 31 January 2002, during which time he received a salary of £58,333 and benefits in kind totalling £9,189; the Company also made payments totalling £37,901 in respect of relocation associated with his retirement. Keith Dunt retired as a Director on 31 December 2001 and remained as an employee of the Company until 31 March 2002 during which time he received a salary of £117,500 and benefits in kind totalling £8,532. Each of these Directors received performance related bonus payments paid in 2002 in respect of performance for 2001; these amounts were disclosed in the Directors' Report and Accounts for the year ended 31 December 2001.

(7) The Directors' remuneration shown above does not include the illustrative values (as at 21 February 2003) of the Executive Directors' Long Term Incentive Plan awards made in March 2000 which will vest on 10 March 2003. Reference should be made to note 4 Table 4 on page 14.

Executive Directors and members of the Management Board are able to accept one substantive external Board appointment provided that permission is respectively sought from the Board or Chairman. It is the practice that fees from such appointments are accounted for to the Company.

For Tables 1 to 5, please note the dates of appointment for the following Directors:

Paul Adams	1 March 2001
Paul Rayner	1 January 2002
Antonio Monteiro de Castro	1 March 2002
Thys Visser	1 April 2001

Salary

The base salaries for each of the Executive Directors and members of the Management Board are reviewed and analysed annually or when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers the Group as a whole and relies on objective research. This gives up-to-date information against a UK comparator group chosen to reflect constituent membership of the FTSE 100 Index, comprising companies with a consumer goods focus, together with an international spread of operations and benchmarked labour market comparisons. Matched salary positions are identified and compared using factors chosen to cover comparative reporting levels, revenue, international responsibilities and main board membership. The resulting assessments are used as a basis against which the Remuneration Committee is able to decide on appropriate levels of remuneration. These assessments represent the mid-point of a 'competitive range' (typically 15 to 20 per cent either side of the assessment) and the Remuneration Committee will make judgements within this range depending on individual performance and experience.

The membership of the UK comparator group presently comprises:

Allied Domecq	Diageo	Reed Elsevier
Astra Zeneca	Gallaher Group	J Sainsbury
British Airways	GlaxoSmithKline	Shell
BP	ICI	Six Continents
BT Group	Imperial Tobacco	Tesco
Cable & Wireless	Marks & Spencer	Unilever
Cadbury Schweppes	Reckitt Benckiser	Vodafone

Since 1999, the salaries of both the Executive Directors and the members of the Management Board have been reviewed using the above methodology on the basis of a mid market comparison against main board directors of the comparator companies. In order to more closely align the board practice of the Company's peers within the comparator companies, the Remuneration Committee has decided that for 2003 onwards (salary changes effective from April 2003) Executive Directors' salaries will be benchmarked against the market upper quartile for Executive Directors. Members of the Management Board will have salaries benchmarked against the upper quartile of the management boards of the comparator companies and at the mid market equivalent for main board positions. The Committee continues to recognise that the requirements of recruitment or retention may on occasion justify the payment of a salary outside the range regarded as appropriate for a particular position. Each Executive Director's contract of service, which includes details of remuneration, will be available for inspection at the Annual General Meeting.

In addition to basic salary, the Executive Directors and members of the Management Board receive certain benefits in kind, principally a car and private medical and personal accident insurance.

Executive Directors' performance related bonus plans

The Executive Directors participate in two aligned performance bonus plans: an annual Incentive Bonus Scheme (cash) and a Deferred Share Bonus Scheme (shares) – the 'Deferred Scheme'.

Bonus entitlements and awards to the Executive Directors and members of the Management Board under each of the schemes depend upon the performance of the business. Demanding targets are approved by the Remuneration Committee at the beginning of each year and are measured in terms of both financial and business performance. The financial element includes operating profit, cash flow and earnings per share. The business elements are related to a small number of commercially sensitive marketing and strategic goals. Awards made under the Deferred Scheme are in the form of free ordinary shares in the Company which are held in trust normally for three years and no further performance conditions apply in that period. Participants may forfeit the shares if they resign before the end of the three year period. Awards of shares will normally be released on retirement.

The bonus payments receivable in 2003 in respect of performance for 2002 comprise 50 per cent cash and 50 per cent shares. For 'on target' performance both elements taken together carry a value of 75 per cent of base salary with an overall maximum of 150 per cent for the Chairman and the Managing Director and 50 per cent of base salary with an overall maximum of 100 per cent for the other Executive Directors and members of the Management Board.

During 2002, the Remuneration Committee reviewed this structure to ensure that it continued to deliver appropriate benefits within a competitive environment by increasing target annual bonuses payable within existing maximum potential percentages to take effect in 2003 for the first payment on this basis in 2004. For 'on target' performance both elements taken together will carry a value of 100 per cent of base salary with an overall maximum of 150 per cent for the Chairman, the Managing Director and the Finance Director and 67 per cent of base salary with an overall maximum of 100 per cent for the other Executive Director and members of the Management Board. These bonuses will continue to be paid 50 per cent by way of cash and 50 per cent by way of shares. Bonus payments are charged in the year to which they relate, and provision is made accordingly.

Directors' interests

The interests of the Directors of the Company in the issued share capital of the Company, according to the register maintained under Section 325 of the Companies Act 1985 (which is open to inspection at the registered office) are shown below. Their interests in share options are shown in Table 3 on page 12.

Table 2. Directors' interests in British American Tobacco p.l.c. ordinary shares of 25p

	At 1 Jan 2002 or date of appointment	At 31 Dec 2002	Changes from 31 Dec 2002[2]	At 25 Feb 2003
M F Broughton	281,212	356,749	23	356,772
K H Clarke	4,091	4,091	–	4,091
P N Adams	19,065	51,063	23	51,086
P A Rayner[1]	–	228	22	250
A Monteiro de Castro[1, 3]	–	56,147	–	56,147
H Einsmann	–	–	–	–
W A Owens	–	–	–	–
R L Pennant-Rea	3,023	3,023	–	3,023
J P du Plessis	–	–	–	–
J P Rupert	–	–	–	–
M H Visser	–	–	–	–
K S Wong	3,000	3,000	–	3,000

Notes:
(1) Reference should be made to the Directors' appointment dates on page 7.

(2) The changes in Directors' interests since 31 December 2002 relate to the purchase of shares pursuant to the Company's Partnership Share Scheme. No Director had a non-beneficial interest in the shares of the Company at the dates stated in Table 2 above.

(3) At 31 December 2002, Antonio Monteiro de Castro also had an interest in 84,000 shares of no par value in the Common Stock of Souza Cruz SA of Brazil, the listed company in which British American Tobacco has a 75 per cent interest (date of appointment: 64,000 shares).

(4) In addition to the shares shown above, the Executive Directors have the following interests in the ordinary shares of the Company which are held in trust pursuant to the British American Tobacco Deferred Share Bonus Scheme:

	At 1 Jan 2002 or date of appointment	Awarded in 2002	Released in 2002	At 31 Dec 2002
M F Broughton	162,184	47,864	–	210,048
P N Adams	69,008	24,636	–	93,644
P A Rayner[1]	29,434	14,547	–	43,981
A Monteiro de Castro[1]	87,180	19,707	–	106,887
Former Directors [5]				
U G V Herter	121,540	–	121,540	–
K S Dunt	79,993	22,055	102,048	–

(5) Ulrich Herter and Keith Dunt each retired as a Director on 31 December 2001 and the shares were released to them on 12 February 2002 and 15 April 2002 respectively in accordance with the rules of the Deferred Share Bonus Scheme. The shares awarded to Keith Dunt on 20 March 2002 were in respect of performance for the year ended 31 December 2001.

(6) The cost of these shares has been included as Directors' emoluments in the prior year. Details of the Deferred Share Bonus Scheme are given on page 8.

(7) Based on performance for 2002, the eligible Executive Directors will each be awarded a number of ordinary shares to the value of £1,800 pursuant to an appropriation of shares under the Share Reward Scheme on 1 April 2003.

(8) On 31 December 2002, the Group's employee share ownership trusts referred to on page 15 held a total of 37,696,678 ordinary shares in the Company. All participating employees, including the Executive Directors, are deemed to have a beneficial interest in these shares.

In February 2003, the Remuneration Committee adopted shareholding guidelines under which Executive Directors and members of the Management Board are encouraged to work towards holding ordinary shares in the Company to the values of 1.0 times and 0.75 times salary respectively.

Share options and share incentive schemes

The Executive Directors are eligible to participate in the following employee share schemes which are designed to incentivise employees of the Group: the Sharesave Scheme, the Employee Share Ownership Plan, the Share Participation Scheme, the Share Option Scheme and the Long Term Incentive Plan. The Board and/or the Remuneration Committee selects from time to time which of these schemes will be operated and since 1999 it has been the policy that Executive Directors and other members of the Management Board will normally participate in the Long Term Incentive Plan rather than the Share Option Scheme.

All benefits under the employee share schemes are non-transferable and non-pensionable.

Sharesave Scheme

Eligible employees, including eligible Executive Directors, have been granted employee savings-related share options to subscribe for ordinary shares in the Company. In November 2002, the Company made a further grant of options under the British American Tobacco Sharesave Scheme (the 'Sharesave Scheme') which allows for options granted to be exercisable in conjunction with either a three year or five year savings contract up to a monthly limit of £250. Options are normally granted at a discount of 20 per cent to the market price at the time of the invitation, as permitted under the rules of the Sharesave Scheme. At 31 December 2002, all eligible Executive Directors participated in the Sharesave Scheme, each saving the maximum monthly amount.

Prior to the demerger of B.A.T Industries p.l.c. in 1998, options were granted under the B.A.T Industries Savings-Related Share Option Scheme (the 'ESRO Scheme').

Employee Share Ownership Plan

The Employee Share Ownership Plan is an Inland Revenue approved share incentive plan. Since November 2000, the Company has operated its Partnership Share Scheme as a key constituent part of this plan. The Partnership Share Scheme is open to all eligible employees, including Executive Directors. Employees can allocate part of their pre-tax salary to shares in British American Tobacco without paying tax or national insurance contributions. The maximum amount that can be allocated in this way is £1,500 in any year. Shares purchased are held in a UK-based trust, normally being transferred to participants tax free after a five year holding period. At 31 December 2002, all eligible Executive Directors participated in the Partnership Share Scheme, each investing the maximum monthly contribution.

Since 2001, the Company has also operated the Free Shares element of the plan, known as the Share Reward Scheme. Under this Scheme, eligible employees receive an appropriation of shares in April of each year in which the Scheme operates in respect of performance in the previous financial year. The maximum award under the Scheme is £3,000. The first awards under the Scheme were made in April 2002 but were limited to certain employees who were not participating in the Share Participation Scheme. From January 2002, the Share Reward Scheme operated for eligible employees, including the eligible Executive Directors, with an award being made on 1 April 2003, subject to the performance conditions being met. For Executive Directors, the performance conditions were aligned to those set for the Incentive Bonus Scheme in respect of the same performance period. The shares are held in a UK-based trust for a minimum period of three years.

Share Participation Scheme

UK employees, including eligible Executive Directors, may participate in the Company's Share Participation Scheme which is an approved profit-sharing scheme under Schedule 9 of the Income and Corporation Taxes Act 1988. Pursuant to the Finance Act 2000, a final appropriation of shares was made on 2 April 2002 up to a maximum value of £5,000 to each UK-based employee under the Scheme.

Share Option Scheme

The British American Tobacco Share Option Scheme (the 'Share Option Scheme') comprises an Inland Revenue approved part and an unapproved part. Under the approved part of the Share Option Scheme, options may be granted over ordinary shares up to a total market value of £30,000 on the date of the grant, whilst any amount over and above that limit would be made under the unapproved part of the Scheme. All employees, including the Executive Directors, are eligible to participate in the Share Option Scheme. The Share Option Scheme is operated by the Remuneration Committee in relation to the grant of options to Executive Directors and other members of the Management Board, although options are not normally granted in any year to individuals who receive an award under the Long Term Incentive Plan referred to below. Under normal circumstances, the Remuneration Committee considers whether to make a grant of options only once a year. Normally, the value of options which may be granted on each occasion is limited to 50 per cent of a participant's base salary.

No options were granted to Executive Directors under the Share Option Scheme in the year ended 31 December 2002 and none have been granted since September 1998.

Options granted under the Share Option Scheme are not issued at a discount to the market price at the time of grant. Options are normally exercisable after the third anniversary of the date of the grant and lapse ten years after the date of their original grant, subject to a performance condition based on earnings per share growth. For options to be exercisable, the Company's published adjusted earnings per share growth has to exceed inflation by an average of 3 per cent per annum over any consecutive three year period during the ten year life of the options.

Long Term Incentive Plan

The Long Term Incentive Plan (the 'LTIP') provides for awards of free ordinary shares to the Executive Directors and senior employees, provided certain demanding performance conditions are met. Such performance conditions are applicable to all the Executive Directors. The LTIP is operated each year by the Remuneration Committee in relation to awards to the Executive Directors and members of the Management Board. The value of the award which may be made on each occasion is limited to one times base salary for any single award. The award made in March 2002 was based upon the application of 100 per cent of salary for the Executive Directors and other members of the Management Board.

Two performance conditions attach to an award of ordinary shares made under the LTIP. These relate to an apportionment between measures relating to Total Shareholder Return ('TSR') and earnings per share based criteria with reference to a three year performance period. Both these measures are widely accepted and understood benchmarks of a company's performance.

TSR

TSR performance combines both the share price and dividend performance of the Company during the performance period as set against two comparator groups. The first of these is the constituents of the London Stock Exchange's FTSE 100 Index at the beginning of the performance period, whilst the second is a peer group of international fast moving consumer goods ('FMCG') companies. 25 per cent of the total award is based upon each of these two separate measures. 25 per cent of the total award vests in full in the event of upper quartile performance by the Company relative to one of the comparator groups, 7.5 per cent of the total award will vest in the event of median performance and then pro rata between these two points. These comparator groups are used to reflect, as far as possible, the Company's financial and business trading environments.

TSR is measured according to the return index calculated by Datastream on the basis that all companies' dividends comprised in both comparator groups are reinvested in the shares of those companies. The return is the percentage increase in each company's index over the three year performance period. The opening and closing indices for this calculation are respectively the average of the index numbers for the last quarter preceding the performance period and for the last quarter of the final year of that performance period – this methodology is employed to reflect as accurately as possible movements of the indices over that time.

Earnings per share

This measure applies to 50 per cent of the award and relates to earnings per share growth relative to inflation. 50 per cent of the award will vest if earnings per share growth over the three year performance period is an average of at least 8 per cent per annum (9 per cent per annum in respect of LTIP awards granted before 2002) in excess of inflation; 10 per cent will vest if the same figure is at least 3 per cent in excess of inflation and an award will vest on a pro rata basis between these two points.

Growth in earnings per share (eps) for these purposes is calculated on an adjusted-diluted earnings per share basis using a formula which incorporates: (1) the adjusted-diluted eps for the year prior to the start of the first performance period and then for the first, second and third years of that performance period; and (2) retail price index (RPI) for the last month of the year immediately preceding the performance period and then the RPI for the respective first, second and third years of that performance period.

To the extent that the performance conditions have been satisfied following assessment by the Remuneration Committee, awards are normally exercisable between three and ten years after they have been made. An award of shares lapses to the extent that the performance conditions are not satisfied in accordance with the measures set out above at the end of the three year performance period.

As reported last year, the 1999 LTIP award vested in full on 19 March 2002. The second LTIP award was made in 2000, with the performance period being completed at 31 December 2002. The Remuneration Committee has assessed the performance of British American Tobacco against the two performance conditions outlined above and has determined that 84.4 per cent of the award will vest. On the TSR measure, the Company ranked second out of the FTSE 100 group of companies, giving a vesting of 25 per cent for performance at the upper quartile. A vesting of 25 per cent was achieved for ranking third out of the peer group of international FMCG companies, this being upper quartile. Earnings per share growth was 6.66 per cent in excess of inflation resulting in a vesting of 34.4 per cent.

The members of the FMCG group at the date of vesting were:

Allied Domecq
Altria Group
Anheuser-Busch
Campbell Soup
Carlsberg
Coca-Cola
Colgate-Palmolive
Danone
Diageo
Gallaher Group
Gillette
Heineken
HJ Heinz
Hershey Foods
Imperial Tobacco Group
Johnson & Johnson
Kellogg
Kimberly-Clark
LVMH Moët Hennessy
Nestlé
Pepsico
Procter & Gamble
Reckitt Benckiser
Sara Lee
Six Continents
Unilever
Whitbread

Performance graphs
The Remuneration Report Regulations provide that the Company must provide a graph comparing the TSR performance of a hypothetical holding of shares in the Company with a broad equity market index over a five year period – the 'Compliance Graph'. In this context, the Directors have chosen to illustrate the performance of TSR against the FTSE 100 Index over a four year period commencing on 8 September 1998, being the date on which the Company's ordinary shares were listed on the London Stock Exchange. In the opinion of the Directors, the FTSE 100 Index is the most appropriate index against which TSR should be measured because it is a widely used and understood index of broadly similar sized UK companies to the Company. The Compliance Graph is shown below.

COMPLIANCE GRAPH – HISTORICAL TSR PERFORMANCE
Growth in the value of a hypothetical £100 holding since demerger
FTSE 100 comparison based on 30 trading day average values



FTSE 100
British American Tobacco
180
160
140
120
100
80
Sept 1998
Dec 1998
Dec 1999
Dec 2000
Dec 2001
Dec 2002

In addition to the Compliance Graph, illustrative graphs showing the relative position on the TSR measures for the LTIP award vesting in March 2003 are given on pages 30 and 31 of the Annual Review and Summary Financial Statement.

B.A.T Industries Employee Share 'E' Option Scheme
Prior to the demerger in 1998, options were granted under the B.A.T Industries Share 'E' Option Scheme (the 'E' Option Scheme). Options granted under the 'E' Option Scheme were not issued at a discount to the market price at the time of grant.

Options granted under the 'E' Option Scheme had no performance conditions attached and are normally exercisable between the third and the tenth anniversary of the date of grant.

At the time of the demerger in 1998, British American Tobacco p.l.c. made an offer of replacement options of equivalent value over ordinary shares in the Company to continuing employees of the Group, including the Executive Directors of the Company, who did not exercise their 'E' Options. Paul Adams and Antonio Monteiro de Castro continue to hold 'E' Options. The replacement option price and associated number of replacement

(continued on page 15)

Remuneration report continued

The table of Executive Directors' share options presented below, including only notes (2), (3), (7), (8), (9) and (10) thereto, has been audited.

Table 3. Executive Directors' share options over British American Tobacco p.l.c. ordinary shares of 25p

	At 1 Jan 2002 or date of appointment Number of shares	Grant price	Exercised in 2002[2] Number of shares	At 31 Dec 2002 Number of shares	Dates from which exercisable	Latest expiry dates
M F Broughton						
ESRO Scheme	2,954	233.3p	2,954	–	Jan 2002	Jun 2002
Sharesave Scheme	2,620	386.4p	–	2,620	Jan 2006	Jun 2006
	791	480.0p	–	791	Jan 2005	Jun 2005
Total	3,411			3,411		
Share Option Scheme	149,700	434.2p	–	149,700	Sep 2001	Sep 2008
P N Adams						
Sharesave Scheme	5,333	316.4p	–	5,333	Jan 2005	Jun 2005
'E' Option Scheme	11,587	278.7p	11,587	–	Dec 1997	Dec 2004
	13,567	318.8p	13,567	–	Jun 1998	Jun 2005
	12,530	345.3p	12,530	–	Dec 1998	Dec 2002
	16,692	318.8p	16,692	–	Jun 1999	Jun 2003
	19,600	271.3p	19,600	–	Dec 1999	Dec 2003
	18,115	344.6p	–	18,115	Jun 2000	Jun 2004
	17,929	348.2p	–	17,929	Dec 2000	Dec 2004
	14,959	375.6p	–	14,959	Jun 2001	Jun 2005
Total	124,979		73,976	51,003		
Share Option Scheme	63,334	434.2p	–	63,334	Sep 2001	Sep 2008
P A Rayner[1]						
Sharesave Scheme	3,447	480.0p	–	3,447	Jan 2007	Jun 2007
Share Option Scheme	21,624	500.0p	–	21,624	Sep 2002	Sep 2009
A Monteiro de Castro[1]						
'E' Option Scheme	12,561	318.8p	–	12,561	Jun 1998	Jun 2005
	11,602	345.3p	11,602	–	Dec 1998	Dec 2002
	33,275	318.8p	–	33,275	Jun 1999	Jun 2003
	40,515	271.3p	–	40,515	Dec 1999	Dec 2003
	28,310	344.6p	–	28,310	Jun 2000	Jun 2004
	29,238	348.2p	–	29,238	Dec 2000	Jun 2004
	29,222	375.6p	–	29,222	Jun 2001	Jun 2005
Total	184,723		11,602	173,121		
Share Option Scheme	102,155	434.2p	–	102,155	Sep 2001	Sep 2008
Former Directors						
U G V Herter						
'E' Option Scheme	15,887	278.7p	15,887	–	–	–
	25,076	318.8p	25,076	–	–	–
	31,342	318.8p	31,342	–	–	–
	23,205	344.6p	23,205	–	–	–
	26,329	375.6p	26,329	–	–	–
Total	121,839		121,839			
Share Option Scheme	110,548	434.2p	110,548	–	–	–
K S Dunt						
ESRO Scheme	2,954	233.3p	2,954	–	–	–
Sharesave Scheme	1,920	316.4p	821	–	–	–
	601	386.4p	252	–	–	–
Total	2,521		1,073			

Notes:

(1) Reference should be made to the Directors' appointment dates on page 7.

(2) In respect of the Executive Directors, no share options lapsed or were granted under the above schemes during the year ended 31 December 2002. There have been no variations in the terms and conditions of share options interests during the year. No consideration is payable for the grant of an option.

(3) Aggregate gains on share options exercised by Executive Directors during the year ended 31 December 2002 were as follows:

	Date of exercise	Exercise price	Market price	Number of options exercised	Gain £
M F Broughton[4]					
ESRO	3 Jan 2002	233.3p	577.0p	2,954	10,153
Total				2,954	10,153
P N Adams[5]					
'E' Option Scheme	22 Mar 2002	278.7p	680.0p	11,587	46,499
	22 Mar 2002	318.8p	680.0p	13,567	49,004
	22 Mar 2002	345.3p	680.0p	12,530	41,938
	22 Mar 2002	318.8p	680.0p	16,692	60,292
	22 Mar 2002	271.3p	680.0p	19,600	80,105
Total				73,976	277,838
A Monteiro de Castro[6]					
'E' Option Scheme	26 Mar 2002	345.3p	684.0p	11,602	39,296
Total				11,602	39,296
Aggregate gains on the exercise of share options 2002					327,287
Aggregate gains on the exercise of share options 2001					1,112,810
Former Directors					
U G V Herter[7]					
'E' Option Scheme	27 Feb 2002	278.7p	659.0p	15,887	60,418
	27 Feb 2002	318.8p	659.0p	25,076	85,309
	27 Feb 2002	318.8p	659.0p	31,342	106,625
	27 Feb 2002	344.6p	659.0p	23,205	72,957
	27 Feb 2002	375.6p	659.0p	26,329	74,616
Total				121,839	399,925
Share Option Scheme	27 Feb 2002	434.2p	659.0p	110,548	248,512
K S Dunt[8]					
ESRO Scheme	11 Jan 2002	233.3p	562.0p	2,954	9,710
Sharesave Scheme	26 Jun 2002	316.4p	705.0p	821	3,190
	26 Jun 2002	386.4p	705.0p	252	803
Total				1,073	3,993

(4) Martin Broughton retained his entire interest in the shares resulting from the exercise of the options.

(5) Paul Adams retained an interest in 29,895 ordinary shares.

(6) Antonio Monteiro de Castro retained an interest in 5,720 ordinary shares.

(7) Ulrich Herter retired as Director on 31 December 2001 and exercised his options in accordance with the rules of the 'E' Option Scheme and the Share Option Scheme.

(8) Keith Dunt retired as a Director on 31 December 2001. He exercised 2,954 options which matured under the rules of the ESRO Scheme in January 2002. After ceasing to be an employee on 31 March 2002, he exercised a total of 1,073 options under the rules of the Sharesave Scheme; the balance of 1,448 options lapsed.

(9) Performance conditions are applicable in respect of the options granted under the Share Option Scheme. For options to be exercisable, the Company's published adjusted earnings per share growth has to exceed inflation by an average of 3 per cent per annum over any consecutive three year period during the ten year life of the options.

(10) The closing mid market price of ordinary shares in British American Tobacco p.l.c. on 31 December 2002 was 620.5p and the range during the year was 560.5p to 819.0p. The mid market price on 31 December 2002 exceeded the grant price of all the options detailed in Table 3 above.

Remuneration report continued

The table of Directors' awards presented below, including only notes (2), (3), (4), (5), (6) and (8) thereto, has been audited.

Table 4. Executive Directors' Long Term Incentive Plan awards over British American Tobacco p.l.c. ordinary shares of 25p

	Performance period ending	Award date	At 1 Jan 2002 or date of appointment Number of shares	Awarded in 2002 Number of shares	Vested in 2002 Number of shares	At 31 Dec 2002 Number of shares	Value vested 2002[2] £	Vesting date
M F Broughton								
	2001	19 Mar 1999	123,456	–	123,456	–	792,588	19 Mar 2002
	2002	10 Mar 2000	279,891	–	–	279,891	–	10 Mar 2003
	2003	12 Mar 2001	143,508	–	–	143,508	–	12 Mar 2004
	2004	20 Mar 2002	–	140,778	–	140,778	–	20 Mar 2005
Total			546,855			564,177		
P N Adams								
	2001	19 Mar 1999	52,689	–	52,689	52,689[3]	338,263	19 Mar 2002
	2002	10 Mar 2000	118,263	–	–	118,263	–	10 Mar 2003
	2003	12 Mar 2001	79,725	–	–	79,725	–	12 Mar 2004
	2004	20 Mar 2002	–	82,121	–	82,121	–	20 Mar 2005
Total			250,677			332,798		
P A Rayner[1]								
	2002	10 Mar 2000	41,123	–	–	41,123	–	10 Mar 2003
	2003	12 Mar 2001	22,506	–	–	22,506	–	12 Mar 2004
	2004	20 Mar 2002	–	65,696	–	65,696	–	20 Mar 2005
Total			63,629			129,325		
A Monteiro de Castro[1]								
	2001	19 Mar 1999	50,427	–	50,427	–	323,741	19 Mar 2002
	2002	10 Mar 2000	153,390	–	–	153,390	–	10 Mar 2003
	2003	12 Mar 2001	73,781	–	–	73,781	–	12 Mar 2004
	2004	20 Mar 2002	–	65,690	–	65,690	–	20 Mar 2005
Total			277,598			292,861		
Total of awards vested in 2002					**226,572**		**1,454,592**	

Notes:

(1) Reference should be made to the Directors' appointment dates on page 7.

(2) The closing mid market price of ordinary shares in British American Tobacco p.l.c. on 19 March 1999 was 548.0p, 10 March 2000 was 249.25p, 12 March 2001 was 573.0p, 19 March 2002 was 642.0p and 20 March 2002 was 659.5p.

(3) The vesting of the awards on 19 March 2002 was reported in the Company's Directors' Report and Accounts 2001 showing indicative vesting values based on the mid market price of ordinary shares at 31 December 2001 of 582.5p. Martin Broughton and Antonio Monteiro de Castro have each exercised these awards as shown above. At the date of this report, Paul Adams had not given an instruction to the trustee to transfer the shares into his name.

(4) The March 2000 award will vest on 10 March 2003 at 84.4 per cent in the manner described on page 11. For illustrative purposes only, the share price on 21 February 2003, being the latest practicable date prior to publication, was 602.0p, valuing the vesting awards as follows:

	Award lapsing number of shares	Award vesting number of shares	Award vesting illustrative value £
M F Broughton	43,663	236,228	1,422,093
P N Adams	18,450	99,813	600,874
P A Rayner	6,416	34,707	208,936
A Monteiro de Castro	23,929	129,461	779,355
Total	**92,458**	**500,209**	**3,011,258**

(5) The performance conditions applicable to the awards that vested on 19 March 2002 and will vest on 10 March 2003 relate to an apportionment between measures relating to Total Shareholder Return ('TSR') and earnings per share based criteria with reference to a three year performance period. TSR combines both the share price and dividend performance of the Company as set against two comparator groups: (i) the FTSE 100 Index at the beginning of the performance period; and (ii) a peer group of FMCG companies. 25 per cent of the total award is based upon each of these two separate measures. 25 per cent of the total award vests in full in the event of upper quartile performance by the Company relative to one of the comparator groups, 7.5 per cent of the total award will vest in the event of median performance and then pro rata between these two points. The earnings per share measure applies to 50 per cent of the award. 50 per cent of the award will vest if earnings per share growth over the three year performance period is an average of at least 9 per cent per annum in excess of inflation; 10 per cent will vest if the same figure is at least 3 per cent in excess of inflation and an award will vest on a pro rata basis between these two points. Similar criteria attach to the awards made on 20 March 2002, except that earnings per share growth of at least 8 per cent per annum in excess of inflation is required for 50 per cent of the award to vest.

(6) There have been no variations in the terms and conditions of the LTIP interests during the year.

(7) The awards made in March 2001 and March 2002 are due to vest in March 2004 and March 2005 respectively. At 31 December 2002, the performance percentage reflecting performance to date, was 73.5 per cent for the March 2001 award and 61.8 per cent for the March 2002 award.

(8) Ulrich Herter and Keith Dunt retired as Directors of the Company on 31 December 2001 and ceased to be employees on 31 January 2002 and 31 March 2002 respectively. The awards of each Director vested to the extent and on the dates shown below in accordance with the LTIP rules. The closing mid market price of ordinary shares in British American Tobacco p.l.c. on 28 February 2002 was 649.0p, 19 March 2002 was 642.0p and 15 April 2002 was 669.0p.

	Performance period ending	Award date	At date of retirement – 31 Dec 2001 Number of shares	Vested in 2002 Number of shares	Award lapsed Number of shares	Value vested 2002[8] £	Vesting date
U G V Herter							
	2001	19 Mar 1999	91,168	91,168	–	591,680	28 Feb 2002
	2002	10 Mar 2000	206,961	179,228	27,733	1,163,190	28 Feb 2002
Total			298,129	270,396	27,733	1,754,870	
K S Dunt							
	2001	19 Mar 1999	45,732	45,732	–	293,599	19 Mar 2002
	2002	10 Mar 2000	137,974	79,656	58,318	532,899	15 Apr 2002
	2003	12 Mar 2001	70,867	20,433	50,434	136,697	15 Apr 2002
Total			254,573	145,821	108,752	963,195	
Total of awards vested to former Directors in 2002				**416,217**		**2,718,065**	

options were calculated to ensure that the total monetary value of the replacement options was equal (as far as possible) to the total monetary value of the ordinary shares in B.A.T Industries p.l.c. Replacement options continue to be governed under the rules of the 'E' Option Scheme. No further options may be granted under this scheme. There have been no variations to the terms and conditions for options granted under the 'E' Option Scheme during the year ended 31 December 2002.

Options and awards outstanding

To satisfy the future exercise of options or awards under the Group's employee share schemes, ordinary shares are acquired in the market by two separate Employee Share Ownership Trusts ('ESOTs'). During the year, new ordinary shares were issued by the Company in relation to the ESRO Scheme, the Sharesave Scheme, the former B.A.T Industries Employee Share 'D' Option Scheme (the 'D' Option Scheme) and to certain participants in the Share Option Scheme resident outside the UK. None of the Executive Directors hold any options under the 'D' Option Scheme.

Under the ESRO Scheme and Sharesave Scheme, a total of 5,080,648 options over ordinary shares in the Company were outstanding at 31 December 2002. These options are exercisable until June 2008 at option prices ranging from 265.37p to 510p.

Under the 'D' Option Scheme, a total of 34,559 options over ordinary shares in the Company were outstanding at 31 December 2002. These options are exercisable until September 2004 at an option price of 283.9p.

The first ESOT, the B.A.T Industries Employee Share Ownership Plan, was set up with an interest-free loan from B.A.T Industries p.l.c. to satisfy the future exercise of options under the 'E' Option Scheme. The loan from B.A.T Industries p.l.c. amounted to £4.0 million at 31 December 2002 (2001 £12.0 million).

The second ESOT, the British American Tobacco Group Employee Trust ('BATGET'), was set up with an interest-free loan from the Company in September 1998, to satisfy the future exercise of options under the Scheme. The loan to the trust amounted to £89.2 million at 31 December 2002 (2001 £51.4 million). Both loans will be repaid from the proceeds of the exercise of options or, if the options lapse, ordinary shares may be sold by the ESOTs to cover the loan repayment. In addition, the BATGET is also used to satisfy the exercise of awards of ordinary shares made under the Deferred Scheme and the LTIP. As the release of awards under the LTIP and the Deferred Scheme do not involve a payment from the participant to the Company, the Company funds the purchases of ordinary shares by the trust by way of a gift in accordance with the terms of the applicable Trust Deed. The ESOTs waive dividends on the ordinary shares held by them. As at 31 December 2002, the two ESOTs held 37,696,678 ordinary shares (1 January 2002 32,171,834 ordinary shares). Both ESOTs waived payment of the final dividend for 2001 of £6,699,203 in April 2002 and the interim dividend for 2002 of £4,114,426 in September 2002.

The table of the Executive Directors' pension entitlements presented below, including only notes (4), (5) and (6) thereto has been audited.

Table 5. Executive Directors' pension entitlements

The following Directors were members of defined benefit schemes provided by the Group during the year. Pension entitlements and corresponding transfer values increased as follows during the year:

	Normal retirement age	Total accrued pension at 31 Dec 2002 £	Gross increase in accrued pension £	Increase in accrued pension net of inflation £	Transfer value of net increase in accrual over period £	Transfer value in accrued pension at 31 Dec 2001 £	Transfer value of accrued pension at 31 Dec 2002 £	Total change in transfer value during period £
M F Broughton	59	583,536	57,665	43,731	656,266	9,689,098	8,757,148	(931,950)
P N Adams[1]	60	156,238	19,400	15,774	161,639	1,754,767	1,601,006	(153,761)
P A Rayner[1]	60	10,838	10,838	10,838	105,486	–	105,486	105,486
A Monteiro de Castro[1, 6]	60	173,042	47,060	43,721	656,035	2,271,312	2,596,487	325,175

Notes:

(1) Reference should be made to the Directors' appointment dates on page 7.

(2) The amount of total accrued pension is the pension that would be paid annually on retirement based on service to the end of the year.

(3) The value of net increase in accrued pension represents the incremental value to the Director of his service during the year, calculated on the assumption that service terminated at the year end.

(4) Changes in transfer values reflect both individual Directors' circumstances such as the date of joining the Pension Fund and changes in salary during the year, together with the application of market value adjustments in accordance with actuarial and legislative requirements. Transfer values have been calculated in accordance with version 1.5 of Actuarial Guidance Note GN11 issued by the actuarial profession. The transfer values of the accrued entitlement represent the value of assets that the Pension Fund would need to transfer to another pension provider on transferring the Pension Fund's liability in respect of Directors' pension benefits. They do not represent sums payable to individual Directors and, therefore, cannot be added meaningfully to annual remuneration. Further, although Antonio Monteiro de Castro is not a member of the Pension Fund, the transfer values calculated above have been calculated in accordance with Guidance Note GN11.

(5) The Pension Fund is non-contributory; voluntary contributions paid by Directors and resulting benefits are not shown. No excess retirement benefits have been paid to or are receivable by any Executive Director or past Executive Director of the Company.

(6) Antonio Monteiro de Castro's pension entitlements are shown for the full year, 1 January to 31 December 2002. At his date of appointment as a Director of the Company on 1 March 2002, the total accrued pension was £126,909, giving a gross increase of £927 and a net increase of £782 for the period 31 December 2001 to 1 March 2002. The transfer value of the net increase is £11,774. The transfer value at 1 March 2002 is £1,911,017 so that the total change in the transfer value between 31 December 2001 and 1 March 2002 was (£360,295).

(7) Martin Broughton, Paul Adams and Paul Rayner are all members of the Pension Fund and are therefore entitled to receive increases in their pensions in line with price inflation up to 6 per cent per annum. Antonio Monteiro de Castro's pension will be increased annually by the lesser of the same index Souza Cruz applies to general salary increase and the General Price Index.

Executive Directors' pensions benefits

The Executive Directors (with the exception of Antonio Monteiro de Castro) are, like other employees, eligible for membership of the British American Tobacco UK Pension Fund (the 'Pension Fund') which covers employees in the UK.

The Pension Fund is a non-contributory defined benefit scheme and includes provision for spouse benefits on death in service or after retirement. In the event of death in service, a spouse's pension equal to half of the member's prospective pension at normal retirement age would be payable. A spouse's pension payable in the event of death after retirement is equal to half of the member's full pension, irrespective of any decision to exchange part of the benefit for a lump sum. The early retirement rules in the Pension Fund permit a member to draw the accrued retirement pension within five years of normal retirement age without actuarial reduction, subject to the employing company's agreement. Alternatively, a Director may choose to retire at any time on or after his or her 50th birthday without needing the employing company's agreement, subject to a reduction as determined by the Pension Fund trustee in conjunction with the Pension Fund actuary. Accrual rates differ according to individual circumstances but do not exceed one-fortieth of salary for each year of pensionable service.

Pensionable pay covers basic salary only and therefore bonus awards and the value of benefits in kind are not pensionable.

Paul Adams and Paul Rayner both joined the Pension Scheme after 1989 and are subject to the Inland Revenue cap on earnings (currently £97,200) which may be pensioned through the Pension Fund. In addition, each has an unfunded pension promise from the Company in respect of earnings above the cap on an equivalent basis to the benefits provided by the Pension Fund. The unfunded commitments are included in the provisions referred to on page 52 note 24 to the accounts. Paul Rayner joined the Pension Fund with effect from his appointment as a Director on 1 January 2002 and he also has an accumulated defined contribution entitlement from Division A of the British American Tobacco Australia Superannuation Fund. No contributions were paid regarding this arrangement on behalf of Paul Rayner during 2002.

Antonio Monteiro de Castro is a member of the defined benefit plan of Souza Cruz SA of Brazil (the 'Souza Cruz Plan'). The Souza Cruz Plan is a non-contributory pension scheme and includes a spouse's death in service benefit equal to 37.5 per cent of the member's prospective pension at normal retirement age. Accrual rates do not exceed 1.85 per cent of basic salary (excluding bonus) averaged over the last 12 months to normal retirement age for each year of pensionable service. In addition, Antonio Monteiro de Castro has an unfunded pension promise from Souza Cruz SA to increase his total pension to 2.5 per cent of final salary (basic salary received immediately prior to retirement) for each year of pensionable service. Antonio Monteiro de Castro is not permitted to retire early from the Souza Cruz Plan.

Executive Directors' service contracts

The Board continues to operate a policy of one year rolling contracts for Executive Directors. In addition, the Board also maintains discretion in respect of this policy for those future Directors who may be recruited externally or from overseas when it may be appropriate to offer a contract with an initial period of longer than one year, reducing to a one year rolling contract after the expiry of the initial period. It is the policy that an Executive Director's one year rolling contract incorporates a provision for a termination or compensation payment in lieu of notice. The compensation payment is payable where the requisite 12 months' notice is not given to the Executive Director or when he terminates by giving 12 months' notice and the Company does not wish him to serve his notice. Alternatively the Company may put the Executive Director on 'gardening leave' for the period of his notice. If a period of notice is served, the compensation payment is reduced pro rata. In the unlikely event that the contract is terminated for cause (such as gross misconduct), the Company may terminate the contract with immediate effect and therefore no compensation payment would be payable.

An Executive Director's compensation payment would comprise: (1) 12 months' salary at his then current base rate; (2) 12 months' bonus under each of the Incentive Bonus Scheme and the Deferred Scheme (both elements assessed at a target level of 'commendable' being 100 per cent of base salary for the Chairman and the Managing Director and Finance Director and 67 per cent of base salary for the other Executive Director) in respect of the 12 month period following termination; and (3) a cash payment in respect of other benefits under the contract such as medical insurance, or the Company may at its option continue those benefits for a 12 month period. The Committee retains discretion as to how to deal with any grants or awards made prior to termination under the share option schemes, the Deferred Share Bonus Scheme and the Long Term Incentive Plan. Pension entitlements are dealt with in accordance with the terms and conditions of the applicable pension scheme and do not form part of the contractual compensation payment.

All the Executive Directors who were Directors during the year continue to have one year rolling contracts with effective dates as follows: Martin Broughton (1 March 2001); Paul Adams (1 March 2001); Paul Rayner (1 January 2002); and Antonio Monteiro de Castro (1 March 2002).

With the exception of Antonio Monteiro de Castro, these contracts contain the compensation payment provisions described above. The contractual arrangements for Antonio Monteiro de Castro reflect the fact that in addition to the UK-based elements of his duties as an Executive Director of the Company and Regional Director, Latin America and Caribbean (from which is derived 30 to 35 per cent of his total income), he is also President of the Administrative Council of Souza Cruz SA of Brazil (the listed entity in which British American Tobacco has a 75 per cent interest). He is an employee of Contab Participacoes Ltda (the local Brazilian holding company) although in accordance with Brazilian practice, Antonio Monteiro de Castro has no formal written contract in respect of that local employment. The Group has agreed to provide certain tax equalisation measures in respect of these dual arrangements. In the event of the termination of Antonio Monteiro de Castro's employment without notice, the Remuneration Committee would consider making any compensation payment on the same basis as the other Executive Directors described above, taking into account Antonio Monteiro de Castro's eligibility for compensation entitlements under Brazilian labour law.

Non-Executive Directors' remuneration policy and terms of appointment

Fees for Non-Executive Directors are determined by the Board in the light of market practice and are subject to a biennial review by the Board. The Non-Executive Directors do not participate in discussions about their own remuneration. Non-Executive Directors receive no

Remuneration report continued

other material pay or benefits (with the exception of reimbursement of expenses incurred in respect of their duties as Directors of the Company). In addition, Kenneth Clarke received £25,000 from British American Racing (Holdings) Limited in respect of his services as Chairman of that company. The Non-Executive Directors do not participate in the British American Tobacco share schemes, bonus schemes or incentive plans and are not eligible for membership of any Group pension plan.

The Non-Executive Directors do not have service contracts with the Company. The terms of appointment of each Non-Executive Director provide that a new Director is appointed for a specified term, being an initial period to the next Annual General Meeting after appointment and, subject to reappointment at that meeting, for a further period ending at the Annual General Meeting held three years thereafter. Subsequent reappointment is subject to endorsement by the Board and the approval of shareholders. Each Non-Executive Director's date of appointment as a Director of the Company and most recent date of reappointment at an Annual General Meeting is shown below:

	Date of appointment as a Non-Executive Director	Date of last reappointment at Annual General Meeting
K H Clarke	28 April 1998	2 May 2001
H Einsmann	1 April 1999	16 April 2002
A M Llopis	24 February 2003	–
W A Owens	14 May 1998	2 May 2001
R L Pennant-Rea	28 April 1998	27 April 2000
J P du Plessis	7 June 1999	16 April 2002
J P Rupert	7 June 1999	16 April 2002
M H Visser	1 April 2001	2 May 2001
K S Wong	14 May 1998	2 May 2001

On termination (at any time), a Non-Executive Director is entitled to any accrued but unpaid Director's fees but not to any other compensation.

On behalf of the Board
Kenneth Clarke
Chairman of the Remuneration Committee
25 February 2003

Corporate governance statement

Corporate governance is the system by which companies are directed and controlled from within. Since the recent collapse of major companies on both sides of the Atlantic, it has been the focus of intense scrutiny leading, in the UK, to the publication in January 2003 of two sets of proposals for revising the Combined Code on corporate governance that applies to all UK listed companies. The Board is reviewing these.

Within British American Tobacco, there is a strong and continuing commitment to the highest standards of corporate governance, for which the Board is accountable to shareholders.

The UK Listing Authority, which in the UK is the primary regulator of listed companies, is expected to adopt the revised Combined Code proposals for accounting periods starting on or after 1 July this year. Meanwhile, listed companies are still required to report to shareholders on how they have performed in relation to the corporate governance criteria of the current Combined Code. This is in two parts – Principles and Provisions. The report must state how the Principles have been applied, giving enough explanation to enable shareholders to evaluate the statement, and whether the Provisions have been complied with; if not, an explanation must be given.

The ways in which the Company has applied the Principles are described in this statement and in the Remuneration Report on page 6. For the year 2002, the Company has complied fully with the Provisions.

Directors

At the date of this report, there are 13 Directors on the Board of the Company. Of these, four are Executive – Martin Broughton, Chairman; Paul Adams, Managing Director; Paul Rayner, Finance Director and Antonio Monteiro de Castro – and nine are Non-Executive. The functions of Chairman and Managing Director are clearly separated and defined. The majority of the Non-Executive Directors are independent but, under the Code, three of them – Jan du Plessis, Johann Rupert (who retires from the Board after the Annual General Meeting on 15 April 2003) and Thys Visser – are not considered to be independent for all purposes because of the shareholdings they represent. All the Non-Executive Directors provide a considerable depth of knowledge and experience collectively gained from a variety of public and private companies. As Non-Executive Deputy Chairman, Kenneth Clarke is the senior independent Director called for in the Code.

The Board, which met six times during the year, has reserved to itself key matters on which it alone may make decisions. Responsibility for implementing the Group's strategy is delegated to the Management Board, which met eight times. At the date of this report, the Management Board comprises the Executive Directors and 11 senior Group executives. The Board has also established four Board Committees, each of which has clear terms of reference. These are:

The Remuneration Committee, whose composition and terms of reference are set out in the Remuneration Report, has responsibility for the remuneration of Executive Directors and members of the Management Board. The remuneration of the Non-Executive Directors is set by the Board. Information about the Company's remuneration policies and, in particular, the Executive Directors' service contracts, is in the Remuneration Report.

The Audit Committee is chaired by Rupert Pennant-Rea and comprises five other Non-Executive Directors – Kenneth Clarke, Jan du Plessis, Harald Einsmann, Ana Maria Llopis and Wong Kok Siew. The Chairman, Managing Director and Finance Director attend meetings of the Committee by invitation but are not members.

The Committee is responsible for making recommendations to the Board on the appointment of, and fees to be paid to, the Company's external auditors. It meets regularly with management and with the internal and external auditors to review the effectiveness of internal controls and business risk management, other matters raised in regular reports to the Committee and the full year financial statements before these are put to the Board. The Audit Committee also receives reports from the Group's regional audit committees, which monitor the effectiveness of business risks and internal controls across the Group geographically and by business.

The Company's auditors, PricewaterhouseCoopers LLP, also perform non-audit services for the Group over and above the external audit. The Audit Committee keeps this issue under continual review and remains confident that the objectivity and independence of the auditors are not in any way impaired by reason of this further work. Moreover, the Committee is satisfied that such work is either best handled by them because of their knowledge of the Group or because they have been awarded it through a competitive tendering process.

The Nominations Committee proposes, for approval by the Board, candidates for appointment to the Board and the Management Board. It is chaired by Martin Broughton and its other members are Paul Adams and all the Non-Executive Directors.

The Corporate Social Responsibility Committee, established in 2001, is chaired by Kenneth Clarke and its other members are Ana Maria Llopis, Bill Owens, Rupert Pennant-Rea and Thys Visser; the Chairman and the Managing Director attend meetings by invitation but are not members. Its role is to help identify and assess, with management, those significant social, environmental and reputational risks that might impair the Company's strategic objective to be recognised as a responsible company in an industry seen as controversial. The Committee also makes recommendations for change.

As the Combined Code requires, the Board and its Committees are supplied with high quality, up-to-date information for review in good time prior to each meeting to enable them to discharge their responsibilities. There is open communication between senior executive management and Board members and all Directors have access to the advice and services of the Company Secretary. A procedure is in place for Directors to take independent professional advice, should this be required.

The Company's articles of association provide that at least one-third of Directors, and every Director not appointed at either of the two previous Annual General Meetings and who has served for more than two years since his appointment or last reappointment, must retire at the Annual General Meeting. This means that each Director submits himself for re-election at least every third year, as required by the Code. Further, any Director appointed during the year also has to seek re-election at the next Annual General Meeting. The Directors who retire and offer themselves for re-election at this year's Annual General Meeting are named on page 3.

In accordance with the Code, each new Non-Executive Director is appointed for a specified term, being an initial period to the next Annual General Meeting after appointment and, subject to reappointment at that meeting, for a further period ending at the Annual General Meeting held three years thereafter. Subsequent reappointment will be subject to endorsement by the Board and the approval of shareholders. Directors are given appropriate training on appointment and subsequently as necessary.

Relations with shareholders

The Principles of the Combined Code encourage dialogue with institutional shareholders and use of the Annual General Meeting to encourage participation by private investors. The Company has regular dialogue with institutional shareholders and makes use of webcast technology for quarterly presentations available to all investors through the Company's internet website at www.bat.com The Annual General Meeting provides the opportunity for a dialogue with private investors and procedures at such meetings are in compliance with the Code. Information about the Company continues to be available on its website and Crest members will be able to register proxy appointments electronically for this year's Annual General Meeting.

Accountability and audit

The Board has reviewed the contents of the Annual Review and Summary Financial Statement and the Directors' Report and Accounts. It is satisfied that the assessment given of the Company's position and prospects is balanced and understandable.

A summary of the Directors' responsibilities in respect of the financial statements is given on page 22. The system of internal control designed to safeguard shareholders' investments and the Company's assets is set out below. The Audit Committee has considered, in conjunction with the external auditors, the accounting policies adopted in the Group Accounts, and has examined the internal controls which have been put in place in the Group.

Internal control

The Combined Code requires listed companies to maintain a sound system of internal control to safeguard shareholders' investments and the Company's assets. Boards must review the effectiveness of the system annually. The Turnbull Report, adopted by the UK Listing Authority, provides guidance for compliance with that part of the Code.

Set out below is the Group statement on internal control in accordance with the guidance provided by the Turnbull Report.

The Board is responsible for the overall system of internal control for the Company and its subsidiaries and for reviewing the effectiveness of these controls. The system is designed to manage risks that may impede the achievement of the Company's business objectives rather than to eliminate these risks. The internal control system can therefore provide only reasonable, not absolute, assurance against material misstatement or loss.

The Company has used audit committees since 1977 at both corporate and end market levels as the main vehicle to support the Board in monitoring risk and control. In 1996 a broader framework was developed to create a continuing process for identifying, evaluating, and managing the significant risks faced by the Company and its subsidiaries. This process is regularly reviewed by the Board, which includes on its agenda matters relating to significant risks that may impede meeting business objectives, and has been in place throughout the year under review and up to the date of this report.

The process of reviewing internal control and business risks is supported by a cascade of audit committees. In particular, the regional audit committees (which are chaired by either the Managing Director or the Finance Director) focus on risks and the control environment within each region and are in turn supported by end market or area audit committees. The regional audit committees' reviews include consideration of the effectiveness of the ongoing process for identifying, evaluating, and managing the risks of the business and the assessments of internal control and business risks completed by operating companies. The relevant external and internal auditors attend all audit committees. In addition, regional and end market management, along with internal audit, supports the Board in its role of ensuring a sound control environment.

The Board, with advice from its Audit Committee, has completed its annual review of the effectiveness of the system of internal control in accordance with the guidance of the Turnbull Report for the period since 1 January 2002 and is satisfied that it is in accordance with that guidance.

Corporate social responsibility

The Corporate Social Responsibility ('CSR') Committee is now well established. CSR Committees have also been put in place for each business region and guidelines developed for the establishment of CSR Committees at a local level.

In 2002 British American Tobacco p.l.c. and 12 Group companies published social reports. A further 10 Group companies have also commenced the social reporting process and we therefore anticipate that there will be over 20 reports published this year. The reporting process is based on the international standard for social reporting, AA1000, governed by the Institute of Social and Ethical Accountability, and on the 2002 Global Reporting Initiative guidelines. The independent auditor, Bureau Veritas, will continue to verify the content of the reports and audit the quality of the underlying process.

We have considered the Association of British Insurers' disclosure guidelines on social responsibility, published in October 2001, which request listed companies to report to shareholders and give assurance that the Company is managing its risk on social, environmental and ethical ('SEE') matters. We believe the Group is operating in accordance with these guidelines through its CSR governance and social reporting processes.

Examples of the recognition the Group is gaining in CSR include the Company becoming the first tobacco company to be selected as an index component for both the 2003 Dow Jones Sustainability World Index ('DJSI World') and 2003 Dow Jones STOXX Sustainability Index. British American Tobacco (Malaysia) has also been selected as an index component of the 2003 DJSI World and British American Tobacco South Africa has won the 2002 KPMG Gold Leaf Award for best social report.

Statement of Directors' responsibilities

The following Statement sets out the responsibilities of the Directors in relation to the financial statements. The report of the independent auditors, shown on page 23, sets out their responsibilities in relation to the financial statements.

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year. In preparing those financial statements, the Directors are required to:

- select appropriate accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures being disclosed and explained; and
- prepare the financial statements on the going concern basis, unless they consider that to be inappropriate.

The Directors are responsible for ensuring that the Company keeps sufficient accounting records to disclose with reasonable accuracy the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for taking reasonable steps to safeguard the assets of the Company and the Group, and in that context to have proper regard to the establishment of appropriate systems of internal control with a view to the prevention and detection of fraud and other irregularities.

The Directors are required to prepare the financial statements and to provide the auditors with every opportunity to take whatever steps and undertake whatever inspections the auditors consider to be appropriate for the purpose of enabling them to give their audit report.

The Directors consider that they have pursued the actions necessary to meet their responsibilities as set out in this statement.

Report of the independent auditors

to the members of British American Tobacco p.l.c.

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the interest of British American Tobacco's shareholders, the accounting policies and the related notes including the segmental analyses, the principal subsidiary undertakings and the associates and joint ventures. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the corporate governance statement, the statement of Directors' responsibilities, the five year summary, the quarterly analyses of profit and the Annual Review.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2002 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place
London
WC2N 6RH
25 February 2003

Accounting policies

1 Basis of accounting
The Group accounts have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Basis of consolidation
The consolidated financial information includes the accounts of British American Tobacco and its subsidiary undertakings, together with the Group's share of the results of its associates and joint ventures. Associates and joint ventures comprise investments in undertakings, which are not subsidiary undertakings, where the Group's interest in the equity capital is long term and over whose operating and financial policies the Group exercises a significant influence. They are accounted for using the equity method.

The results of subsidiary undertakings acquired during the period are included from the date of acquisition of a controlling interest at which date, for the purposes of consolidation, the purchase consideration is allocated between the underlying net assets acquired, other than goodwill, on the basis of their fair value.

The results of subsidiary undertakings which have been sold during the year are included up to the date of disposal. The profit or loss on sale is calculated by reference to the net asset value at the date of disposal, adjusted for purchased goodwill previously written off to reserves on acquisition.

3 Goodwill on acquisitions prior to 1 January 1998 has been eliminated during the year of purchase against reserves. Goodwill on acquisitions from 1 January 1998 is capitalised and amortised over its useful economic life. Adjustments to provisional fair values of assets acquired in the preceding period are reflected as adjustments to goodwill.

4 Foreign currencies
Turnover, profits and cash flows expressed in currencies other than sterling are translated to sterling at average rates of exchange in each year. Assets and liabilities are translated at rates of exchange at the end of each year. For high inflation countries, the translation from local currencies to sterling makes allowance for the impact of inflation on the local currency results.

The differences between retained profits of overseas subsidiary and associated undertakings translated at average and closing rates of exchange are taken to reserves, as are differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year, after taking into account related foreign currency borrowings. Other exchange differences, including those on remittances, are reflected in profit.

5 Revenue represents turnover of subsidiary undertakings and the Group's share of associates' turnover. Group turnover comprises sales to external customers and includes duty, excise and other taxes.

6 Retirement benefit costs
The costs of providing pensions and retirement health care benefits, calculated by reference to actuarial valuations, are charged against profits on a systematic basis with surpluses and deficits arising allocated over the expected average remaining service lives of current employees. Differences between the amounts charged in the profit and loss account and payments made to pension schemes are treated as assets or liabilities in the balance sheet.

The Group has continued to account for retirement benefit costs in accordance with SSAP24 Accounting for Pension Costs. The transitional disclosures required by FRS17 Retirement Benefits for 2002 and 2001 are set out on page 52 note 24.

7 Research and development revenue expenditure is charged against profits as incurred.

8 Taxation provided is that chargeable on the profits of the period, together with deferred taxation.

Deferred taxation is provided in full on timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations. However, in adopting FRS19, the Group has chosen not to discount deferred tax assets and liabilities.

9 Tangible fixed assets are stated at cost less depreciation. Depreciation is calculated on a straight-line basis to write off the cost of tangible fixed assets over their useful lives. Freehold and long leasehold land and buildings are depreciated at rates between 2.5 per cent and 4 per cent per annum, and plant, machinery and equipment at rates between 7 per cent and 25 per cent per annum. No depreciation is provided on freehold land.

10 Other investments are stated at cost less any impairment provisions.

11 Stocks are valued at the lower of cost and net realisable value. The method used in calculating cost, which includes raw materials, direct labour and overheads where appropriate, is average cost.

12 Leased assets
Assets held under finance leases are included under tangible fixed assets at their capital value and depreciated over their estimated useful lives. Leasing payments consist of capital and finance charge elements and the finance element is charged to the profit and loss account. The annual payments under operating leases are charged to the profit and loss account.

13 Geographical analyses are presented on the basis of five regions, which reflect the principal segmentation of the Group's operations. As described in the Directors' report on page 1, the composition of the regions was changed from 1 January 2002 and comparatives restated accordingly.

Royalty income, less related expenditure, is included in the region in which the licensor is based.

14 Financial instruments
The Group utilises a number of differing derivative instruments as part of its interest rate and exchange rate risk management. These instruments include interest rate swaps, swaptions, caps and collars and forward rate agreements as well as cross-currency swaps, tax equalisation swaps and forward foreign currency contracts.

Interest rate risk management
Interest differentials are recognised on an accruals basis and adjusted against interest payable. Initial premiums and discounts are amortised over the lives of the instruments. Where instruments are terminated early, gains and losses are amortised over their original lives if the underlying exposure remains in place or otherwise recognised immediately.

Exchange rate risk management
Cross-currency swaps are revalued at the balance sheet date and utilised to adjust the book values of the related foreign currency borrowings. Where forward foreign currency contracts are used to hedge existing assets and liabilities, the contract rates are used to value the related assets and liabilities. Gains and losses arising on hedges of future transactions are not recognised until the transactions occur.

Group profit and loss account

for the year ended 31 December

	Notes	2002 £m	2001 £m
Revenue			
Subsidiary undertakings	1	23,330	24,466
Share of associates and joint ventures *page 64*	1	1,352	1,228
		24,682	25,694
Profit			
Subsidiary undertakings			
Turnover including duty, excise and other taxes		23,330	24,466
Duty, excise and other taxes		(12,730)	(13,095)
Turnover excluding duty, excise and other taxes	1	10,600	11,371
Other operating income	1	107	113
Operating charges	1	(8,527)	(9,308)
Operating profit	1	2,180	2,176
After charging			
– integration costs	1		(82)
– goodwill amortisation	1	(378)	(392)
Share of associates and joint ventures *page 64*	1	123	121
Total operating profit		2,303	2,297
Sale of business	2		33
Profit on ordinary activities before interest		2,303	2,330
Subsidiary undertakings			
– investment income	3	143	140
– interest payable	4	(327)	(403)
Share of associates' and joint ventures' interest payable less receivable *page 64*		(6)	(2)
Profit on ordinary activities before taxation		2,113	2,065
Taxation on ordinary activities	5	(818)	(886)
Profit on ordinary activities after taxation		1,295	1,179
Equity minority interests		(143)	(169)
Profit for the year *page 27*		1,152	1,010
Dividends and other appropriations			
– ordinary shares	6	(755)	(686)
– convertible redeemable preference shares	6	(60)	(57)
Retained profit		337	267
Earnings per share: basic – unadjusted	7	50.91p	44.43p
diluted – unadjusted	7	50.10p	43.97p
diluted – adjusted	7	66.54p	61.82p

There is no difference between the profits on ordinary activities before taxation and the retained profits for the year stated above and their historical cost equivalents.

All the activities during both years are in respect of continuing operations.

Notes are shown on pages 30 to 58 and pages 61 to 64.

Statement of total recognised gains and losses
for the year ended 31 December

	Notes	**2002** **£m**	2001 £m
Profit for the year *page 26*		**1,152**	1,010
Differences on exchange	15	**70**	(631)
Total recognised gains related to the year *below*		**1,222**	379

Interest of British American Tobacco's shareholders
for the year ended 31 December

	Notes	**2002** **£m**	2001 £m
Balance 1 January	15	**4,754**	5,097
Total recognised gains related to the year *above*		**1,222**	379
Issue of shares – share options		**6**	3
Dividends and other appropriations *page 26*			
– ordinary shares		**(755)**	(686)
– convertible redeemable preference shares		**(42)**	(39)
– amortisation of discount on preference shares *page 67 note 32*		**(18)**	(18)
Other		**18**	18
Balance 31 December	15	**5,185**	4,754

Notes are shown on pages 30 to 58 and pages 61 to 64.

Group balance sheet

31 December

	Notes	2002 £m	2001 £m
Assets			
Fixed assets			
Intangible assets	8	6,248	6,546
Tangible assets	9	2,602	2,678
Investments in associates and joint ventures	10	347	274
Other investments	11	473	512
		9,670	10,010
Current assets			
Stocks	12	2,599	2,748
Debtors	13	2,082	2,173
Current investments	14	163	331
Short term deposits and cash		1,772	1,968
		6,616	7,220
Total assets		16,286	17,230
Liabilities			
Capital and reserves			
Share capital		576	575
Share premium account		27	10
Merger reserves		3,999	4,231
Capital redemption reserve		30	30
Other reserves		547	529
Profit and loss account		6	(621)
Shareholders' funds	15	5,185	4,754
– equity		4,393	3,980
– non-equity		792	774
Minority shareholders' equity interest		267	329
		5,452	5,083
Other liabilities			
Provisions for liabilities and charges	16	1,350	1,467
Borrowings	17	5,314	6,150
Creditors	19	4,170	4,530
		10,834	12,147
Total funds employed		16,286	17,230

On behalf of the Board
Martin Broughton
Chairman
25 February 2003

Notes are shown on pages 30 to 58 and pages 61 to 64.

Group cash flow statement

for the year ended 31 December

	Notes	2002 £m	2001 £m
Net operating cash flow from subsidiary undertakings	26	2,946	3,279
Dividends from associates		40	38
Net cash inflow from operating activities		2,986	3,317
Returns on investments and servicing of finance	27	(405)	(586)
Taxation		(907)	(858)
Capital expenditure and financial investment	27	(503)	(455)
Net cash generation		1,171	1,418
Disposals less acquisitions	27	25	(342)
Equity dividends paid		(707)	(638)
Cash flow before use of liquid resources and external financing		489	438
Management of liquid resources	27	(59)	(285)
Financing		(653)	40
Proceeds from issue of shares		6	3
(Decrease)/increase in debt	27	(659)	37
(Decrease)/increase in cash in the year *below*		(223)	193

	Notes	2002 £m	2001 £m
Reconciliation of net cash flow to movement in net debt	28		
(Decrease)/increase in cash in the year *above*		(223)	193
Decrease/(increase) in debt		659	(37)
Increase in liquid resources		59	285
Change in net debt resulting from cash flow		495	441
Net funds disposed of on sale of subsidiaries		(126)	
Other changes		12	(18)
Differences on exchange		91	(11)
Movement in net debt in the year		472	412
Net debt at 1 January		(3,851)	(4,263)
Net debt at 31 December		(3,379)	(3,851)

Notes are shown on pages 30 to 58 and pages 61 to 64.

Segmental analyses

of turnover, profit and assets for the year ended 31 December

Turnover excluding duty, excise and other taxes

	Subsidiaries		Associates and joint ventures		Total	
	2002 £m	2001 Restated £m	2002 £m	2001 Restated £m	2002 £m	2001 Restated £m
America-Pacific	4,026	4,262			4,026	4,262
Asia-Pacific	1,318	1,318	275	230	1,593	1,548
Latin America	1,409	1,614	1	1	1,410	1,615
Europe	3,212	3,572	490	425	3,702	3,997
Africa and Middle East	635	605	13	12	648	617
	10,600	11,371	779	668	11,379	12,039

Operating profit

	Subsidiaries		Associates and joint ventures		Total operating profit (before goodwill amortisation and exceptionals)		Total operating profit (after goodwill amortisation and exceptionals)	
	2002 £m	2001 Restated £m	2002 £m	2001 Restated £m	2002 £m	2001 Restated £m	2002 £m	2001 Restated £m
America-Pacific	1,018	1,019			1,018	1,019	905	899
Asia-Pacific	373	419	90	90	463	509	381	430
Latin America	393	428			393	428	391	426
Europe	517	478	30	27	547	505	413	299
Africa and Middle East	257	306	3	4	260	310	213	243
	2,558	2,650	123	121	2,681	2,771	2,303	2,297

Operating assets

	Subsidiaries		Associates and joint ventures		Total operating assets (excluding unamortised goodwill)		Total operating assets (including unamortised goodwill)	
	2002 £m	2001 Restated £m	2002 £m	2001 Restated £m	2002 £m	2001 Restated £m	2002 £m	2001 Restated £m
America-Pacific	513	607			513	607	2,301	2,671
Asia-Pacific	581	734	202	174	783	908	2,106	2,376
Latin America	809	1,052	2	2	811	1,054	824	1,071
Europe	1,959	1,820	140	95	2,099	1,915	4,363	4,189
Africa and Middle East	362	268	3	3	365	271	1,225	994
	4,224	4,481	347	274	4,571	4,755	10,819	11,301

As described in the Directors' report on page 1 the composition of the regions was changed from 1 January 2002 and the analysis for 2001 above has been restated accordingly.

The above analysis of turnover is based on location of manufacture. Included in the above table are sales from Europe to Africa and Middle East and Asia-Pacific which amounted to £439 million and £190 million respectively, 2001 £575 million and £354 million, and sales from America-Pacific to Europe of £76 million 2001 £130 million. Note (a) on page 31 shows the analysis of turnover based on external sales in each region.

The associates and joint ventures' figures above reflect the Group's share of the associates and joint ventures' turnover (excluding duty, excise and other taxes), operating profit and net assets.

The goodwill amortisation and exceptional items are explained in note 1(d) and (f) on pages 33 and 34.

Notes on the accounts
Segmental analyses

(a) The analysis for turnover, excluding duty, excise and other taxes for subsidiaries, is based on location of manufacture. The analysis for 2001 has been restated to take account of the change in the composition of the regions. Figures based on external sales in each region are as follows:

	2002 £m	2001 Restated £m
America-Pacific	4,026	4,128
Asia-Pacific	1,517	1,681
Latin America	1,409	1,618
Europe	2,574	2,764
Africa and Middle East	1,074	1,180
	10,600	11,371

(b) Revenue, including Group's share of associates and joint ventures, is as follows:

	2002 £m	2001 £m
Including duty, excise and other taxes	24,682	25,694
Duty, excise and other taxes	(13,303)	(13,655)
Excluding duty, excise and other taxes	11,379	12,039

(c) Operating assets

	2002 £m	2001 £m
Total assets *page 28*	16,286	17,230
Less		
– goodwill	(6,248)	(6,546)
– investments in associates and joint ventures	(347)	(274)
– non-operating assets *note (d)*	(2,381)	(2,575)
– operating creditors *note (e)*	(3,086)	(3,354)
page 30	4,224	4,481

(d) Non-operating assets

	2002 £m	2001 £m
Other investments	473	512
Current investments	163	331
Short term deposits	1,405	1,379
Taxation recoverable	261	275
Interest	79	78
note (c)	2,381	2,575

(e) Operating creditors

	2002 £m	2001 £m
Total creditors	4,170	4,530
Less		
– dividends payable	(555)	(505)
– UK and overseas taxation on profits	(339)	(451)
– interest	(190)	(220)
note (c)	3,086	3,354

Notes on the accounts continued

Profit and loss account

1 Operating profit

	2002 £m	2001 £m
Revenue		
Subsidiary undertakings	23,330	24,466
Share of associates *page 64*	1,352	1,228
	24,682	25,694
Profit		
Subsidiary undertakings		
Turnover including duty, excise and other taxes	23,330	24,466
Duty, excise and other taxes	(12,730)	(13,095)
Turnover excluding duty, excise and other taxes	10,600	11,371
Other operating income	107	113
Operating charges: *notes (a) and (e)*		
– raw materials and consumables	(2,401)	(2,535)
– changes in stocks of finished goods and work in progress	68	(148)
– staff costs *note (b)*	(1,591)	(1,565)
– depreciation *note (c)*	(338)	(396)
– goodwill amortisation *note (d)*	(378)	(392)
– other operating charges	(3,887)	(4,272)
Operating profit	2,180	2,176
After charging		
– integration costs *note (f)*		(82)
– goodwill amortisation *note (d)*	(378)	(392)
Share of associates and joint ventures *page 64*	123	121
Total operating profit	2,303	2,297

	2002 £m	2001 £m
(a) Operating charges include		
Research and development expenses	62	59
Rent of machinery and equipment (operating leases)	36	33
Rent of land and buildings (operating leases)	73	75
Finance charges in respect of finance leases	6	6
Auditors' fees	6.5	5.9
Fees paid to PricewaterhouseCoopers for advisory and consultancy services		
– UK	2.4	2.6
– overseas	4.8	12.0

Fees paid to PricewaterhouseCoopers include **£2.4 million** for PwCC management consultancy services provided up to 30 September 2002. As this business was sold by PricewaterhouseCoopers on that date, no further amounts are payable to PricewaterhouseCoopers for such services. The advisory and consultancy fees paid to PricewaterhouseCoopers in 2001 include £4.8 million for systems development work where they are not auditors to the local company and £4.7 million for tax advice.

1 Operating profit continued

	2002 £m	2001 £m
(b) Staff costs comprise		
Wages and salaries	1,301	1,280
Social security costs	149	152
Other pension and post retirement benefit costs *page 50 note 24*	141	133
	1,591	1,565

The Group has taken advantage of the exemption in UITF Abstract 17 (Revised) from the need to apply the provisions of that Abstract to UK Inland Revenue approved SAYE schemes.

	2002 £m	2001 £m
(c) Depreciation includes		
Depreciation in respect of assets held under finance leases	30	35

(d) Goodwill has mainly arisen from the initial acquisition of Rothmans and subsequent local restructurings of the enlarged Group's publicly listed subsidiaries in Singapore, Australia and South Africa in 1999, together with the restructuring of the Group's investment in Imasco in 2000 and the British American Tobacco Australasia minority buyout, as described on page 47 note 21. The goodwill arising on these transactions is being amortised over a period of 20 years. The amortisation charge is shown as additional information on the face of the profit and loss account and for 2002 includes £251 million in respect of the initial acquisition of Rothmans and the subsequent restructurings, £107 million in respect of Imasco and £16 million in respect of Australasia.

	2002 £m	2001 £m
(e) US Tobacco settlements – ongoing costs	801	879

To the extent that payments arising under settlements reached in the USA in respect of litigation against the major tobacco companies are not subject to future sales, Brown & Williamson's share of the industry payments was charged as initial costs in the year of settlement. Other costs are shown as ongoing costs in the year to which they relate.

During the fourth quarter of 1998, a Master Settlement Agreement (MSA) was reached with Attorneys General in 46 US states (the Settling States) to settle the outstanding Medicaid recovery suits. The initial costs in respect of this agreement, together with the initial costs arising from the earlier settlement between the US cigarette companies and the State of Minnesota and Blue Cross and Blue Shield of Minnesota, were charged in 1998 and 1999. This included initial payments to those parties, together with legal fees, and also included the impact of Most Favoured Nation Clauses which increased amounts due under previous state settlements and advances on legal fees. In addition, the four leading US tobacco manufacturers have agreed to make annual payments, commencing in 1999 for 12 years, to states with tobacco grower communities to compensate them for any adverse effect of the settlement agreements.

The US tobacco industry will incur ongoing costs under the agreement with the Settling States. The US tobacco manufacturers who entered into the agreement (the Settling Companies) have agreed to make payments to the Settling States in perpetuity. The nominal value of payments by the four original Settling Companies over the first 25 years of the agreement was estimated at approximately US$219 billion. The actual payments will be adjusted annually to reflect changes in industry volume, inflation and other factors. Additionally, the Settling Companies will pay fees of the Settling States' attorneys, and the amounts payable will be set by arbitration (with a US$500 million annual cap for the first five years which rises to US$750 million in years 6 to 10 inclusive, less amounts previously paid as liquidated fees) or by agreement.

Notes on the accounts continued

Profit and loss account

1 Operating profit continued

These payments will be allocated among the Settling Companies based on their relative annual market share in each year, which in 2002 was approximately 12.00 per cent for Brown & Williamson (2001 11.75 per cent).

Certain MSA calculations, based on 1999 and 2000 sales, are in dispute. Brown & Williamson has paid US$69.2 million of the disputed amount into escrow and has withheld payment of US$102.0 million pending resolution of the dispute. While the outcome of the dispute cannot be predicted at this time, Brown & Williamson has fully provided for the amounts in question. Any settlement of the dispute favourable to Brown & Williamson will be recognised as realised.

(f) Operating charges in 2001 included integration costs, which were the costs incurred in integrating the Rothmans businesses into the British American Tobacco Group and the consequential restructuring of the enlarged Group. These costs were shown as additional information on the face of the profit and loss account and comprised:

	2002 £m	2001 £m
Staff-related costs		50
Depreciation		8
Other		24
		82

2 Sale of business

This comprised the £33 million non-taxable profit on the sale to Swedish Match of the Group's pipe tobacco business in South Africa which was completed on 1 February 2001. The business did not constitute a material part of the Group's operations in South Africa.

3 Investment income

	2002 £m	2001 £m
Other investments	16	13
Current investments	23	40
Short term deposits	61	83
Gain on cancellation of swap contracts		4
Other interest receivable	43	
	143	140

4 Interest payable

	2002 £m	2001 £m
Bank loans and overdrafts	69	110
Other interest payable	258	293
	327	403

5 Taxation on ordinary activities

(a) Summary of tax on ordinary activities

	2002 £m	2001 £m
UK corporation tax	(21)	(4)
Comprising		
– current tax at 30.00% (2001 30.00%)	343	221
– adjustments in respect of prior periods	(21)	3
	322	224
– double taxation relief	(343)	(228)
Overseas tax	799	859
Comprising		
– current tax on income	822	862
– adjustments in respect of prior periods	(23)	(3)
Total current taxation *note 5(b)*	778	855
Deferred taxation	(5)	(13)
	773	842
Share of associates and joint ventures *page 64*	45	44
	818	886

(b) Factors affecting the tax charge

The current taxation charge differs from the standard 30.00 per cent rate of Corporation Tax in the UK. The major causes of this difference are listed below:

	2002 £m	2001 £m
Profit on ordinary activities before tax (excluding share of associates' and joint ventures' profit before tax)	1,996	1,946
Corporation Tax at 30.00% 2001 30.00% on profit on ordinary activities	599	584
Factors affecting the tax rate:		
Tax at standard rates other than UK Corporation Tax rate	14	(23)
National tax rate reliefs	(15)	(46)
State and local taxes	72	95
Non-deductible goodwill amortisation	119	127
Permanent differences	(5)	(11)
Timing differences	(23)	64
Overseas withholding taxes	33	35
Double taxation relief on UK profits	(3)	(6)
Corporate income tax on intra-Group dividends	31	36
Adjustments in respect of previous periods	(44)	
Total current taxation charge *note 5(a)*	778	855

6 Dividends and other appropriations

	2002 pence per share	2002 £m	2001 pence per share	2001 £m
(a) On ordinary shares				
Interim				
2002 paid 16 September 2002	10.70	229		
2001 paid 17 September 2001			9.70	208
Final				
2002 payable 22 April 2003	24.50	526		
2001 paid 19 April 2002			22.30	478
	35.20	755	32.00	686

	2002 pence per share	2002 £m	2001 pence per share	2001 £m
(b) On convertible redeemable preference shares				
Interim				
2002 paid 16 September 2002	10.70	13		
2001 paid 17 September 2001			9.70	12
Final				
2002 payable 22 April 2003	24.50	29		
2001 paid 19 April 2002			22.30	27
Amortisation of discount *page 67 note 32*		18		18
	35.20	60	32.00	57

7 Earnings per share

Basic earnings per share are based on equity earnings of £1,092 million 2001 £953 million and 2,145 million 2001 2,145 million ordinary shares of 25p each, being the weighted average number of shares in issue during the year. To comply with FRS14 the weighted average number of shares in issue excludes shares held by British American Tobacco and B.A.T Industries Employee Share Ownership Trusts.

For diluted earnings per share the weighted average number of shares in issue is increased to 2,299 million 2001 2,297 million to reflect the potential dilutive effect of the convertible redeemable preference shares and employee share schemes. The earnings are correspondingly adjusted to the amount of earnings prior to charging dividends and the amortisation of discount on the convertible redeemable preference shares.

Earnings have been affected by a number of exceptional items. To illustrate the impact of the principal distortions, as well as the effect of goodwill amortisation, an alternative earnings per share is shown below:

	Diluted		Basic	
	2002 pence	2001 pence	2002 pence	2001 pence
Unadjusted earnings per share	50.10	43.97	50.91	44.43
Effect of goodwill amortisation	16.44	17.07	17.62	18.28
Effect of integration costs		2.22		2.38
Effect of sale of business		(1.44)		(1.54)
Adjusted earnings per share	66.54	61.82	68.53	63.55

Notes on the accounts continued
Balance sheet

8 Intangible assets

	£m
Cost	
1 January 2002	7,405
Differences on exchange	82
Additions *page 47 note 21*	13
31 December 2002	7,500
Amortisation	
1 January 2002	859
Differences on exchange	15
Charge for year *page 32 note 1*	378
31 December 2002	1,252
Net book value 31 December 2002	6,248
Net book value 31 December 2001	6,546

9 Tangible fixed assets

	Freehold land and buildings £m	Leasehold land and buildings £m	Plant, machinery and equipment £m	Assets in course of construction £m	Total £m
Cost					
1 January 2002	1,022	174	3,876	262	5,334
Differences on exchange	(66)	(8)	(231)	(19)	(324)
Additions	42	6	230	193	471
Reallocations	16	2	143	(161)	
Disposals	(67)	(1)	(182)		(250)
31 December 2002	947	173	3,836	275	5,231
Depreciation					
1 January 2002	368	39	2,249		2,656
Differences on exchange	(25)	(1)	(126)		(152)
Charge for year	30	7	286		323
Disposals	(35)	(1)	(162)		(198)
31 December 2002	338	44	2,247		2,629
Net book values 31 December 2002	609	129	1,589	275	2,602
Net book values 31 December 2001	654	135	1,627	262	2,678

	2002 £m	2001 £m
Cost of land on which no depreciation is provided	96	101
Leasehold land and buildings comprise		
– net book value of long leasehold	72	75
– net book value of short leasehold	57	60
	129	135
Net book value of assets held under finance leases	82	114
Contracts placed for future expenditure	43	65

Notes on the accounts continued

Balance sheet

10 Investments in associates and joint ventures *pages 63 to 64*

	£m
1 January 2002 (including loans of £104 million)	274
Differences on exchange	(9)
Retentions	31
Other movements	51
31 December 2002 (including loans of £148 million)	347

	2002 £m	2001 £m
Listed overseas (market value £694 million 2001 £815 million)	198	174
Unlisted	149	100
	347	274

As at 31 December 2002, the Group's share of the gross assets and liabilities of the joint ventures are not material to the Group and are disclosed here rather than on the face of the balance sheet. They totalled £16 million 2001 £16 million and £93 million 2001 £79 million respectively. In addition, the Group holds £73 million 2001 £29 million of convertible loan notes, and £75 million 2001 £75 million of non convertible loan notes.

11 Other investments

	Listed equity £m	Unlisted equity £m	Listed debt £m	Unlisted other £m	Total £m
1 January 2002	315	77	87	33	512
Differences on exchange	7	2	4	(3)	10
Additions and advances	94	1	20	1	116
Disposals and repayments	(67)	(7)	(5)	(6)	(85)
Other movements	(113)		33		(80)
31 December 2002	236	73	139	25	473

	2002 £m	2001 £m
Market value of listed equity and debt	527	511

Listed equity investments above include £187 million 2001 £143 million cost of shares in the Company owned by the British American Tobacco and B.A.T Industries Employee Share Ownership Trusts. Details are shown in the remuneration report of the Board of Directors on pages 6 to 18. The market value of listed equities and debt includes £234 million 2001 £187 million in respect of these shares. The cost of the shares is charged over the relevant performance and service periods. The cumulative amounts charged in respect of awards which have not yet been exercised are now deducted from the carrying value of the investments in the table above. Prior to 2002 such cumulative charges were included in liabilities. The other movements above reflect the transfer from liabilities of the balance at 1 January 2002 of £51 million together with the movement in the year.

Other investments with a book value of £260 million 2001 £225 million included in the above table and having an estimated market value of £387 million 2001 £376 million constitute assets pledged for security purposes to the main retirement benefit scheme operated in Germany, see page 52 note 24.

12 Stocks

	2002 £m	2001 £m
Raw materials and consumables	1,609	1,826
Finished goods and work in progress	846	783
Goods purchased for resale	144	139
	2,599	2,748
Current replacement cost of stocks	2,603	2,781

13 Debtors

	Total		Receivable within one year		Receivable beyond one year	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
Trade debtors	919	1,002	919	1,002		
Other debtors	418	389	293	251	125	138
Deferred tax assets	261	275	241	258	20	17
Prepayments and accrued income	484	507	260	266	224	241
	2,082	2,173	1,713	1,777	369	396

Prepayments and accrued income include £5 million 2001 £13 million deferred consideration in respect of an exchange of brands in 1993. The amounts are due to be received in 2003 and are related to Benson & Hedges sales in certain European markets.

Prepayments and accrued income also include £141 million 2001 £150 million resulting from the fair valuing of certain Rothmans pension schemes on the acquisition of Rothmans in 1999.

Other debtors receivable beyond one year include US$100 million (£62 million 2001 £69 million) representing a bond posted in connection with the Engle class action litigation in the US, see page 48 note 23.

Deferred tax balances are further analysed in note 20 on page 46.

14 Current investments

	2002 £m	2001 £m
Listed		
UK	34	47
Overseas	2	2
Unlisted		
Equity	1	1
Other	126	281
	163	331
Market value of listed investments	37	51

15 Shareholders' funds

	Share capital £m	Share premium account £m	Merger reserves £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Total £m
1 January 2002	575	10	4,231	30	529	(621)	4,754
Differences on exchange						70	70
Increase in share capital – share options	1	5					6
Transfers from profit and loss account						1,152	1,152
Dividends and other appropriations							
– ordinary shares						(755)	(755)
– convertible redeemable preference shares						(42)	(42)
– amortisation of discount on preference shares						(18)	(18)
Other movements		12	(232)		18	220	18
31 December 2002	576	27	3,999	30	547	6	5,185

	2002 £m	2001 £m
Shareholders' funds comprise		
Equity	4,393	3,980
Non-equity *below*	792	774
	5,185	4,754
Non-equity interests comprise		
Convertible redeemable preference shares	31	31
Amortisation of the discount arising on the issue of these shares	64	46
Applicable merger reserves	697	697
	792	774

For further information in respect of share capital, including the convertible redeemable preference shares, see page 67 note 32.

Included in differences on exchange are exchange gains of £102 million 2001 £18 million losses arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

Cumulative goodwill written off as at 31 December 2002 (in respect of acquisitions up to 1 January 1998) amounted to £1,565 million 2001 £1,707 million; the movement arises from exchange differences.

16 Provisions for liabilities and charges

	Retirement benefits – pensions £m	Retirement benefits – healthcare £m	Deferred taxation £m	Reorganisation of acquired business £m	Other provisions £m	Total £m
1 January 2002	581	230	263	75	318	1,467
Differences on exchange	16	(21)	(3)	4	(20)	(24)
Provided in respect of the year	53	24		(6)	114	185
Utilised during the year	(46)	(35)		(52)	(136)	(269)
Other movements			(3)	(2)	(4)	(9)
31 December 2002	604	198	257	19	272	1,350

The provisions in respect of retirement benefits are discussed further on page 50 note 24.

The deferred taxation balances are further analysed on page 46 note 20.

Provisions in respect of the reorganisation of acquired businesses mostly relate to those set up to cover the integration of the Rothmans businesses.

Other provisions comprise balances set up in the ordinary course of general business that cannot be classified within the other categories. These include provisions for staff-related costs and the reorganisation of existing businesses.

17 Borrowings

	Currency	2002 £m	2001 £m
6⅞% Notes due 2003	US dollar	17	19
Medium term notes due 2003/2029	US dollar	64	90
5⅜% Eurobonds due 2006	Deutschmark	249	233
Eurobonds due 2004/2009	Euro	982	1,126
Eurobonds due 2004/2009	US dollar	1,038	1,332
Eurobonds due 2004/2009	Sterling	404	404
Eurobonds due 2006	Canadian dollar	275	300
Eurobonds due 2008	Australian dollar	212	213
Euro medium term notes due 2004/2019	Various	46	119
6½% and 6⅞% Notes due 2003/2008	US dollar	410	453
5½% Notes due 2005	Swiss franc	188	174
7¹⁄₁₀% and 7⁹⁄₁₀% Notes due 2004/2007	Malaysian ringgit	119	136
8⅜% Debentures due 2003	Canadian dollar	59	129
Medium term notes due 2003/2005	Canadian dollar	59	112
1.36% and 2% Eurobonds due 2005/2006	Japanese yen	136	136
6½% Notes due 2006	Australian dollar	70	70
Index linked bond due 2011	Mexican peso	67	82
Syndicated bank loan	US dollar	429	388
Other bank loans	Various	286	394
Commercial paper	Various		27
Finance leases	Various	84	113
Miscellaneous	Various	14	4
Term borrowings (including finance leases)		5,208	6,054
Overdrafts	Various	106	96
		5,314	6,150
Amounts secured on Group assets including finance leases		120	148

Included in the finance leases above are obligations of £26 million 2001 £32 million payable within one year, £21 million 2001 £27 million payable between one and two years and £37 million 2001 £54 million payable between two and five years.

Borrowings have been issued in a number of currencies and certain of these have been swapped into sterling, US dollars, Swiss francs, Canadian dollars and Australian dollars and have been accounted for accordingly.

	2002 £m	2001 £m
The borrowings are repayable as follows:		
Due beyond 5 years (non-instalment)	1,653	1,770
Due between 2 and 5 years	1,823	2,478
Due between 1 and 2 years	1,142	394
Due beyond 1 year	4,618	4,642
Due within 1 year	696	1,508
	5,314	6,150
Borrowings facilities		
Undrawn committed facilities expiring		
– within 1 year	939	944
– beyond 1 year and within 2 years		30
– beyond 2 years and within 5 years	1	17
	940	991

As explained in the Directors' report on page 2, the facilities include undrawn amounts in respect of the syndicated bank loan facility of US$1 billion (£0.6 billion), unchanged from the previous year. This facility is expected to be renegotiated prior to expiry.

Notes on the accounts continued

Balance sheet

18 Financial instruments

The objectives and policies for holding or issuing financial instruments and similar contracts, the strategies for achieving the objectives, and the role that financial instruments have had during the year in creating or changing the risks faced by the British American Tobacco Group in its activities are set out in the Directors' report on pages 1 to 3.

Financial liabilities

The currency and interest rate exposure of financial liabilities, excluding finance leases, as at 31 December 2002, was as follows:

					Fixed rate	
Currency	Total £m	Non-interest bearing £m	Floating rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average time for which rate is fixed years
US dollar	2,162	47	954	1,161	6.6	3.7
UK sterling	1,198	794	404			
Euro	1,264	4	513	747	4.8	3.1
Canadian dollar	398		142	256	5.7	2.9
Australian dollar	282		46	236	5.8	3.0
Others	770		472	298	5.1	3.1
	6,074	845	2,531	2,698	5.7	3.3

The currency and interest rate exposure of financial liabilities, excluding finance leases, as at 31 December 2001 was as follows:

					Fixed rate	
Currency	Total £m	Non-interest bearing £m	Floating rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average time for which rate is fixed years
US dollar	2,497	27	1,130	1,340	6.6	4.8
UK sterling	1,185	781	404			
Euro	1,433	2	833	598	4.8	3.9
Canadian dollar	571		291	280	5.7	3.9
Australian dollar	408		206	202	5.9	4.0
Others	793		487	306	5.2	4.0
	6,887	810	3,351	2,726	5.9	4.4

The above analyses take account of interest rate and cross-currency swaps and forward foreign currency contracts except for, in 2002, certain interest rate swap contracts, which have been excluded due to the short remaining period to maturity. The swap contracts hedged the floating interest rate risk on 344.5 million of Swiss franc debt and 300 million of UK sterling debt at rates varying from 2.08 per cent to 4.96 per cent.

Floating rate financial liabilities principally bear interest at rates based on relevant national LIBOR equivalents.

The average interest rate for total borrowings is estimated to be 5.3 per cent 2001 6.5 per cent.

Non-interest bearing financial liabilities comprise the convertible redeemable preference shares (details of which are set out on page 67 note 32), non-interest bearing borrowings and certain creditors due after more than one year. These borrowings and creditors include £44 million 2001 £nil which have no fixed repayment date and the weighted average period until maturity for the remainder is 2.5 years 2001 2.7 years.

The maturity profile of borrowings is shown on page 41 note 17. In addition, in 2001, fixed rate financial liabilities include long term creditors of £36 million of which £4 million is payable in 1 to 2 years, £16 million in 2 to 5 years and £16 million beyond 5 years. Also floating rate financial liabilities include long term creditors of £5 million 2001 £6 million which have no fixed date of repayment.

18 Financial instruments continued

Financial assets

The currency and interest rate exposure of financial assets at 31 December 2002 was as follows:

Currency	Total £m	Non-interest bearing £m	Floating rate £m	Fixed rate £m	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average time for which rate is fixed years
US dollar	918	163	560	195	5.8	5.4
UK sterling	406	17	355	34	7.1	6.5
Euro	590	183	406	1	5.7	1.0
Canadian dollar	134	2	130	2	5.7	3.1
Australian dollar	3		3			
Others	506	60	430	16	7.6	2.7
	2,557	425	1,884	248	6.1	5.4

The currency and interest rate exposure of financial assets at 31 December 2001 was as follows:

Currency	Total £m	Non-interest bearing £m	Floating rate £m	Fixed rate £m	Fixed rate: Weighted average interest rate %	Fixed rate: Weighted average time for which rate is fixed years
US dollar	753	140	419	194	6.8	3.2
UK sterling	401	19	334	48	7.3	8.1
Euro	618	211	406	1	5.7	2.0
Canadian dollar	254	3	249	2	6.1	3.6
Australian dollar	75		75			
Others	769	130	634	5	7.4	3.8
	2,870	503	2,117	250	6.9	4.2

Non-interest bearing financial assets comprise certain cash balances, equity investments and debtors falling due after more than one year. Of these assets, £425 million 2001 £497 million have no fixed date of repayment and in 2001 the balance of £6 million had an average period to maturity of 2.4 years.

Floating rate financial assets principally earn interest based on relevant national LIBID equivalents or government bond rates.

Notes on the accounts continued

Balance sheet

18 Financial instruments continued

Net monetary assets

The currency exposure of net monetary assets at 31 December 2002 was as follows:

	Net foreign currency monetary assets/(liabilities)			
Functional currency of the Group's operations	US dollar £m	UK sterling £m	Euro £m	Others £m
US dollar		(27)	(1)	29
UK sterling	164			19
Euro	51	(8)		137
Others	28	(30)	(15)	3
	243	(65)	(16)	188

The currency exposure of net monetary assets at 31 December 2001 was as follows:

	Net foreign currency monetary assets/(liabilities)			
Functional currency of the Group's operations	US dollar £m	UK sterling £m	Euro £m	Others £m
US dollar		(41)	4	(19)
UK sterling	87		(11)	8
Euro	147	(7)		46
Others	91	(43)	(2)	16
	325	(91)	(9)	51

The above tables do not take account of forward foreign currency contracts held by the central finance company. In particular, the US dollar exposure of Group companies operating in UK sterling and euro was approximately 60 per cent hedged at 31 December 2002 and 2001.

	Book value		Fair value	
Fair values	2002 £m	2001 £m	2002 £m	2001 £m
Primary financial instruments held or issued to finance the Group's operations				
– borrowings	(5,239)	(5,880)	(5,388)	(5,897)
– other financial liabilities	(844)	(850)	(867)	(870)
– other investments	366	366	506	538
– current investments	163	331	165	332
– other financial assets	256	205	256	205
– short term deposits and cash	1,772	1,968	1,772	1,968
Derivative financial instruments held to manage the interest rate and currency profile				
– interest rate swaps			8	(45)
– cross-currency swaps	(10)	(154)	(36)	(208)
– forward foreign currency contracts	25	1	36	26
Derivative financial instruments held or issued to hedge the currency exposure on expected future sales				
– forward foreign currency contracts			29	111

Other financial assets comprise loans to associates and joint ventures and certain long term debtors.

Other financial liabilities comprise the convertible redeemable preference shares and certain long term creditors.

The central hedging instruments referred to on page 42 have been included in the interest rate and currency profile section above.

18 Financial instruments continued

Summary of methods and assumptions

Interest rate swaps, caps, collars, cross-currency swaps and forward foreign currency contracts	Fair value is based on market price of comparable instruments at the balance sheet date.
Fixed rate borrowings and loans and deposits	The fair value has been estimated using either market prices of comparable instruments at the balance sheet date or discounted cash flow analysis.
Other investments and current investments	The fair value is based on quoted market prices, market prices of comparable instruments at the balance sheet date or discounted cash flow analysis.
Convertible redeemable preference shares	The fair value has been estimated by discounted cash flow analysis, assuming total redemption in June 2004.

Hedges

As explained in the Directors' report on pages 1 to 3, the Group's policy is to hedge the following exposures:

Interest rate risk	Using interest and cross-currency swaps and interest rate agreements such as caps and collars.
Currency risk	Using cross-currency swaps and forward foreign currency contracts to manage the currency risk on borrowings in order to hedge net investments overseas. Forward foreign currency contracts are also used for currency exposures on unsettled trading transactions and future sales.

The table below shows the extent to which the Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be reflected in next year's or later profit and loss accounts.

Unrecognised gains and losses	Gains £m	Losses £m	Total net gains/(losses) £m
Balances 1 January 2002	172	(135)	37
Differences on exchange	(6)		(6)
Brought forward balance recognised in current year	(116)	56	(60)
Brought forward balance not recognised in current year	50	(79)	(29)
Current year items not recognised in current year	97	(46)	51
Balances 31 December 2002	147	(125)	22
Expected to be dealt with next year, based on 31 December 2002 exchange and interest rates	88	(82)	6

The above balances reflect the value at 31 December of the derivatives which are being used to manage the financial risks arising from the underlying operations. However, these balances do not take account of the unrecognised gains and losses in respect of related primary financial instruments.

Deferred gains and losses	Gains £m	Losses £m	Total net gains/(losses) £m
Balances 1 January 2002	1	(14)	(13)
Brought forward balance recognised in current year		2	2
Brought forward balance not recognised in current year	1	(12)	(11)
Current year items not recognised in current year			
Balances 31 December 2002	1	(12)	(11)
To be recognised in the profit and loss account for next year		(2)	(2)

Other financial assets and financial liabilities

Certain short term assets and liabilities, as well as finance lease liabilities, are excluded from interest rate and fair value analyses. The fair value of such items is considered to approximate to their book values. There are no interest rates applicable to such items, with the exception of finance leases which are not considered to be material in the context of the Group's borrowings.

Notes on the accounts continued

Balance sheet

19 Creditors

	Total		Payable within one year		Payable beyond one year	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
Trade creditors	484	503	484	503		
Duty, excise and other taxes	1,152	1,003	1,152	998		5
Accrued charges and deferred income	746	957	652	812	94	145
Dividends payable	555	505	555	505		
Taxation on profits						
– UK	22	25	22	25		
– overseas	317	426	317	426		
Other taxation and social security	25	41	25	41		
Sundry creditors	869	1,070	813	1,015	56	55
	4,170	4,530	4,020	4,325	150	205

Sundry creditors include £542 million 2001 £600 million for tobacco settlements, see page 33 note 1(e).

20 Deferred taxation

Net deferred taxation comprises:

	2002 £m	2001 £m
Stock relief in respect of overseas stocks	176	202
Excess of capital allowances over depreciation	211	213
Losses available for set off against future taxable profit	(34)	(56)
Capital gains	51	49
Pensions and other retirement benefits	(84)	(97)
US tobacco settlements	(210)	(229)
Other timing differences	(114)	(94)
	(4)	(12)

Movements in net deferred taxation:

	£m
1 January 2002	(12)
Differences on exchange	16
Profit and loss account	
– provided in respect of the year	(6)
– effect of changes in tax rates	(1)
Other movements	(1)
31 December 2002	(4)

The deferred tax asset above is the net of deferred tax assets shown on page 39 note 13 and deferred tax liabilities shown on page 40 note 16.

Deferred taxation in respect of capital gains includes £28 million in 2002 relating to investments pledged in respect of pension liabilities in Germany. This liability together with the asset shown above relating to pensions and other retirement benefits, are reflected in the deferred tax in the table on page 55 showing the effect of adopting FRS17.

Other financial information

21 Acquisitions

Acquisitions in 2002 principally relate to the purchase of substantially all of the minority interest in A/T B.A.T Prilucky Tobacco Co. and the acquisition of a business concern in Italy. The total consideration for these acquisitions was £12 million. Net tangible assets acquired were not material.

As described on page 1 of the Directors' report, in 2001 the Group's Australian subsidiary acquired the remaining 40.5 per cent shareholding of that company that it did not already own, resulting in a goodwill amount of £311 million which is being amortised over 20 years. There was no material difference between the fair value and book value of the net assets acquired.

22 Group employees

The average number of persons employed by the Group and its associates during the year, including Directors, was 85,819 2001 81,425.

	2002 Number	2001 Restated Number
America-Pacific	9,279	9,380
Asia-Pacific	11,241	10,679
Latin America	13,454	13,259
Europe	18,236	17,949
Africa and Middle East	8,657	8,403
Subsidiary undertakings	60,867	59,670
Associates	24,952	21,755
	85,819	81,425

The analysis for 2001 has been restated to take account of the change in the composition of the regions.

Details of Directors' remuneration and share options are given in the remuneration report on pages 6 to 18.

23 Contingent liabilities and financial commitments

There are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Product liability litigation

Group companies, notably Brown & Williamson Tobacco Corporation (B&W), as well as other leading cigarette manufacturers, are defendants, principally in the United States, in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

US litigation

The total number of US product liability cases pending at year end involving Group companies was approximately 4,219 (31 December 2001, 4,419 cases). UK-based group companies were named as co-defendants in some 1,272 of those cases (2001 1,387 cases). Only perhaps a couple of dozen cases or fewer are likely to come to trial in 2003. Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant. The cases fall into four broad categories:

(1) Medical reimbursement cases

These civil actions seek to recover amounts spent by government entities and other third party providers on health care and welfare costs claimed to result from illnesses associated with smoking.

Despite the almost uniform success of the industry's defence to these actions, to date the United States Department of Justice has filed suit against the leading US cigarette manufacturers, certain affiliated companies (including parent companies), and others seeking reimbursement for Medicare and other health expenses incurred by the US Federal Government as well as various equitable remedies, including paying over of proceeds from alleged unlawful acts. The court has dismissed the reimbursement claims (and has dismissed B.A.T Industries p.l.c. on jurisdictional grounds) but is allowing the Government to proceed with its claims for equitable relief. The court has scheduled trial for September 2004.

23 Contingent liabilities and financial commitments continued

As at 31 December 2002, similar reimbursement suits were pending against B&W amongst others by three Indian tribes and by four county or other political subdivisions of certain states. The Master Settlement Agreement with the 46 states includes a credit for any amounts paid in suits brought by the states' political subdivisions; nevertheless, B&W intends to defend these cases vigorously.

Based on somewhat different theories of claim are some six non-governmental medical reimbursement cases and health insurers' claims. To date, eight federal appellate courts have issued decisions dismissing this type of case entirely and some but not all state courts have issued similar decisions. In 2001, B&W tried one health insurer case in New York Federal Court (Empire Blue Cross), where the jury returned a defence verdict on three of the five claims. The two BAT UK-based companies were dismissed, B.A.T Industries p.l.c. by agreement with the plaintiff and a full defence verdict obtained by the remaining BAT UK company. On the two claims where the jury found for the plaintiff, the jury awarded damages in the aggregate amount of US$17.8 million. As to B&W specifically, the jury awarded US$2.8 million. The trial judge has awarded US$37.8 million in fees to the plaintiffs' lawyers; that amount has not been allocated among individual defendants. The case is now on appeal before the 2nd Circuit Court of Appeals; one of the eight federal appellate courts that has already issued a decision dismissing this type of case entirely. No third party reimbursement cases are currently scheduled for trial in 2003.

(2) Class actions

As at 31 December 2002, B&W was named as a defendant in some 47 (31 December 2001, 28) separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted by smoking. While most courts refused to do so, 13 courts have certified classes of tobacco claimants in cases involving B&W but five of these classes have subsequently been decertified. Even if the classes remain certified and the possibility of class-based liability is eventually established, it is likely that individual trials will still be necessary to resolve any actual claims. If this happens, it is possible that many of the defences that have contributed to more than 600 individual cases being successfully disposed of over the years by B&W will be available.

In the first phase of the trifurcated trial in Engle (Florida), the jury returned a verdict that included general findings that smoking causes several specified diseases and other findings including that the defendants' conduct rose to a level that would permit a potential award of punitive damages. The second phase of the trial included two parts. The first portion of phase two was a trial of the three named class representatives' compensatory damages claims. In that portion, the jury awarded a total of US$12.7 million to the three class representatives but found that one of the representatives' claims (US$5.8 million of that total) was time-barred. In the second portion of phase two, the jury assessed US$17.6 billion in punitive damages against B&W and US$127 billion in total punitive damages against the other major companies in the US tobacco industry. Although the trial court has entered a final judgement on those verdicts, B&W contends that that judgement was improperly entered. In any event, B&W continues to believe confidently that the pending Engle decisions will eventually be reversed on appeal given the inappropriateness of class certification, the numerous errors committed during trial, and the significant constitutional issues involved in the case. The appeal process is now underway. Immediate payment of punitive damages pursuant to the verdict is unlikely for a number of reasons that have been presented to the trial and appellate courts, including, among others, that the punitive damages cannot be final until completion of a series of further individual trials for every member of the class (the so-called phase three of the Engle trial plan, which will take many years); that the jury's determination of punitive damages violates several provisions of Florida law; and that in Florida any enforcement of punitive damages must be stayed upon the posting of a bond in an amount equal to the lower of 10 per cent of the defendant's net worth or US$100 million. Although the Florida legislation is intended to apply to the Engle case, the outcome of any challenge to its application cannot be predicted. B&W has delivered a surety bond that meets the requirements of Florida's legislation to stay enforcement of punitive damages in class actions.

In the first 'phase three' trial of an individual Engle class member (Lukacs), the jury awarded plaintiff US$37.5 million in compensatory damages (B&W's share: US$8.4 million). Defendants are appealing that award.

In a Louisiana medical monitoring case brought on behalf of Louisiana smokers (Scott), trial began in January 2003.

A federal judge in New York certified a nationwide punitive-damage-only class (Simon II) in September 2002. Although the judge initially set the case for trial in 2003, the case has been stayed while the defendants seek appellate review of the class certification.

23 Contingent liabilities and financial commitments continued

(3) Individual cases

Approximately 4,123 cases were pending against B&W at 31 December 2002 (31 December 2001, 4,318) filed by or on behalf of individuals in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to environmental tobacco smoke (ETS). Of these cases: (a) approximately two thirds are ETS cases brought by flight attendants who were members of a class action (Broin) that was settled on terms that allow compensatory but not punitive damage claims by class members; (b) approximately one quarter of the individual cases against B&W are cases brought in consolidated proceedings in West Virginia in which B.A.T Industries p.l.c. and another BAT UK company are also involved; and (c) less than 7 per cent are cases filed by other individuals. In September 2002, the jury in one of the ETS cases brought by Broin class members (French) awarded a total of US$5.5 million in compensatory damages to plaintiff against all defendants. This award was later reduced by the court to US$500,000. Defendants are appealing this award.

(4) Other claims

At 31 December 2002, 8 (31 December 2001, 15) cases were pending on behalf of asbestos companies. Those companies seek reimbursement for costs and judgements paid in litigation brought by third parties against them. These companies claim that, but for the smoking of the claimants, their damages would have been less.

As at 31 December 2002, B&W was named as defendant in 28 (31 December 2001, 29) US cases brought by foreign government entities seeking reimbursement of medical costs which they incurred for treatment for persons in their own countries who are alleged to have smoked imported cigarettes including those manufactured by B&W. Ten foreign government cases have been dismissed.

B.A.T Industries p.l.c. has been named as a co-defendant in the US in most of the medical reimbursement cases, in a quarter or fewer of the class actions and in the consolidated proceedings of over 1,000 individual cases in West Virginia, aside from which it is involved in only a few individual cases. It is contesting the jurisdiction of the US courts since it is a 'holding' company not transacting business in the United States. In the cases that have decided this issue to date, 34 courts have dismissed them prior to trial. In the balance of these cases, there has been no adverse ruling on the issue of jurisdiction affirmed on the merits through appeal. Some 187 US plaintiffs have voluntarily agreed to drop B.A.T Industries p.l.c. or substitute the Company's indirectly held subsidiary British American Tobacco (Investments) Limited (formerly called British-American Tobacco Company Ltd.) as a co-defendant.

Product liability outside the United States

At year end, claims against Group companies existed in 17 countries but the only countries with more than five active claims were Argentina, Australia, Brazil, Canada, the Netherlands and the Republic of Ireland.

Conduct-based claims

Conduct-based claims, including antitrust and RICO claims, have been filed in the US. Among these are some 29 class action antitrust cases brought by wholesalers or retailers alleging that B&W and other major US cigarette manufacturers conspired to fix prices for cigarettes. Although plaintiffs in these class actions have not specified the damages they claim, the amounts could be significant. Proceedings have also been brought in Italy by the local competition authority naming major cigarette manufacturers and, amongst others, the Company. None of these conduct-based claims is considered to be meritorious.

Conclusion

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Company believes that the defences of the Group companies to all these various claims are meritorious both on the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgement were entered against any of the Group companies in any case, an appeal would be made. Such appeals could require the posting of appeal bonds or substitute security by the appellants in amounts, which could in some cases equal or exceed the amount of the judgement. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this and by the final outcome of any particular litigation.

Having regard to all these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of all this litigation will significantly impair the financial condition of the Group.

Notes on the accounts continued

Other financial information

23 Contingent liabilities and financial commitments continued

Other litigation

Flintkote, a US company, was part of the acquisition of Genstar Corporation by Imasco Limited in 1986 and became a Group subsidiary following the restructuring of Imasco in 2000. As at 31 December 2002, Flintkote had net assets of £75 million. Flintkote has been named, along with a large number of defendants, in numerous actions filed in various jurisdictions by individuals who seek damages based upon alleged exposure to asbestos products allegedly manufactured and/or sold by such defendants. Other plaintiffs have alleged damage to their buildings due to the presence in the buildings of certain materials containing asbestos allegedly manufactured and/or sold by such defendants. Certain of these claims and suits allege significant damage. All claims relate to businesses which ceased active operations in the early 1970s.

To date, substantially all of the claims costs and legal expenses incurred in connection with these suits have been covered by insurance proceeds and the Company believes that all current claims and suits against Flintkote are sufficiently covered by insurance. However, there are a number of factors, beyond the control of Flintkote, that could affect future costs, including but not limited to, the number and amount of additional claims that may be made, insurers not honouring their coverage obligations as specified in the insurance policies, the possible insolvency of co-defendants and/or insurance carriers, and the potential for legislative reform. Given these uncertainties as to timing and amount, no provision has been made for future litigation.

Operating leases

	2002 £m	2001 £m
Annual commitments under operating leases comprise leases which expire:		
Land and buildings		
Within 1 year	16	16
Between 2 and 5 years	33	28
Beyond 5 years	19	18
	68	62
Others		
Within 1 year	7	6
Between 2 and 5 years	21	18
	28	24

24 Retirement benefit schemes

	2002 £m	2001 £m
Costs		
Defined contribution schemes	30	26
Defined benefit schemes		
– funded	53	42
– unfunded	58	65
Total	141	133
Pension schemes	115	103
Healthcare schemes	26	30
Total	141	133
Regular annual cost	138	134

24 Retirement benefit schemes continued

The Group's subsidiary undertakings operate over 120 active retirement benefit arrangements worldwide. These arrangements have been developed in accordance with local practices in the countries concerned. The majority of employees belong to defined benefit schemes, most of which are funded externally, although the Group also operates a number of defined contribution schemes.

The contributions to the defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries. Pension commitments are financed according to accepted current practices in each country, which for the material arrangements means using the projected unit method with surpluses or deficits being amortised over the average expected remaining service lives of the respective memberships. All schemes are formally valued at least every three years.

The total market value of pension scheme assets at the dates of the most recent formal actuarial valuations or reviews of the externally funded defined benefit schemes was £3,445 million, £185 million lower than the total value of projected accrued benefits at the same dates. Any deficit or surplus in individual schemes is being eliminated by increased or reduced company contributions, amendments to scheme benefits or a combination of both.

Valuations for the Group's largest externally funded defined benefit schemes are based on the assumptions shown in the following table, including assets at market value. These schemes accounted for over 80 per cent of the total obligations of the Group's externally funded schemes.

Country	British American Tobacco UK	Brown & Williamson Factory US	Brown & Williamson Salaried US
Actuarial assumptions:			
– discount rate	5.8% *note below*	6.75%	6.75%
– salary increases	4.8%	Nil	4.5%
– pension increases	2.8%	Nil	3.0%
Market value of scheme assets	£1,386 million	US$278 million	US$1,011 million
Funding level	107%	75%	75%
Amortisation method	Percentage of salary	Straight line	Straight line
Period over which surplus/deficit amortised	12 years	14 years	12 years
Date of last formal valuation/review	31 March 2002	31 October 2002	31 October 2002

Note: The equivalent discount rate used for calculating regular annual cost is 5.9 per cent.

Country	Imperial Tobacco Canada	British American Tobacco Exports Netherlands	British American Tobacco Switzerland
Actuarial assumptions:			
– discount rate	6.5%	7.0%	4.0%
– salary increases	4.0%	5.0%	2.4%
– pension increases	Nil	3.0%	1.5%
Market value of scheme assets	Can$569 million	€298 million	SFr426 million
Funding level	74%	130%	96%
Amortisation method	Straight line	Straight line	Percentage of salary
Period over which surplus/deficit amortised	12 years	15 years	13 years
Date of last formal valuation/review	30 September 2002	31 December 2001	31 December 2002

For the remaining schemes, typical assumptions used were that real investment returns will be 2 per cent to 5 per cent per annum, and that real salary increases will be between 1 and 3 per cent per annum. Pension increases, where allowed for, were generally assumed to be in line with inflation.

24 Retirement benefit schemes continued

In certain countries, pension benefits are provided on an unfunded basis. In such cases, provisions are included in the Group balance sheet. These amounted to £604 million 2001 £581 million, see page 40 note 16. The most significant component of these provisions is a scheme in Germany, where a provision of £439 million was held in the balance sheet at the end of 2002, 2001 £411 million in respect of these obligations. The annual cost was £29 million 2001 £34 million. At 31 December 2002, investments in equities, bonds and property with an estimated market value of £387 million 2001 £376 million were pledged in respect of the liabilities, see page 38 note 11. The liabilities and annual costs for the schemes have been determined using a 6 per cent investment return with allowance for salary and pension increases, in line with or more conservative than normal local practice.

The Group also operates significant plans in the United States and Canada which provide employees with certain other retirement benefits such as healthcare. The liabilities in respect of these benefits are assessed by qualified independent actuaries, applying the projected unit method. The discount rate assumptions used were 6.75 per cent in the US and 6.5 per cent in Canada. For healthcare inflation, in the US the assumption was 11 per cent reducing to 5.25 per cent by 2011 and in Canada 10 per cent reducing to 5 per cent by 2008. The current year and prior year provisions are shown on page 40 note 16.

FRS17 Retirement Benefits

During 2002, the Group has continued to account for retirement benefit costs in accordance with SSAP24 Accounting for Pension Costs and the information shown above has been prepared in accordance with this standard. The Group has not yet fully adopted FRS17 but the information provided below reflects its transitional disclosure requirements.

The last formal actuarial valuations of the material defined benefit schemes have been updated, where necessary, to 31 December 2002 by qualified independent actuaries. The major assumptions (weighted to reflect individual scheme differences) used by the actuaries in the following principal countries were as follows:

	UK %	US %	Germany %	Canada %	Netherlands %	Switzerland %
Rate of increase in salaries	4.30	3.35	3.40	4.00	3.50	2.40
Rate of increase in pensions in payment	2.30	2.20	2.00	Nil	2.30	1.50
Rate of increase in deferred pensions	2.30	Nil	Nil	Nil	2.30	
Discount rate	5.50	6.75	6.00	6.05	5.35	4.00
General inflation	2.30	2.75	1.90	3.00	2.00	1.50

For healthcare inflation, in the US the assumption was 11 per cent reducing to 5.25 per cent by 2011 and in Canada 10 per cent reducing to 5 per cent by 2008.

For the remaining pension schemes, typical assumptions were that real salary increases will be from 1 per cent to 3 per cent per annum and discount rates will be from 2 per cent to 5 per cent above inflation. Pension increases, where allowed for, were generally assumed to be in line with inflation.

The major assumptions (weighted to reflect individual scheme differences) used by the actuaries as at 31 December 2001 were as follows:

	UK %	US %	Germany %	Canada %	Netherlands %	Switzerland %
Rate of increase in salaries	4.50	4.15	2.50	4.00	4.67	2.75
Rate of increase in pensions in payment	2.50	2.25	1.50	Nil	3.00	1.50
Rate of increase in deferred pensions	2.50	Nil	Nil	Nil	3.00	
Discount rate	5.80	7.25	6.00	6.52	5.92	4.25
General inflation	2.50	3.75	1.50	3.00	3.00	1.50

For healthcare inflation, in the US the assumption was 11 per cent reducing to 5.25 per cent by 2009 and in Canada 10 per cent reducing to 5 per cent by 2006.

24 Retirement benefit schemes continued

For the remaining pension schemes, typical assumptions were that real salary increases will be from 1 per cent to 4 per cent per annum and discount rates from nil to 6 per cent above inflation. Pension increases, where allowed for, were generally assumed to be in line with inflation.

	2002 £m	2001 £m
Contributions made to funded defined benefit schemes in respect of the current year		
– pension schemes	94	49
– healthcare schemes	25	20

In 2002 changes were made to the contractual trust arrangement that governs the main pension scheme in Germany such that the scheme is now treated as a funded scheme for the purposes of FRS17 from 1 January 2002. Contributions to pension schemes in 2002 shown above reflect this change in status of the main pension scheme in Germany, including £20 million contributed in respect of an increase in pledged investments.

Future contribution rates will be agreed after consultation with the respective trustees and actuaries of the individual externally funded defined benefit schemes, taking into account regulatory requirements.

There are a number of closed schemes where the current service cost (expressed as a percentage of pensionable earnings) will increase under the projected unit method as scheme members approach retirement age. It is considered that the increase in these costs will not be material in the context of the Group's total retirement benefit scheme costs.

The aggregate fair values of the assets in the Group's defined benefit schemes at 31 December 2002 were estimated to be as follows:

	Total £m	UK £m	US £m	Germany £m	Canada £m	Netherlands £m	Switzerland £m	Others £m
Equities	1,663	616	535	88	177	73	64	110
Bonds	1,550	520	359	145	133	145	106	142
Property	268	35	35	154		20	13	11
Other assets	220	43	105		24	18	8	22
	3,701	1,214	1,034	387	334	256	191	285

The long term rates of return expected at 31 December 2002 in the following principal countries were as follows:

	UK %	US %	Germany %	Canada %	Netherlands %	Switzerland %
Equities	7.50	10.00	8.00	7.75	8.00	8.00
Bonds	5.00	7.00	6.00	6.50	4.65	5.00
Property	7.50	7.50	4.50		6.15	5.50
Other assets	4.00	9.00		Nil	3.65	2.50

For the remaining pension schemes, typical expected long term real rates of return ranged from 2 per cent to 5 per cent.

The aggregate fair values of the assets in the Group's defined benefit schemes at 31 December 2001 were estimated to be as follows:

	Total £m	UK £m	US £m	Canada £m	Netherlands £m	Switzerland £m	Others £m
Equities	1,994	844	693	196	82	75	104
Bonds	1,555	530	492	167	125	109	132
Property	110	30	37		20	13	10
Other assets	233	29	119	24	27	6	28
	3,892	1,433	1,341	387	254	203	274

24 Retirement benefit schemes continued

The long term rates of return expected at 31 December 2001 in the following principal countries were as follows:

	UK %	US %	Canada %	Netherlands %	Switzerland %
Equities	6.90	10.00	7.75	7.60	8.00
Bonds	5.40	7.00	6.50	5.00	5.00
Property	6.90	7.50		6.00	5.50
Other assets	4.00	9.00	Nil	4.00	2.50

For the remaining pension schemes, typical expected long term real rates of return ranged from 2 per cent to 5 per cent.

The net scheme assets and liabilities at 31 December 2002 and 2001 were as follows:

	Funded schemes 2002 £m	Unfunded schemes 2002 £m	Total 2002 £m	Funded schemes 2001 £m	Unfunded schemes 2001 £m	Total 2001 £m
Total fair value of scheme assets *above*	3,701		3,701	3,892		3,892
Present value of scheme liabilities	(4,533)	(231)	(4,764)	(3,971)	(696)	(4,667)
Net deficits in schemes	(832)	(231)	(1,063)	(79)	(696)	(775)
Surpluses not recognised	(44)		(44)	(41)		(41)
Net recognisable deficits	(876)	(231)	(1,107)	(120)	(696)	(816)
Related net deferred tax assets	182	59	241	65	92	157
Net scheme liabilities *see note below*	(694)	(172)	(866)	(55)	(604)	(659)
The net scheme liabilities above, comprise						
– surpluses	3		3	142		142
– deficits	(697)	(172)	(869)	(197)	(604)	(801)
– pension schemes	(584)	(85)	(669)	41	(511)	(470)
– healthcare schemes	(110)	(87)	(197)	(96)	(93)	(189)

The movements in the net recognisable deficits in 2002, including the changes between funded and unfunded schemes were as follows:

	Funded schemes £m	Unfunded schemes £m	Total £m
Net recognisable deficits 1 January 2002	(120)	(696)	(816)
Exchange differences	31	19	50
Change in status of main German pension scheme	(78)	454	376
Change in status of South African healthcare scheme	(5)	5	
Current service cost	(90)	(9)	(99)
Past service cost	(4)		(4)
Settlements and curtailments	(4)	2	(2)
Expected return on scheme assets	286		286
Interest on scheme liabilities	(266)	(13)	(279)
Company contributions	116		116
Benefits paid		27	27
Actuarial gains and (losses)	(742)	(20)	(762)
Net recognisable deficits 31 December 2002	(876)	(231)	(1,107)

24 Retirement benefit schemes continued

The Group accounts already reflect a number of liabilities and assets relating to the retirement benefit schemes which give rise to the net scheme liabilities of £866 million 2001 £659 million as shown on page 54. If these net scheme liabilities were recognised in the financial statements, the net effect of this change on shareholders' funds would be as follows:

	2002 £m	2001 £m
Net scheme liabilities *above*	(866)	(659)
Amounts currently recognised in:		
– other investments	(260)	
– debtors	(297)	(319)
deferred tax	(100)	(121)
prepayments and accrued income	(197)	(198)
– creditors – accrued charges and deferred income	18	38
– provisions for liabilities and charges	846	835
pension schemes	604	581
healthcare schemes	198	230
deferred tax	44	24
	(559)	(105)
Less: minority shareholders' interests	(2)	(1)
Effect on shareholders' funds	(561)	(106)

As noted above, the main scheme in Germany is treated as funded under FRS17 for 2002 and the scheme assets in the table on page 54 comprise investments pledged in respect of pension liabilities in Germany. In 2001, while scheme liabilities included the liabilities in respect of the main scheme in Germany, the scheme assets in the table on page 54 excluded the investments pledged in respect of the scheme. Including the pledged investments at fair value, consistent with the treatment of the pension liabilities and the treatment of the investments in 2002, would have reduced net scheme liabilities in 2001 from £659 million to £368 million and the effect on shareholders' funds from £106 million to £14 million.

The following amounts would have been included in the profit and loss account and statement of total recognised gains and losses for 2002:

	£m
Profit and loss account	
Operating profit	
– current service cost	102
– past service cost	4
– settlements and curtailments	2
– total operating charge	108
Other finance income	
– expected return on scheme assets	294
– interest on scheme liabilities	(288)
– net return	6
Statement of total recognised gains and losses	
Difference between actual and expected return on scheme assets	(625)
Experience gains and (losses) on scheme liabilities	19
Changes in assumptions underlying present value of scheme liabilities	(177)
Net actuarial gain/(loss) before related deferred tax	(783)

Notes on the accounts continued

Other financial information

24 Retirement benefit schemes continued

Details of experience gains and losses for the year to 31 December 2002:

	£m	%
Difference between expected and actual return on scheme assets	(625)	
– percentage of scheme assets		(17)
Experience gains and (losses) on scheme liabilities	(19)	
– percentage of present value of scheme liabilities		
Net actuarial gain/(loss)	(783)	
– percentage of present value of scheme liabilities		(16)

If the effect of FRS17 were recognised in the financial statements, the net effect on profit before tax would be as follows:

	£m
FRS17 total operating charge *above*	(108)
FRS17 net finance return *above*	6
	(102)
Amounts currently recognised for defined benefit schemes:	106
– funded *page 50*	53
– unfunded *page 50*	58
– investment income for pledged assets in Germany	(5)
Increase in profit before tax	4

25 Related party disclosures

The Group has a number of transactions and relationships with related parties, as defined in FRS8 on Related Party Disclosures, all of which are undertaken in the normal course of trading. Details of these are set out below.

Transactions and balances with associates relate mainly to sale and purchase of cigarettes and tobacco leaf. Transactions and balances with joint ventures relate mainly to sponsorship fees and the provision of financing.

	2002 £m	2001 £m
Transactions		
– revenue	30	28
– purchases and sponsorship fees	(57)	(63)
– other net income	1	
Amounts receivable at 31 December	5	6
Amounts payable at 31 December	(4)	(3)

In 2002, the Group made a further investment of US$65 million (£44 million) in the form of convertible loan notes in British American Racing, in which the Group has a 50 per cent interest, see page 38 note 10.

The Group has guaranteed borrowings by its joint ventures of £18 million 2001 £18 million.

No Director of British American Tobacco p.l.c. had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term Director in this context includes members of their households.

Other than in their capacity as shareholders, there have been no material transactions with Compagnie Financière Richemont SA and Remgro Limited who together indirectly own 31.5 per cent 2001 31.5 per cent of the fully diluted ordinary share capital of British American Tobacco p.l.c.

26 Net operating cash flow from subsidiary undertakings

	2002 £m	2001 £m
Operating profit	2,180	2,176
Depreciation	338	396
Goodwill amortisation	378	392
Decrease in stocks	58	234
Decrease in debtors	57	86
Increase/(decrease) in creditors	17	(29)
(Decrease)/increase in provisions	(94)	7
Other	12	17
Net operating cash flow from subsidiary undertakings	2,946	3,279

Operating profit includes charges in respect of US settlement costs and integration costs, referred to on pages 33 and 34 in note 1, while in 2000 costs were charged in respect of a US restructuring. These are also reflected in the movements in stocks, debtors, creditors and provisions above.

The cash outflow in respect of US settlement costs was £794 million (including £790 million ongoing costs) 2001 £814 million (including £797 million ongoing costs). The cash outflow in respect of integration costs was £50 million 2001 £62 million. The cash outflow in respect of US restructuring costs was £6 million 2001 £30 million.

27 Analysis of items netted in the cash flow statement

	2002 £m	2001 £m
Investment income	110	119
Interest paid	(343)	(479)
Non-equity dividends paid	(40)	(36)
Interest element of finance lease rental payments	(4)	(5)
Dividends paid to minorities	(128)	(185)
Returns on investments and servicing of finance	(405)	(586)
Capital expenditure	(490)	(515)
Sale of fixed assets	55	68
Other investments		
– purchases	(112)	(75)
– sales	44	67
Capital expenditure and financial investment	(503)	(455)
Subsidiary and associated undertakings		
– purchases	(16)	(394)
– sales	81	52
Sale of business		37
Loan to joint venture	(40)	(41)
Recovery of loan to associated undertaking		4
Disposals less acquisitions *note (a)*	25	(342)
Short term deposits	(215)	(181)
Current investments	156	(104)
Management of liquid resources *note (b)*	(59)	(285)
Commercial paper	(27)	(159)
Medium term notes	(138)	(263)
Debentures	(63)	(67)
Eurobonds	(434)	622
Other bonds and notes		155
Syndicated bank loans	83	(146)
Bank and other loans	(48)	(69)
Capital element of finance lease rental payments	(32)	(36)
Financing – (decrease)/increase in debt	(659)	37

Notes on the accounts continued

Cash flow statement

27 Analysis of items netted in the cash flow statement continued

In 2002, syndicated bank loans reflect new borrowings of £459 million partly offset by the repayment of £376 million.

(a) Disposals less acquisitions

In 2002, the cash inflow in respect of subsidiaries and associated undertakings principally reflects the sale of a non-trading Malaysian subsidiary. The cash outflow principally reflects the buyout of the minority in Ukraine and the acquisition of a business in Italy.

In 2001, the cash outflow in respect of subsidiary and associated undertakings principally reflects the buyout of the British American Tobacco Australasia minority and the cash inflow represents the disposal of the remaining operations of Genstar in Canada. The cash inflow from the sale of business reflects the disposal of the Group's pipe tobacco business in South Africa.

(b) Management of liquid resources

Liquid resources include current investments, together with short term deposits and cash, other than cash and deposits repayable on demand.

28 Analysis of net debt

	1 Jan 2002 £m	Cash flow £m	Subsidiaries disposed of £m	Other changes £m	Differences on exchange £m	31 Dec 2002 £m
Cash and bank balances	589					367
Overdrafts	(96)					(106)
	493	(223)			(9)	261
Term borrowings	(5,941)	627		2	188	(5,124)
Finance lease obligations	(113)	32		(12)	9	(84)
		659				
Short term deposits	1,379	215	(126)	12	(75)	1,405
Current investments	331	(156)		10	(22)	163
		59				
	(3,851)	495	(126)	12	91	(3,379)

Five year summary

For the years ended 31 December	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Revenue					
Continuing operations	24,682	25,694	24,719	20,385	16,015
Discontinued operations			112	1,286	1,361
	24,682	25,694	24,831	21,671	17,376
Profit					
Operating profit (before goodwill amortisation and exceptionals)	2,681	2,771	2,575	2,022	1,550
Operating profit					
– continuing operations	2,303	2,297	1,784	1,324	893
– discontinued operations			16	155	118
Operating profit	2,303	2,297	1,800	1,479	1,011
Profit on ordinary activities before interest	2,303	2,330	1,800	1,567	965
Profit before taxation	2,113	2,065	1,522	1,371	738
Profit after taxation	1,295	1,179	862	870	456
Profit for the year	1,152	1,010	692	728	341

	pence	pence	pence	pence	pence
Earnings per share					
– basic unadjusted	50.91	44.43	29.53	34.21	21.84
– diluted unadjusted	50.10	43.97	29.57	35.35	21.66
– diluted adjusted	66.54	61.82	56.93	52.02	45.80

At 31 December	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Balance sheet					
Fixed assets	9,670	10,010	10,486	8,640	2,639
Current assets	6,616	7,220	7,251	7,591	4,629
Total assets	16,286	17,230	17,737	16,231	7,268
Shareholders' funds (including non-equity interests)	5,185	4,754	5,097	4,726	(215)
Minority shareholders' equity interest	267	329	419	454	320
	5,452	5,083	5,516	5,180	105
Borrowings	5,314	6,150	6,151	5,676	3,730
Provisions and other creditors	5,520	5,997	6,070	5,375	3,433
	10,834	12,147	12,221	11,051	7,163
Total funds employed	16,286	17,230	17,737	16,231	7,268

The information included in the five year summary has been restated, where applicable, to reflect changes in the Group and its accounting policies, including the adoption of FRS19 Deferred Tax in 2001.

Quarterly analyses of profit

The figures shown below have been produced using average rates of exchange for the years ended 31 December 2002 and 2001 respectively, with the previously reported figures for 2002 restated using average rates for the full year.

				3 months to
	31 Mar 2002 £m	30 Jun 2002 £m	30 Sept 2002 £m	31 Dec 2002 £m
Subsidiary undertakings	496	576	601	507
after charging				
– goodwill amortisation	(94)	(94)	(95)	(95)
Share of associates and joint ventures	27	27	35	34
Operating profit and profit on ordinary activities before interest	523	603	636	541
Net interest – subsidiary undertakings	(59)	(47)	(31)	(47)
Share of associates' and joint ventures' net interest	(1)	(1)	(3)	(1)
Profit before taxation	463	555	602	493

				3 months to
	31 Mar 2001 £m	30 Jun 2001 £m	30 Sept 2001 £m	31 Dec 2001 £m
Subsidiary undertakings	480	511	632	553
after charging				
– integration costs		(73)	(6)	(3)
– goodwill amortisation	(96)	(98)	(99)	(99)
Share of associates and joint ventures	26	31	30	34
Operating profit	506	542	662	587
Sale of business	33			
Profit on ordinary activities before interest	539	542	662	587
Net interest – subsidiary undertakings	(70)	(74)	(71)	(48)
Share of associates' and joint ventures' net interest	(2)	(1)	(1)	2
Profit before taxation	467	467	590	541

Principal subsidiary undertakings

	% equity shares held
Europe	
Great Britain	
B.A.T Industries p.l.c.	100
B.A.T (U.K. and Export) Ltd.	100
B.A.T. International Finance p.l.c.	100*
BAT (CI) Finance Ltd.	100
BATMark Ltd.	100*
British-American Tobacco (Holdings) Ltd.	100
British American Tobacco (1998) Ltd.	100*
British American Tobacco (Brands) Ltd.	100
British American Tobacco (Investments) Ltd.	100
Rothmans Finance p.l.c.	100
Rothmans (UK) Ltd.	100
Tobacco Insurance Co. Ltd.	100
Weston Investment Co. Ltd.	100
Belgium	
British American Tobacco Belgium SA △	100
Tabacofina-Vander Elst NV △	100
Cyprus	
B.A.T (Cyprus) Ltd.	100
Czech Republic	
British American Tobacco (Czech Republic) S.R.O.	100
Finland	
British American Tobacco Nordic Oy	100
France	
British American Tobacco France SAS	100
Germany	
British-American Tobacco (Germany) GmbH	100
British American Tobacco (Industrie) GmbH	100
Greece	
British American Tobacco Hellas S.A.	100
Hungary	
BAT Pecsi Dohanygyar Kft	100
Italy	
British American Tobacco Italia S.p.A.	100
Netherlands	
British American Tobacco The Netherlands BV	100
British American Tobacco International (Holdings) BV	100
British American Tobacco Holdings (The Netherlands) BV	100
Poland	
British-American Tobacco Polska SA	96
Republic of Ireland	
P J Carroll & Co. Ltd.	100
Hamburg Investment & Trading Co.	100
Romania	
British American Tobacco (Romania) Trading SRL	100

	% equity shares held
Russia	
British American Tobacco – STF	99
BOJSC British American Tobacco – Yava	91†
ZAO Rothmans Nevo	100†
Spain	
British American Tobacco Espana, S.A.	100
Switzerland	
British American Tobacco International Ltd.	100
British American Tobacco Switzerland S.A.	100
Ukraine	
A/T B.A.T – Prilucky Tobacco Co.	99
America-Pacific	
Canada	
Imperial Tobacco Canada Ltd.	100
Japan	
British American Tobacco Japan k.k.	100
South Korea	
British American Tobacco Korea Ltd.	100
United States of America	
B.A.T Capital Corporation	100*
BATUS Holdings Inc.	100
British American Tobacco (Brands) Inc.	100
Brown & Williamson Tobacco Corporation	100
Asia-Pacific	
Australia	
British American Tobacco Australasia Ltd.	100
British American Tobacco Australia Ltd.	100
Bangladesh	
British American Tobacco Bangladesh Co. Ltd.	65
Cambodia	
British American Tobacco Cambodia Ltd.	51
China	
B.A.T. China Ltd. (incorporated in the United Kingdom)	100
British-American Tobacco Co. (Hong Kong) Ltd.	100
Indonesia	
PT BAT Indonesia Tbk.	71
PT Rothmans of Pall Mall Indonesia Tbk.	100 (71)
Malaysia	
British American Tobacco (Malaysia) Berhad	50
Myanmar	
Rothmans of Pall Mall Myanmar Pte Ltd.	51
New Zealand	
British American Tobacco (New Zealand) Ltd.	100

Principal subsidiary undertakings continued

	% equity shares held
Pakistan	
Pakistan Tobacco Co. Ltd.	94
Papua New Guinea	
British American Tobacco (PNG) Ltd.	100
Singapore	
Rothmans Industries Ltd.	100
Sri Lanka	
Ceylon Tobacco Co. Ltd.	84
Vietnam	
B.A.T Vietnam Ltd. (incorporated in the United Kingdom)	100

Latin America

	% equity shares held
Argentina	
Nobleza-Piccardo SAICyF	95
Barbados	
British-American Tobacco Co. (Barbados) Ltd.	100
Brazil	
Souza Cruz SA	75
Souza Cruz Trading SA	100 (75)
Chile	
Compania Chilena de Tabacos SA	70
Guyana	
Demerara Tobacco Co. Ltd.	70
Honduras	
Tabacalera Hondurena SA	80
Jamaica	
Carreras Group Ltd. △	50
Mexico	
British American Tobacco Mexico S.A. de C.V.	100
Panama	
British American Tobacco Central America S.A.	78
Tabacalera Istmena SA	100
Suriname	
KanKawa NV	100
Trinidad & Tobago	
The West Indian Tobacco Co. Ltd.	50
Venezuela	
CA Cigarrera Bigott Sucs	100

Africa and Middle East

	% equity shares held
Cameroon	
British American Tobacco Cameroun SA	99
Congo	
Tabacongo SARL	100
Egypt	
British American Tobacco Egypt LLC	100
Ghana	
British American Tobacco Ghana Ltd.	55
Kenya	
British American Tobacco Kenya Ltd.	60
La Reunion	
B.A.T La Reunion SAS	100
Malawi	
B.A.T (Malawi) Ltd.	75
Mauritius	
British-American Tobacco (Mauritius) p.l.c. (incorporated in the United Kingdom)	100
Mozambique	
Sociedade Agricola de Tabacos Lda	95
Nigeria	
British American Tobacco (Nigeria) Ltd.	100
South Africa	
British American Tobacco Holdings South Africa (Pty) Ltd.	100
Turkey	
British American Tobacco Sigara ve Turunculuk Sanayi ve Ticaret A.S.	87
Uganda	
British American Tobacco Uganda Ltd.	90
Uzbekistan	
UZBAT AO	96
Zambia	
British American Tobacco (Zambia) plc	66 (50)
Zimbabwe	
British American Tobacco Zimbabwe (Holdings) Ltd.	57
Export Leaf Tobacco Co. of Africa (Pvt) Ltd.	100
Tobacco Processors Zimbabwe (Pvt) Ltd.	70

Subsidiary undertakings held directly by British American Tobacco p.l.c. are indicated thus *; all others are held by sub-holding companies and the Group's interest is shown in brackets where this differs. Unless otherwise stated, the country of incorporation and operation is that under which the company is listed. Subsidiary undertakings are involved in activities related to the manufacture, distribution and sale of tobacco products.

All companies' shares are ordinary shares or common stock except for those indicated thus †, which include preference shares.

△ These companies have a financial year end different from 31 December, being 30 November for the two Belgian companies and 31 March for Carreras Group Ltd.

A complete list of subsidiary and associated undertakings will be attached to the next British American Tobacco p.l.c. Annual Return to the Registrar of Companies.

The Company has taken advantage of the exemption under Section 231(5) of the Companies Act 1985 by providing information only in relation to subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affected the financial statements.

Associates and joint ventures
Principal investments

Associated undertakings

		Latest published information	Total issued capital £m	% shares held
Europe				
Denmark				
Skandinavisk Tobakskompagni AS	Class I Ordinary	30.06.02	1	
tobacco	Class II Ordinary		31	26
Asia-Pacific				
India				
ITC Ltd.	△ Ordinary	31.12.02	35	32
tobacco				
paper and packaging				
hotels				
VST Industries Ltd.	△ Ordinary	31.12.02	3	32
tobacco				

Joint ventures

		Latest published information	Total issued capital £m	% shares held
Europe				
Great Britain				
British American Racing (Holdings) Ltd.	Class A shares	30.11.01	11	100
Formula One Grand Prix racing car team	Class B shares		3	
	Class C shares		8	
Ciberion Ltd.	Class A shares }	31.12.02	0.2	50
software development consultancy services	Class B shares }			

△ Listed overseas.

Associates and joint ventures continued

Results for the year ended 31 December

Profit and loss account

	Total 2002 £m	Group's share 2002 £m	Total 2001 £m	Group's share 2001 £m
Turnover				
Turnover including duty, excise and other taxes *page 26*	4,662	1,352	4,220	1,228
Duty, excise and other taxes	(1,991)	(573)	(1,931)	(560)
Turnover excluding duty, excise and other taxes	2,671	779	2,289	668
Profit				
Operating profit *page 26*	430	123	415	121
Interest payable less receivable *page 26*	(14)	(6)	(3)	(2)
Profit before taxation	416	117	412	119
Taxation	(149)	(45)	(140)	(44)
Profit after taxation	267	72	272	75
Attributable to minority shareholders		(1)		
Attributable to British American Tobacco's shareholders		71		75
Dividends				
– listed investments		(15)		(13)
– unlisted investments		(25)		(23)
Retentions		31		39

The operating profit above includes losses of £18 million 2001 £15 million in respect of the joint ventures.

Statement of total recognised gains and losses

	2002 £m	2001 £m
Attributable profit	71	75
Differences on exchange	(9)	(3)
Total recognised gains related to the year	62	72

Balance sheet – British American Tobacco p.l.c.

31 December

	Notes	2002 £m	2001 £m
Assets			
Fixed assets			
Investments in Group companies	29	404	404
Other investments	30	183	134
		587	538
Current assets			
Debtors	31	1,935	1,113
Cash		3	6
		1,938	1,119
Total assets		2,525	1,657
Liabilities			
Capital and reserves			
Share capital		576	575
Share premium account		27	10
Capital redemption reserve		30	30
Other reserves		64	46
Profit and loss account		1,168	389
Shareholders' funds	32	1,865	1,050
– equity		1,770	973
– non-equity		95	77
Other liabilities			
Creditors	33	660	607
Total funds employed		2,525	1,657

On behalf of the Board
Martin Broughton
Chairman
25 February 2003

Notes are shown on pages 66 to 68.

29 Investments in Group companies

The Company's directly owned subsidiaries are British American Tobacco (1998) Limited, B.A.T. International Finance p.l.c., B.A.T Capital Corporation, BATMark Limited, British American Ventures Limited and British American Tobacco QUEST Limited.

The Directors are of the opinion that the individual investments in the subsidiary undertakings have a value not less than the amount at which they are shown in the balance sheet.

30 Other investments

Other investments are listed equity investments being shares in the Company owned by the British American Tobacco Employee Share Ownership Trust. The market value of these shares at 31 December 2002 was £227 million 2001 £178 million.

31 Debtors

	2002 £m	2001 £m
Amounts due from Group undertakings	1,934	1,112
Prepayments and accrued income	1	1
	1,935	1,113

All the above amounts are due within one year.

32 Shareholders' funds

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Total £m
1 January 2002	575	10	30	46	389	1,050
Increase in share capital	1	5				6
Transfer from profit and loss account					1,607	1,607
Dividends and other appropriations						
– ordinary shares					(755)	(755)
– convertible redeemable preference shares					(42)	(42)
– amortisation of discount on preference shares					(18)	(18)
Other movements		12		18	(13)	17
31 December 2002	576	27	30	64	1,168	1,865

	2002 £m	2001 £m
Shareholders' funds comprise:		
Equity	1,770	973
Non-equity *below*	95	77
	1,865	1,050
Non-equity interests comprise:		
Convertible redeemable preference shares	31	31
Amortisation of the discount arising on the issue of these shares	64	46
	95	77

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company has not been presented in these financial statements. The profit for the year ended 31 December 2002 was £1,607 million 2001 £421 million.

32 Shareholders' funds continued

Share capital	Ordinary shares of 25p each No. of shares	Convertible redeemable preference shares of 25p each No. of shares	£m
Authorised			
1 January 2002 and 31 December 2002	2,858,265,349	241,734,651	775.00
Allotted, called up and fully paid			
1 January 2002	2,179,379,562	120,867,326	575.06
Changes during the year – Share option schemes	2,259,376		0.57
31 December 2002	2,181,638,938	120,867,326	575.63

Share premium

The increase of £17 million relates solely to ordinary shares issued under the Company's share option schemes. These schemes are described in the remuneration report on pages 6 to 18.

Convertible redeemable preference shares

On 7 June 1999 the Company issued 604,336,627 ordinary shares of 25p each and 241,734,651 convertible redeemable preference shares of 25p each in consideration for the acquisition of the entire issued share capital of Rothmans International B.V.

During 2000, in accordance with the terms of the convertible redeemable preference shares, the holders of such shares gave notice of the redemption of 50 per cent of the preference shares, at a price of 575p per share. An amount of £695 million was paid on 7 June 2000 to redeem the preference shares. On the fifth anniversary of the date of issue of the convertible redeemable preference shares, the Company will be required to redeem all such shares not previously redeemed or converted into ordinary shares. The redemption price will be 675p per share.

Each convertible redeemable preference share will automatically convert into an ordinary share on a one for one basis on any disposal of such a share to a third party not under the control of the shareholders. The holders of convertible redeemable preference shares may at any time require the Company to convert such shares into ordinary shares on a one for one basis, provided that such conversion will not result in such holders having an aggregate holding of more than 25 per cent of the entire issued ordinary share capital of the Company.

The shares will rank uniformly with ordinary shares for distribution of profits. On a return of capital on a winding-up, the assets will be applied in priority to a payment to the holders of any other class of shares in paying the holders of convertible redeemable preference shares the sum of 675p per share.

Holders of convertible redeemable preference shares will only be entitled to vote at general meetings on a resolution for the winding-up of the Company; or on any resolution varying, modifying, or abrogating any of the rights or provisions attaching to their shares.

The amortisation of discount on convertible redeemable preference shares reflects the difference between the share price at 7 June 1999 and the redemption price in 2004, which is being amortised over the period to the redemption date.

Balance sheet and other financial information

33 Creditors

	2002 £m	2001 £m
Dividends payable	555	505
Amounts due to Group undertakings	103	100
Sundry creditors	2	2
	660	607

All the above amounts are due within one year.

34 Audit fees

	2002	2001
Auditors' fees	£30,000	£30,000
Fees paid to PricewaterhouseCoopers for advisory and accountancy services – UK	£nil	£nil

35 Contingent liabilities and financial commitments

British American Tobacco p.l.c. has guaranteed borrowings by subsidiary undertakings of £4,777 million 2001 £5,441 million and total borrowing facilities of £11,891 million 2001 £12,899 million.

Contact information

Registered office
Globe House
4 Temple Place
London WC2R 2PG

Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555

Incorporated in England
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Alan Porter

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Neil Withington

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B A T Industries

~~British American Tobacco~~

Annual Review



2002

ARS
12-31-02

Annual Review and Summary Financial Statement


BRITISH AMERICAN
TOBACCO

This Annual Review is about more than 2002. The performance and achievements it describes are providing the platform for us to build on. Our goal is sustainable growth and the result should be further shareholder value.

This Annual Review and Summary Financial Statement does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company or of the Group. For further information, the full annual accounts, the independent auditors' report on those accounts, the Directors' report and the remuneration report should be consulted (see page 24).

Financial highlights


–3%
£2,681M


+2%
£2,113M


+8%
66.54P


+10%
35.2P



Chairman's statement



Martin Broughton looks ahead...






British American Tobacco's adjusted earnings per share grew by 8 per cent to 66.54p in 2002, as a result of lower net interest, a much improved tax position and lower minority charges. The increase was achieved despite a 3 per cent decline in operating profit to £2,681 million, before goodwill amortisation and exceptionals, largely caused by the impact of weak currencies on the translation of profits into sterling and the planned decline in duty-free sales. At constant rates of exchange, operating profit would have been some 3 per cent up.

Given the underlying strength of the business and the Group's proven ability to generate cash, the Directors have proposed a Final Dividend of 24.5p, payable on 22 April 2003, making an increase for the year as a whole of 10 per cent. In addition, the Group is initiating an on-market share buy-back programme under its existing authority from shareholders. The programme will be earnings enhancing and will not preclude us from taking advantage of the continuing consolidation in the tobacco industry, should the opportunity arise. R&R Holdings, representing 27.70 per cent of the ordinary shares, have indicated that they do not intend to participate in the buy-back.

The single most encouraging aspect of the results for the year is the impressive growth in the Group's global drive brands. Dunhill, Kent, Lucky Strike and Pall Mall grew by 8 per cent between them. The star performer was Dunhill, as sales of the brand exceeded 30 billion cigarettes for the first time. Although Lucky Strike declined in 2002, as a result of the planned reduction in duty-free sales, the brand should return to growth in 2003, while Dunhill, Kent and Pall Mall should maintain their progress.

We also continue to pursue the other elements in our global strategy for creating shareholder value, as detailed in last year's Annual Review.

We remain committed to our vision of achieving leadership of the global tobacco industry, not as an end in itself but because we believe we can create considerable shareholder value.

There have been a number of important developments in our progress towards qualitative leadership of the tobacco industry during the year. British American Tobacco became the first tobacco company to publish a Social Report, not just at the Company level but also in a further 12 markets around the world. We have made a long term commitment to social reporting with an approach based on independently verified stakeholder dialogue, as well


Sustainable growth

WE REMAIN COMMITTED TO OUR VISION OF ACHIEVING LEADERSHIP OF THE GLOBAL TOBACCO INDUSTRY, NOT AS AN END IN ITSELF BUT BECAUSE WE BELIEVE WE CAN CREATE CONSIDERABLE SHAREHOLDER VALUE.

as on the 2002 version of the United Nations' Global Reporting Initiative guidelines. We expect that over 20 markets will be reporting in 2003 and over 30 in 2004.

In the next Social Report, which will be published around the end of June, we should be able to assure stakeholders that our operating companies are complying with the provisions of the International Marketing Standards, launched jointly with our leading competitors in September 2001.

While some of our critics are almost obliged to be sceptical about our motives in embarking on independently verified stakeholder dialogue and social reporting, the overall reaction has been more constructive.

As an objective measure of progress, we became the first tobacco group to be selected as a component of the Dow Jones Sustainability Index, scoring well above the industry average in terms of customer relationship management, investor relations, environmental programmes, external stakeholder relationship management and public reporting. Our commitment to openness and transparency was recognised by the Webranking survey in the Financial Times, where www.bat.com was rated the best corporate website in the UK. In 2002, our site received about a million visits.

One of the most important hallmarks of a sustainable business is achieving a regulatory environment in which we can compete and prosper. This remains a considerable challenge, especially when public health bodies such as the World Health Organisation (WHO) are determined to exclude us from the policy making process, in marked contrast to the alcohol industry which is still seen as entitled to be 'part of the solution'. Even on the WHO's own figures, as a result of population trends, there will be more adult smokers in the world in 10 years time than there are today, so any pragmatic commitment to reducing the impact of tobacco consumption on public health really should include groups like ours. In particular, we need to be able to cooperate with governments and regulators in order to develop and market potentially reduced exposure products.

The threat to our business and, indeed, to society as a whole from contraband and counterfeit remains serious and is likely

We are committed to long term sustainable growth


GLOBAL STRATEGY FOR CREATING SHAREHOLDER VALUE
VISION
Achieve leadership of global tobacco industry
BUSINESS FOCUS
Where to win
STRATEGIC IMPERATIVES
How to win
GUIDING PRINCIPLES
The way to win



to get worse under the WHO's proposals. It can only be tackled by working in partnership with governments and we are therefore playing a major role in The Global Business Leaders Alliance Against Counterfeiting, a group whose aim is to increase political awareness of the risks and impact of counterfeit.

Tobacco control advocates are making much of the need to ban the use of 'lights' descriptors on the grounds that consumers may be misled by them. It is more sensible to maintain descriptors and persevere with the lower tar approach, an initiative that we believe has, over decades, been successful in substantially reducing average tar levels. Even the European Union believes this is in the interests of smokers, but prefers mandatory tar ceilings, rather than keeping descriptors which help consumers who choose light cigarettes because of taste, to identify their preferred brand.

Looking back at 2002, it gives me great pleasure to note the smooth transition we have made to the new leadership of Paul Adams and Paul Rayner. They have already made a significant contribution to improving the underlying strength of our business and our ability to compete. The Board takes corporate governance very seriously and welcomes the broad thrust of the recent Higgs proposals.

In terms of management strength in general, we have also continued to attract, retain and develop our world class pool of talent. Our 'People Drivers': Talent, Leadership, Learning and Culture, are providing us with a simple framework for achieving high performance.

2002 has been a year of real progress, although our volumes have been lower than in 2001 because of the planned action taken to restrict the supply of duty-free products. The result is a more sustainable and higher quality business.

In addition to the growth in our global drive brands mentioned earlier, the key achievements have been the strength in Europe and the stabilisation of our market share in the US. We have also made real progress with the new investments in South Korea, Nigeria and Turkey, while our discussions in China continue, albeit more slowly than we would like.

It is pleasing that our own sense of achievement has been echoed by Total Shareholder Returns where, for the second year running, we have been in the upper quartile of the FTSE 100 over three years. Indeed, in the period ending December 2002, the Group ranked second in the FTSE 100 and third out of our peer group of international FMCG companies.

We have shown great resilience in 2002, as demonstrated by the 10 per cent increase in the dividend payout and the share buy-back programme. Turning to 2003, the Board is confident that British American Tobacco will continue to improve its competitive position, despite the poor outlook for the world economy at present, as well as increasingly challenging trading conditions. Although the weakness of the US dollar against sterling may affect our published results, the Group's global strategy should succeed in creating further shareholder value.

Martin Broughton
Chairman

REWARDING

In September 2002, as part of our centenary year, we launched the inaugural Golden Leaf Awards. This annual programme was introduced to recognise the outstanding achievements of our markets or teams across the world. In celebrating these examples of excellence, we are also encouraging the sharing of the very best practice within the Group.

From the many great success stories nominated, three winners emerged. One award went to a team of markets in South Asia – Bangladesh, Sri Lanka and Pakistan. Their collaborative efforts both transformed their working culture and led to improvements in the excise regime, to the mutual benefit of governments and the industry. Another went to the teams responsible for the roll-out of the social reporting process in 13 countries across the Group and in doing so, helped to embed Corporate Social Responsibility into the way our companies work, underpinning key decisions in the business.

Below, we highlight the success of the other winner, British American Tobacco Korea. The Company was recognised for its singular transformation and exceptional performance since the merger with Rothmans in 1999.

South Korea

The South Korean cigarette market is the eighth largest in the world with volumes of approximately 100 billion per year. Prior to the merger, the market share of our two companies combined was less than 1 per cent. Today, the merged companies have achieved over a 10 per cent market share largely due to the success of the Dunhill brand, with overall volumes increasing from around 300 million cigarettes in 2000 to over 10 billion cigarettes in 2002.

The key to their outstanding achievement was the successful merger with Rothmans which brought together the right brand for the market, a well developed consumer focus and an excellent distribution system.

Our ambitious plan gained further momentum recently with the arrival of first production from our new factory which has an initial capacity of 11 billion cigarettes.

Locally produced Dunhill is now available to consumers and we anticipate more growth as a result. Winning one of the first ever Golden Leaf Awards is a fitting tribute to a company which has reconstructed itself entirely within two years to become the leading foreign player in the South Korean tobacco industry. Our major investment in South Korea signals our desire to grow a major sustainable business of the highest quality.

EXCELLENCE



2002 was another year of progress for the Group, with a particular highlight, the 8 per cent volume growth in our global drive brands. Operating profit before goodwill amortisation and exceptionals, at constant exchange rates, was up by 3 per cent to £2,850 million, although it was 3 per cent down at current exchange rates. Our adjusted diluted earnings per share achieved the high single figure growth that we anticipated a year ago, 8 per cent higher and our dividend increased by 10 per cent.

On these two pages we offer a summary of the Group's key achievements.

> We continue our focus on the growing international and premium priced segments of the market and are pleased to record that our global drive brands produced an overall volume increase of 8 per cent in 2002.

> We are laying the foundations for achieving our goal of organic growth – a process driven by considered risk-taking, with investments in markets such as South Korea, Nigeria and Turkey, leading to new manufacturing capacity.

Paul Adams, Managing Director


LEADERSHIP
POSITION
GROWTH
PRODUCTIVITY
RESPONSIBILITY

BY CONCENTRATING ON STRATEGIES FOR GROWTH, PRODUCTIVITY AND RESPONSIBILITY, WE ARE CONFIDENT OF ACHIEVING LEADERSHIP OF THE TOBACCO INDUSTRY AND DELIVERING OUR PRIMARY OBJECTIVE, INCREASED TOTAL SHAREHOLDER RETURNS.

> This strategy is already reaping rewards in Eastern Europe, with exceptional volume growth and important contributions to profits, where some 10 years ago we had no production facilities.

> As an increasing number of state monopolies move towards privatisation, we are pursuing a number of interesting possibilities.

> In the profitable but highly contested US market our strategy helped stabilise our market share, while those of our two major competitors declined.

> Productivity is being enhanced across our business activities, as we seek to improve the effectiveness and efficiency of our supply chain. Average Group margins rose, despite the negative impact of exchange rates in 2002. We plan to drive significant further costs from the business.

> We published our first Social Report, the first tobacco company ever to do so. We have adopted social reporting to help us to embed the principles of Corporate Social Responsibility (CSR) within the Group and to continue improving our management decision-making through sensitivity to changing expectations in society.



Paul Rayner, Finance Director


Growth with productivity

WE WANT TO INCREASE OUR PRESENCE IN COUNTRIES WHERE OUR MARKET SHARE IS LOW, MARGINS ARE RELATIVELY HIGH AND THE BRANDS ARE STRONG.

We have a stable framework for considered and intelligent risk-taking

GLOBAL DRIVE BRANDS GROWTH (BILLIONS)


88.8
97.9
105.7
00
01
02

GROWTH

We continue to pursue greater global market share through organic growth, which covers both our existing markets and new market entries and through acquisitions.

We have been consistently applying this straightforward approach for many years now. In doing so, we have created a stable framework that enables us to keep following the 'Enterprising Spirit' upon which the Group was founded, namely the considered and intelligent taking of risk to grow the business in a sustainable way.

In terms of acquisitions, our primary consideration is that they should be strategically important and financially attractive. We have been open about our pursuit of acquisitions. We want to increase our presence in countries where our market share is low, margins are relatively high and the brands are strong.

The pace of privatisation of state tobacco companies continues to open up opportunities and we are pursuing a number of interesting possibilities.

Our four global drive brands achieved an excellent overall growth rate of 8 per cent during 2002

OUR BRANDS

Our brand strategy differentiates us from our competitors and underpins our approach to product development. We continue to build a focused, segmented and differentiated brand portfolio and allocate resources to a full range of brands deployed in the key industry areas that offer the most robust source of volume and profit growth. These are the international, premium, lights, and Adult Smokers Under the age of 30 (ASU30) segments.



DUNHILL

International duty-free pack



Bart Alkemade,
Head of Dunhill Brand Group
"I'm proud to be part of the team that has made Dunhill the Group's leading international brand. This is only the start."

DUNHILL VOLUMES UP 22%

Overall Group volume was 4 per cent lower in 2002. Yet our concentrated efforts behind the four global drive brands is reaping rewards as they grew 8 per cent between them over the year and 19 per cent over the last two years. The four brands now account for 14 per cent of Group total volumes.

Dunhill

Dunhill achieved a record volume of over 30 billion for 2002, representing outstanding growth of 22 per cent over 2001.

Much of the growth can be attributed to the success of the brand in South Korea, where volumes more than doubled. Elsewhere, underlying growth continues, with strong performances in a number of key markets including Malaysia and Australia.

Redesigned packaging has been successfully utilised to modernise the brand image in a number of key markets, including South Africa, where it led to a reversal of the declining volume trend in the market.


LUCKIES
AMERICAN BLEND
LUCKY STRIKE
FILTERS
DIE EG-GESUNDHEITSMINISTER:
RAUCHEN GEFÄHRDET
DIE GESUNDHEIT

German pack

Lucky Strike
Volumes were down as a result of our planned reduction in duty-free sales. A strong performance in key strategic markets like Germany and Spain led to a recovery in the second half of 2002, with further improvements anticipated during this year.

Kent
Kent achieved another record year – up 5 per cent – driven by strong volume growth in Russia and Romania, a market where Kent consolidated its position as the leading brand in the premium segment. Exports to Iran added significantly to the total result and the brand was also supported by solid growth in its biggest market, Japan.

The highlight of 2002 was the continuing progress of Kent in Russia. After a re-positioning campaign, Kent's new brand proposition has produced tremendous results. Kent is now the fastest growing 'lights' brand, in Moscow and the 30 biggest cities in Russia.

The seeding strategy used successfully in Russia has also been employed elsewhere, notably in Brazil, Mexico, Hungary and Turkey, bringing the total number of Kent markets to over 50.

Pall Mall
During 2002, Pall Mall emphasised its position as our leading global mid price brand with volume growth of 16 per cent, with notable successes in many countries including the US, Russia, Germany and Romania.

Kent continued its market expansion and achieved another record year




USA BLEND
KENT
PREMIUM LIGHTS
— 8 —
ЛЕГКИЙ ВКУС
CHARCOAL FILTER

Russian pack

Arun Chogle,
Head of Kent Brand Group
"With new Kent we have demonstrated our ability to build a successful premium share in the face of strong competition."

In the US, Pall Mall surpassed expectations, following one of the most successful brand launches for a decade in 2001. The brand continues to increase its market share by building higher distribution, awareness and trial through a combination of both consumer and trade promotions.

Pall Mall's redesigned packaging and wide range of product variants have made it an increasingly popular choice internationally. In August, the brand was launched in Argentina, where the first indications of brand performance are promising.

The Pall Mall story is one of consistent growth with global volumes doubling over the last five years


PALL MALL
LIGHTS
FAMOUS AMERICAN CIGARETTES
IN HOC SIGNO VINCES
"WHEREVER PARTICULAR PEOPLE CONGREGATE"
KING SIZE BOX
PALL MALL

US pack

US

Trading in the US is being reshaped by higher state excise taxes, and an escalation in price discounting and the use of promotional product. In this highly competitive and fast changing environment, Brown & Williamson (B&W) stabilised its market share and positioned the company for sustainable growth through key strategic brands like Kool and Pall Mall.

One of the keys to B&W's performance has been the pursuit of a 'right price' strategy, which in the case of Pall Mall and other brands like Misty is achieved through a pioneering use of everyday low prices (EDLP).

We began the practice of reducing factory list prices of some major value brands in 2000 to increase productivity and reduce the enormous administrative burden of price discounting on a store-by-store basis, which is so prevalent in the US market.

So successful has the approach been that the market leader has recently adopted a similar programme.

EASTERN EUROPE

Around 10 years ago, Eastern Europe, where we had no production facilities, was undergoing political upheaval and facing considerable economic uncertainty. Alongside the risks, we also saw the opportunities and today, our investments in Russia, Poland, Hungary, Romania and Ukraine account for combined volume of around 105 billion (over 13 per cent of Group total) and are contributing rapid profit growth.

One enterprising example of how we continue our expansion in these markets is seen in Hungary. In this market we felt that our business could be strengthened by moving to a direct store delivery system, which offers retailers, and through them consumers, improved service.

This bold, strategic move has already re-defined our route to market and is giving us a distinct competitive advantage that is enabling us to grow our key brands in Hungary, where we have gained 4 market share percentage points over the last year.

NEW INVESTMENTS

We are optimistic that our latest 'round' of new manufacturing investments in South Korea, Nigeria and Turkey, will follow the experience of Eastern Europe and prove a good source of future growth and profits over time. Considerable progress has already been made.

For some, a market like Nigeria is far from an ideal environment for investment. Yet in 2001 we agreed a US$150 million commitment for the building of a new, state-of-the-art factory. In the space of two years our operation has grown from 20 employees to over 1,000.



Susan Ivey,
President and CEO,
Brown & Williamson
"I am confident that we have the right strategy, people and brands such as Kool and Pall Mall to continue the turnaround in the US that we started last year."

The import duty concessions afforded us while the factory was built, alongside excellent brand marketing, trade marketing and distribution, has seen a phenomenal growth in volume and share in the Nigerian market. In 12 months our share has soared to around 75 per cent.

As a result of our growth, the structure of the tobacco sector has changed in terms of legitimising the market and greatly enhancing Government revenue.

First production from the new factory was achieved in January 2003. We anticipated it being fully operational by the year end, when the import duty concessions expire.

In a period of economic uncertainty that has seen many companies disinvesting in Turkey, we have committed up to US$200 million and created 500 new jobs, together with our local partners. Within nine months of the factory construction starting, we had produced the first test pack of cigarettes. We are beginning to develop a key strategic position in the world's seventh largest market.

PRODUCTIVITY

Alongside revenue growth the other major component of profit growth is cost control. In fact, we prefer to think of it as productivity because it encompasses an approach which goes beyond simply cutting money out of budgets. It involves the smart use of resources that enables additional money to be generated for reinvestment that strengthens our competitive position and performance.

Recent trends are positive. Over the last two years, product costs per mille have reduced and, we have achieved an improvement of close to 13 per cent in terms of the cigarettes produced per man hour. Pleasing as these figures are, we are committed to finding further significant improvements.



Geoff Wells,
Supply Chain Integration Manager
"Achieving a step change in the effectiveness and efficiency of our supply chain is one of the Group's key priorities."

PRODUCTIVITY – CIGARETTES PER MAN HOUR
(indexed at year 2000)


100.0
107.0
112.7
00
01
02

Supply chain

Our strategy is to unlock the trapped value throughout the entire supply chain by managing it on an integrated basis, with an increased use of e-business as well as common systems and processes. This will:

> improve product availability and customer service to drive revenue growth

> reduce inventories to release cash

> reduce supply chain costs to improve earnings.

Overheads

We aim to reduce overheads and indirect costs to achieve real savings of £200 million per annum by the end of the next five years. To deliver these savings we recognise the need to improve further the way we currently operate but we do not want to jeopardise our business effectiveness with cuts made just for short term effect. The target has deliberately been set over a five year period to ensure that we design and execute sustainable programmes.

We plan to drive significant further costs from the business


economic
social
Corporate responsibility

WE BELIEVE COMPANIES CAN SUCCESSFULLY BALANCE THE ECONOMIC WITH THE SOCIAL AND ENVIRONMENTAL DIMENSIONS OF THEIR PERFORMANCE.

RESPONSIBILITY

We believe companies can successfully balance the economic with the social and environmental dimensions of their performance.

Traditionally, the only widely accepted measures of business success were financial. In today's business environment, while the creation of shareholder value will always remain the core objective for us, attitudes to evaluating a company's performance are broadening and we are responding.

Our products pose risks to health and raise important questions about how to define responsible product stewardship. In our previous Annual Review we said "we aspire to be the first to launch successfully a new generation of tobacco products with critical mass appeal that will, over time, be recognised by scientific and regulatory authorities as posing substantially reduced risks to health." We do not underestimate the challenges we face. However, we continue to make progress towards our goal and remain hopeful of achieving a positive outcome that can be supported by most of our stakeholders.

Social reporting

For us, social reporting is primarily about embedding the principles of Corporate Social Responsibility (CSR) across our business and continuing to improve our management decision-making in line with society's changing expectations.

In this respect, 2002 was a landmark year, as the Company and 12 operating companies published Social Reports for the first time. The social reporting process enables companies to listen and respond to the reasonable demands of stakeholders and allows them to demonstrate progress in their performance against accepted standards of CSR.

Our next Report will detail our progress against the actions we committed to last year and present a new statement of Business Principles – a framework for corporate behaviour against which our actions can be more readily evaluated. The Report will also include a comprehensive update on our Environment, Health & Safety performance.

We have based our model for social reporting on the same robust approach that we follow for financial accounting. We place stakeholder dialogue at the core of the process, seek rigorous external verification worldwide and have established a CSR governance structure at all levels of the Group.

We know this doesn't mean that we get everything right and we continue to learn valuable lessons at every stage of the process. However, we are encouraged by the constructive and supportive feedback that makes up the large majority of comments from stakeholders. It is true that some people continue to distrust our motives but this will not deflect us from our aim of meeting our commercial objectives in a manner consistent with reasonable expectations of a responsible tobacco company in the 21st century.

Paul Adams
Managing Director

Paul Rayner
Finance Director

America-Pacific
Asia-Pacific
Latin America
Europe
Africa and Middle East





14%
25%
19%
30%
12%

CIGARETTE VOLUMES



35%
16%
12%
27%
10%

NET REVENUE



38%
17%
15%
20%
10%

OPERATING PROFIT

British American Tobacco had shipments of 777 billion cigarettes in 2002 representing a market share of 14.6 per cent. The Group has a robust position in all regions which, with the broad based portfolio of international, regional and local brands, provides the platform for achieving global leadership of the tobacco business. Growth in profit is achieved by a continued focus on increasing share in the key growth consumer segments of international and premium priced brands.

Group operating profit, excluding goodwill amortisation and exceptional items set out at the end of this review, was down 3 per cent at £2,681 million. Profit was particularly affected by the weakening of a number of currencies against sterling, especially the US dollar, the South African rand and the Canadian dollar. Excluding the adverse exchange impact of £169 million, profit would have grown by 3 per cent at comparable rates of exchange. There was a strong profit performance from Europe and good performances from America-Pacific and Latin America in the circumstances.

The decrease in the Group's net revenue of 5 per cent was only 1 per cent at constant rates of exchange, despite the lower volumes.

Group volumes at 777 billion were down nearly 4 per cent from 807 billion. The decline is marginally more than anticipated in December 2001, when the Group announced that the planned reduction in duty-free sales and deteriorating economic conditions would impact volumes.

The four global drive brands, Dunhill, Kent, Lucky Strike and Pall Mall, achieved an excellent overall growth rate of 8 per cent, driven by the outstanding performance of Dunhill and the very strong growth of Pall Mall.

America-Pacific

Profit from the region at £1,018 million was in line with last year, reflecting the net effect of good performances from all the markets in the region, offset by the adverse exchange rate movement when translating the currencies to sterling. The US and Japan increased market share, while a significant market share rise in South Korea led to volume increases which at a regional level more than offset the lower volumes in Canada. Regional volumes increased 1 per cent to 107 billion.

The profit for Imperial Tobacco Canada rose to £437 million, an increase of 7 per cent in local currency. This was achieved through higher gross margins and operating efficiencies, partly offset by lower shipments which were the result of several swingeing provincial and federal government tax increases. These tax increases, resulting in higher cigarette prices, led to a more than doubling of the market share of discount cigarette brands made by small manufacturers. The two key brands, du Maurier and Player's gained share in the premium segment, a segment which, however, lost share as a result of discount brands and contraband.

Brown & Williamson's contribution from its US cigarette business was £353 million. In the very difficult market conditions prevailing, this was a good performance representing a decrease of 2 per cent in US dollars, while industry profit was substantially down. Although volumes were lower, shipment share improved and ended the year at 11.2 per cent versus 10.9 per cent last year. This was an impressive performance given the increased discounting and free goods promotions by the major companies, higher state excise taxes and the fast growth of the deep-discount category, primarily from the small manufacturers who did not sign up to the MSA and so receive preferential treatment. The results were achieved through effective and efficient pricing and promotional programmes, as well as cost savings. Kool, Pall Mall and Misty showed positive share growth, offset by a decrease in GPC and small declines in the other brands.

In Japan, both Kent and Kool increased volumes despite total industry volume decline, and contributed to the continued growth in market share. Profit increased mainly due to slightly better volumes and favourable foreign exchange hedging.

By any measure, South Korea is a great success story, as Dunhill Lights continued its excellent performance by more than doubling volumes and market share. The Group market share, at the year end, increased from 4.7 per cent to 10.7 per cent, leading to a significant increase in profit.

Asia-Pacific

Asia-Pacific was destined, along with Africa and Middle East, to suffer heavily from the planned reduction in duty-free sales. Not surprisingly therefore profit of £463 million was £46 million below last year, mainly as a result of markedly lower duty-free volumes. The businesses in Australia, Malaysia and the growth markets of Indochina performed well, although results were well down in Singapore following aggressive competitive pricing. Regional volumes at 192 billion were down 6 per cent from last year as higher Indochina and Bangladesh volumes were more than offset by reduced duty-free volumes and pricing-led volume decreases in Pakistan, Indonesia and our associated companies in India.

Australia delivered strong profit growth through higher margins, reduced overheads and the full year impact of savings in the supply chain. Volumes were slightly ahead of last year, as Winfield, Dunhill and Benson & Hedges continued to grow, despite ongoing discounting in the low price segment. Total market volume declined significantly less than expected as a result of government efforts to curtail contraband. Profit in New Zealand was in line with last year with a small increase in volumes.

The strong performance of Dunhill in Malaysia, which increased market share and volume, together with the benefit from an excise-driven price increase in late 2001, led to higher profits and an increased overall market share and volumes.

Cambodia achieved significant profit growth, while both Vietnam and Cambodia achieved strong volume growth through the continued good performance by State Express 555 in both markets, Craven 'A' in Vietnam and local brands in Cambodia. In Indonesia, government-mandated price increases delivered increased margins and profit over last year, but led to lower volumes as they hampered efforts to compete effectively in the low price segment.

In Singapore, industry profit has been significantly eroded as a result of aggressive competitive pricing, but the Group's volumes recovered to prior year levels. Profit in Taiwan is in line with last year despite lower volumes.

Regional data

	Cigarette volumes		Net revenue		Operating profit	
	2002 bns	2001 bns	**2002** £m	2001 £m	**2002** £m	2001 £m
America-Pacific	**107**	106	**4,026**	4,128	**1,018**	1,019
Asia-Pacific	**192**	204	**1,792**	1,911	**463**	509
Latin America	**153**	163	**1,410**	1,619	**393**	428
Europe	**233**	230	**3,064**	3,189	**547**	505
Africa and Middle East	**92**	104	**1,087**	1,192	**260**	310
Operating profit, before goodwill amortisation and exceptional items	**777**	807	**11,379**	12,039	**2,681**	2,771
Net revenue and operating profit, before goodwill amortisation and exceptional items, restated at comparable rates of exchange			**11,920**	12,039	**2,850**	2,771

Our businesses in South Asia performed well. In Pakistan, a general price increase resulted in much higher profits at the expense of lower volumes. The continued growth of Benson & Hedges and the strong market position of John Player Gold Leaf in Bangladesh led to overall market share increasing to over 50 per cent, with a significant increase in volumes and higher profit. Volume growth in Sri Lanka, following a reduction in contraband, resulted in higher profits.

The Group's associated companies in India reported increased profit following last year's significant excise-driven price increases, despite the resulting lower volumes and decline in the domestic cigarette market.

Latin America

Our business in this region has performed remarkably well given the exceptionally difficult economic circumstances and political uncertainty in many countries during the year. Profit at £393 million was £35 million lower, reflecting the significant weakening of the major currencies versus sterling and lower volumes. The economic conditions, fierce competition, higher prices and downtrading resulted in volumes down 6 per cent to 153 billion, although there were increases in Venezuela and the Caribbean.

In Brazil operating efficiencies and margin improvements through price increases led to a strong growth of profits in local currency. This was achieved despite a change in product mix with downtrading to low price brands and a decline in volumes. The downtrading resulted in Derby, the market leader, losing some share. The high level of contraband and counterfeit in Brazil remains a concern.

Profit in Mexico increased slightly as higher prices and cost reductions were offset by lower volumes and higher excise rates. In Chile, profit increased as the high market share was maintained with increased sales of Belmont, although total volumes were slightly lower. In Central America, lower volumes and higher government levies, partially offset by lower production costs, resulted in a much lower profit. In the Caribbean, profits grew strongly as volumes increased.

Volumes in Argentina were in line with last year and market share was slightly down. Devaluation of the currency and difficult economic circumstances significantly affected the financial performance, although the business continued to operate profitably, in itself a major achievement. In Venezuela, price increases and cost control enabled us to maintain margins, despite the weakness of the exchange rate, but unfortunately conditions in the country continued to deteriorate.

Europe

Profit for the region was £547 million, up £42 million as a result of solid market performances in Russia, Ukraine, Poland, Hungary, France and Switzerland. This was achieved despite the significant loss of profit from the dissolution of the UK partnership, a price war in Romania and the excise tax increase in Germany. Regional volumes grew slightly to 233 billion, with key brand share gains in both Western Europe and Eastern Europe.

In Germany, the good market share growth of the key brands Lucky Strike, Pall Mall and Gauloises continued and led to higher volumes and market share overall, although profits suffered as a result of lower margins from not fully recovering the excise tax increase. In France, a significant improvement in profit was achieved as a result of the price increase in January, despite a small decline in market share.

Market share growth in Switzerland was achieved through the strong performance of Parisienne, Lucky Strike and Barclay which, combined with a price increase, led to higher profit. Better margins improved profitability in Italy and Belgium, while in the Netherlands, profit was maintained despite a slight decline in volumes. Growth of Peter Stuyvesant, coupled with higher margins and volumes, were behind a strong profit increase in Greece.

In Russia, profit rose significantly after record sales of Kent, Pall Mall and Vogue, with the result that the business achieved leadership in Moscow and further augmented its market share in the top 30 cities. Volumes were 7 per cent ahead of last year.

Market share growth as a result of higher volumes and price increases towards the end of 2001 were the main drivers for improved results in Poland. Profit was significantly higher in Ukraine as margins improved and volumes grew very strongly with the expansion into secondary cities. Prilucky Osoblivy retained its position as the country's number one brand. Tough competitive conditions led to a profit decline in Romania in spite of volumes almost in line with last year and good share growth of Viceroy. In Hungary, trade marketing initiatives to support brands and strong market share growth, fuelled primarily by Pall Mall, led to higher volumes and profit.

In the Smoking Tobacco and Cigars operations, profit was higher with all product groups showing a strong performance, especially fine cut in the Netherlands and cigars in Russia and Japan.

Africa and Middle East

Profit in this region was £50 million lower at £260 million, as a result of the severe devaluation of the South African rand, lower duty-free volumes and costs incurred in setting up the new operation in Turkey. Regional volumes were down by 12 per cent to 92 billion.

In South Africa, profit in local currency increased as a result of higher margins and an improved product mix with Benson & Hedges, Peter Stuyvesant and Dunhill all increasing market shares and overall volumes stable. Although the year end exchange rate against sterling was stronger than at the end of 2001, the average rate for the year was much weaker which reduced profits reported in sterling by £43 million.

In the rest of the Southern Africa area, profit fell with reduced volumes and the difficulties faced by the Zimbabwe leaf operations.

Profit in Nigeria grew strongly from last year, through a combination of price gains and much higher volumes, primarily Benson & Hedges and London, compared to the start up costs incurred last year.

In the Middle East, profit was in line with last year with a good performance in Saudi Arabia and progress in the Caucasus, but overall results were affected by the costs associated with the market entry in Turkey. Strong volume growth, principally exports to Iran, also contributed to profit.

Non-trading items

The above results were achieved before accounting for any goodwill amortisation and exceptional items.

The goodwill amortisation charge of £378 million (2001 £392 million) is in respect of goodwill which principally arose from the Rothmans transaction during 1999 and the Imasco transaction during 2000.

In 2002 there were no exceptional items. The comparative year included integration costs which were the costs incurred in integrating Rothmans into the British American Tobacco Group and the consequential restructuring of the enlarged Group. The cost of £82 million in 2001 was mainly in respect of rationalisation in Europe.

Changes in the Group

On 1 January 2002, the Group changed its regional structure with certain markets, previously included in the Amesca region, now allocated between Asia-Pacific and Europe, causing the former region to be renamed Africa and Middle East. All the relevant comparative information in this report has been restated to account for this reallocation of markets.

Following the restructuring of its Malaysian businesses in 1999, the Group had an operating subsidiary and a 54.7 per cent holding in a separate non-trading company whose assets were primarily short term deposits. In May 2002, the holding in this separate company was sold for book value.

Financial review

OPERATING PROFIT


£2,771m
£2,681m
01
02

INTEREST COVER


7.2x
8.6x
01
02

EFFECTIVE TAX RATE


36.6%
32.8%
01
02

Operating profit, before goodwill and exceptional items, was down 3 per cent at £2,681 million.

Profit was particularly affected by the weakening of a number of currencies, notably the average rates of the US dollar from 1.44 to 1.50, the South African rand from 12.33 to 15.74 and the Canadian dollar from 2.23 to 2.36. Excluding the adverse exchange impact of £169 million, profit would have grown by 3 per cent at comparable rates of exchange.

Details of the Group's operating performance, goodwill amortisation and exceptional items can be found on pages 16 to 19.

Operating profit after goodwill and exceptional items was slightly up at £2,303 million. Below operating profit, a gain of £33 million arose in 2001 on the sale of the Group's pipe tobacco business in South Africa.

Net interest was £75 million lower at £190 million reflecting the benefit from the Group's cash flow, lower interest rates and interest received as a result of a reassessment of net tax payments in the US, partly offset by the financing costs of the acquisition of the minority shares in Australia in May 2001.

The Group assesses its financial capacity by reference to cash flow and interest cover. Interest cover is distorted by goodwill amortisation and exceptional items and so the table above shows the cover, adjusting for these items, on the basis of profit before interest paid over interest paid. As can be seen the interest cover is strong at 8.6x (2001 7.2x).

At 31 December 2002 the ratio of floating to fixed rate financial liabilities was 48:52 (2001 55:45).

Profit before tax rose by 2 per cent to £2,113 million, benefiting from the absence of exceptional charges and lower net interest paid.

The tax rates of 38.7 per cent in 2002 and 42.9 per cent in 2001 are both adversely affected by goodwill amortisation. The underlying tax rates in the table above are as reflected in the adjusted earnings per share calculations, which remove the impact of goodwill and exceptional items. The improvement in the underlying tax rate from 36.6 per cent to 32.8 per cent reflects a change in the mix of profits and the resolution of various outstanding tax issues.

EARNINGS PER SHARE


61.82p
66.54p
01
02

DIVIDEND PER SHARE


32.0p
35.2p
01
02

CASH FLOW

	2002 £m	2001 £m
Net operating cash flow	2,986	3,317
Investment returns/finance costs	(405)	(586)
Taxation	(907)	(858)
Capital expenditure/financial investment	(503)	(455)
	1,171	1,418
Acquisitions less disposals	25	(342)
Equity dividends paid	(707)	(638)
Net cash flow before financing activities	489	438
Net debt	3,379	3,851

Basic earnings per share for 2002 was 50.91p (2001 44.43p).

With the distortions that can occur in profit over the years, as well as the potential dilutive effect of the convertible redeemable preference shares and employee share schemes, earnings per share is best viewed on the basis of adjusted diluted earnings per share. This removes the impact of exceptional items and goodwill amortisation, as well as reflecting the impact of the potential conversion of shares.

On this basis the earnings per share is 66.54p, an 8 per cent increase over 2001 reflecting lower net interest, effective tax rate and minority charges.

With the recommended final dividend of 24.5p, the total dividends per share are 35.2p for 2002, up 10 per cent on the prior year.

Our policy is to pay out as dividends at least 50 per cent of long term sustainable earnings, excluding the impact of goodwill. Dividends per share in 2002 represent 52.9 per cent of adjusted fully diluted earnings per share (2001 51.8 per cent).

Details of the dividends are given on page 32, which also includes the amortisation of discount on the preference shares.

After dividend payments of £815 million and a £70 million positive exchange impact, shareholders' funds rose by £431 million to £5,185 million. The exchange movement was particularly affected by the strength of the year end South African rand rate, which was 13.81 compared to 17.46 for last year.

Net operating cash flow was £331 million lower at £2,986 million, principally reflecting a lower reduction in working capital, following the significant improvement in 2001.

Investment returns and finance costs (which include preference and minorities' dividends, as well as interest) were £181 million better at £405 million, reflecting improved net interest, coupled with one-off payments in 2001 and lower minority dividends. However, these were partly offset by increased tax outflows, due mainly to the timing of payments, as well as higher net outflows for capital expenditure and financial investment.

Acquisitions less disposals resulted in a net inflow of £25 million in 2002, principally due to the sale of a non-trading Malaysian company (page 19). The £342 million outflow in 2001 largely resulted from the buyout of minority shareholdings in Australia.

After equity dividends of £707 million, the net cash inflow was £489 million. With the impact of the short term deposits disposed of on the company sale noted above largely offset by a £91 million positive exchange impact, the Group's net debt fell by £472 million to £3,379 million.

The net debt movement was reflected in total borrowings down by £836 million to £5,314 million and cash and short term investments down by £364 million to £1,935 million.

All contractual borrowing covenants have been met and none of these are expected to inhibit the Group's operations or funding plans.

Summary Group profit and loss account

for the year ended 31 December

	2002 £m	2001 £m
Revenue		
Subsidiary undertakings	23,330	24,466
Share of associates and joint ventures	1,352	1,228
	24,682	25,694
Profit		
Subsidiary undertakings	2,180	2,176
after charging:		
– integration costs		(82)
– goodwill amortisation	(378)	(392)
Share of associates and joint ventures	123	121
Total operating profit	2,303	2,297
Sale of business		33
Profit on ordinary activities before interest	2,303	2,330
Subsidiary undertakings:		
– investment income	143	140
– interest payable	(327)	(403)
Share of associates' and joint ventures' net interest payable less receivable	(6)	(2)
Profit on ordinary activities before taxation	2,113	2,065
Taxation on ordinary activities	(818)	(886)
Profit on ordinary activities after taxation	1,295	1,179
Minority interests	(143)	(169)
Profit for the year	1,152	1,010
Dividends and other appropriations:		
– ordinary shares	(755)	(686)
– convertible redeemable preference shares	(60)	(57)
Retained profit	337	267
Earnings per share:		
basic – unadjusted	50.91p	44.43p
diluted – unadjusted	50.10p	43.97p
– adjusted	66.54p	61.82p

Statement of total recognised gains and losses

for the year ended 31 December

	2002 £m	2001 £m
Profit for the year *above*	1,152	1,010
Differences on exchange	70	(631)
Total recognised gains related to the year *page 23*	1,222	379

Summary Group balance sheet

at 31 December

	2002 £m	2001 £m
Assets		
Fixed assets		
Intangible assets	6,248	6,546
Tangible assets	2,602	2,678
Investments in associates and joint ventures	347	274
Other investments	473	512
	9,670	10,010
Current assets		
Stocks	2,599	2,748
Debtors	2,082	2,173
Current investments	163	331
Short term deposits and cash	1,772	1,968
	6,616	7,220
Total assets	16,286	17,230
Liabilities		
Capital and reserves		
Share capital	576	575
Share premium account	27	10
Merger reserves	3,999	4,231
Capital redemption reserves	30	30
Other reserves	547	529
Profit and loss account	6	(621)
Shareholders' funds (including non-equity interests of £792 million 2001 £774 million)	5,185	4,754
Minority shareholders' equity interest	267	329
	5,452	5,083
Other liabilities		
Provisions for liabilities and charges	1,350	1,467
Borrowings	5,314	6,150
Creditors	4,170	4,530
	10,834	12,147
Total funds employed	16,286	17,230

Interest of British American Tobacco's shareholders

for the year ended 31 December

	2002 £m	2001 £m
Balance 1 January	4,754	5,097
Total recognised gains related to the year *page 22*	1,222	379
Issue of shares	6	3
Dividends and other appropriations	(815)	(743)
Other	18	18
Balance 31 December	5,185	4,754

This summary financial statement was approved by the Board of Directors on 25 February 2003 and signed on its behalf by Martin Broughton, Chairman.

Summary financial statement and notes

Summary financial statement

The summary financial statement on pages 22 to 25 is a summary of information in the Directors' Report and Accounts and should be read with the Chairman's statement (pages 2 to 5) and reviews (pages 8 to 21). The Chairman will comment on the current year in his speech at the Annual General Meeting on 15 April 2003. Copies of the speech may be obtained from the Secretary after the meeting.

The Annual Review and Summary Financial Statement does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company, or of the Group, and their policies and arrangements concerning Directors' remuneration, as would be provided by the full annual accounts and reports. Shareholders requiring more detailed information have the right to obtain, free of charge, a copy of the full annual Group accounts and Directors' report for 2002, or for future years, by contacting British American Tobacco Publications as set out on page 32.

Report of the auditors

The auditors' report of the full annual accounts of the Group for the year ended 31 December 2002 is unqualified and does not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

Going concern

After reviewing the Group's annual budget and plans, the Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future and that it is therefore appropriate to continue to adopt the going concern basis in preparing the accounts.

Accounting policies

As the Group is making use of the transitional arrangement permitted under FRS17 on pensions and other post retirement benefits, the reported income and shareholders' equity is not affected by the standard. However, the additional disclosures are being made as required by the standard. The impact of FRS17 would be to increase Group pre-tax profit for 2002 by £4 million but to reduce reported shareholders' funds at 31 December 2002 by £561 million. The increase in the impact on shareholders' funds, from the comparable figure of £14 million in 2001, is principally due to the decline in equity markets in 2002.

Contingent liabilities

There are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Product liability litigation

Group companies, notably Brown & Williamson Tobacco Corporation (B&W), as well as other leading cigarette manufacturers are defendants, principally in the United States, in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

The total number of US product liability cases pending at year end involving Group companies was approximately 4,219 (31 December 2001, 4,419 cases). UK based Group companies were named as co-defendants in some 1,272 of those cases (2001, 1,387 cases). Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant. The cases fall into four broad categories:

1. Medical reimbursement cases
These civil actions seek to recover amounts spent by government entities and other third party providers on health care and welfare costs claimed to result from illnesses associated with smoking. Despite the almost uniform success of the industry's defence to these actions to date, the US Department of Justice has filed a suit seeking reimbursement for Medicare and other health expenses incurred by the US Federal Government as well as various equitable remedies, including paying over of proceeds from alleged unlawful acts. The court has dismissed the reimbursement claims (and has dismissed B.A.T Industries on jurisdictional grounds) but is allowing the government to proceed with its claims for equitable relief. The court has scheduled trial for September 2004.

2. Class actions
As at 31 December 2002, B&W was named as a defendant in some 47 (31 December 2001, 28) separate actions attempting to assert claims on behalf of classes of persons allegedly injured by smoking. The Engle case (Florida) is currently on appeal. At the end of the second phase of a three phase trial, the jury awarded compensatory damages totalling US$12.7 million to three class representatives (US$5.8 million of which was found to be time barred) and assessed US$17.6 billion in punitive damages against B&W and US$127 billion in total punitive damages against the other major companies in the US tobacco industry. For numerous reasons, B&W remains confident that Engle will eventually be reversed on appeal. Immediate payment of punitive damages pursuant to the verdict is unlikely for a number of reasons.

3. Individual cases
Approximately 4,123 cases were pending against B&W at 31 December 2002 (31 December 2001, 4,318), filed by or on behalf of individuals in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to environmental tobacco smoke (ETS). Of these cases: (a) approximately two thirds are ETS cases brought by flight attendants who were members of a class action (Broin) that was settled on terms that allow compensatory but not punitive damage claims by class members;
(b) approximately one quarter are cases brought in consolidated proceedings in West Virginia; and (c) less than 7 per cent are cases filed by other individuals.
In September 2002, the jury in one of the ETS cases brought by Broin class members (French) awarded US$5.5 million in compensatory damages to plaintiff. This award was later reduced by the court to US$500,000. Defendants are appealing this award.

4. Other claims
As at 31 December 2002, 8 (31 December 2001, 15) cases were pending on behalf of asbestos companies, seeking reimbursement for costs and judgements paid in litigation brought by third parties against them. As at 31 December 2002, B&W was named as defendant in 28 (31 December 2001, 29) US cases brought by foreign government entities seeking reimbursement of medical costs which they incurred for treatment for persons in their own countries who are alleged to have smoked imported cigarettes, including those manufactured by B&W. Ten foreign government cases have been dismissed.

At year end, active claims against Group companies existed in 17 other countries but the only countries with more than five active claims were Argentina, Australia, Brazil, Canada, the Netherlands and the Republic of Ireland.

Conduct based claims
Claims have been filed in the US and Italy but none are considered to be meritorious.

Conclusion
While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Company believes that the defences of the Group companies to all these various claims are meritorious both on the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgement were entered against any of the Group companies in any case, an appeal would be made. Such appeals could require the posting of appeal bonds or substitute security by the appellants in amounts which could in some cases equal or exceed the amount of the judgement. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this and by the final outcome of any particular litigation.

Having regard to these matters, the Directors: (i) do not consider it appropriate to make any provision in respect of any pending litigation; and (ii) do not believe that the ultimate outcome of all this litigation will significantly impair the financial condition of the Group.

Other litigation
Flintkote, a US company, was part of the acquisition of Genstar Corporation by Imasco Limited in 1986 and became a Group subsidiary following the restructuring of Imasco in 2000. As at 31 December 2002, Flintkote had net assets of £75 million. Flintkote has been named, along with a large number of defendants, in numerous actions filed in various jurisdictions by individuals who seek damages based upon alleged exposure to asbestos products allegedly manufactured and/or sold by such defendants. Other plaintiffs have alleged damage to their buildings due to the presence in the buildings of certain materials containing asbestos allegedly manufactured and/or sold by such defendants. Certain of these claims and suits allege significant damage. All claims relate to businesses which ceased active operations in the early 1970s.

To date, substantially all of the claims costs and legal expenses incurred in connection with these suits have been covered by insurance proceeds and the Company believes that all current claims and suits against Flintkote are sufficiently covered by insurance. However, there are a number of factors, beyond the control of Flintkote, that could affect future costs, including but not limited to, the number and amount of additional claims that may be made, insurers not honouring their coverage obligations as specified in the insurance policies, the possible insolvency of co-defendants and/or insurance carriers, and the potential for legislative reform. Given these uncertainties as to timing and amount, no provision has been made for future litigation.

Department of Trade and Industry
On 30 October 2000, the UK Secretary of State for Trade and Industry announced the commencement of a confidential investigation under Section 447 of the Companies Act 1985. The Company stated at that time that it would be cooperating fully with the investigators.

Independent auditors' statement to the members of British American Tobacco p.l.c.

We have examined the summary financial statement of British American Tobacco p.l.c.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report and Summary Financial Statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Report and Summary Financial Statement with the annual accounts, the Directors' report and the Directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the annual accounts, the Directors' report and the Directors' remuneration report of British American Tobacco p.l.c. for the year ended 31 December 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London

25 February 2003

Corporate governance

British American Tobacco continues to apply the Principles of the Combined Code as appended to the Listing Rules of the UK Listing Authority and considers that, throughout the year, it complied with all the Provisions of that Code. Our auditors have conducted a limited review of our compliance with the Provisions specified for their review and have not identified any issues which require reporting. Recommendations for changes to the Combined Code were published in January 2003. If adopted, they will first apply to the Group's financial year starting 1 January 2004. Key aspects of our approach to corporate governance are set out on page 27.

Board of Directors

Martin Broughton
Chairman
Joined the British American Tobacco Group in 1971. Appointed to the Board of B.A.T Industries p.l.c. in 1988, he was Group Chief Executive and Deputy Chairman at the time of the demerger in 1998. He is Chairman of the Nominations Committee. He is senior independent Director and Chairman of the Audit Committee of British Airways Plc. He is an independent Director of The British Horseracing Board and a member of the Financial Reporting Council. (55) △

The Rt. Hon. Kenneth Clarke QC MP
Deputy Chairman and Senior Independent Non-Executive Director
Appointed a Director in 1998. He is Chairman of the Remuneration and Corporate Social Responsibility Committees. He has been MP for Rushcliffe for over 30 years. Appointed Queen's Counsel in 1980. From 1993 until May 1997, he was Chancellor of the Exchequer. He is Non-Executive Chairman of Savoy Asset Management plc and British American Racing (Holdings) Limited. He is also a Director of Alliance UniChem Plc, Foreign & Colonial Investment Trust PLC and Independent News & Media (UK) Limited. (62) △ □ ○ ☆

Paul Adams
Managing Director
Joined British American Tobacco from Pepsi International in July 1991 and was Regional Director, Asia-Pacific and Regional Director, Europe prior to becoming Deputy Managing Director in June 2001 and Managing Director in January 2002. He was appointed a Director in March 2001. (49) △

Paul Rayner
Finance Director
Joined Rothmans Holdings Limited in Australia in 1991 as General Manager, Group Finance and Corporate Services. He held senior executive appointments with Rothmans before becoming Chief Operating Officer of British American Tobacco Australasia Limited in September 1999. He was appointed to the Management Board in June 2001 and became Finance Director in January 2002. (48)

Antonio Monteiro de Castro
Executive Director
Appointed a Director in March 2002, he has been Regional Director, Latin America and Caribbean since 1996. He held senior executive positions at Gillette do Brasil and Alcoa (Brazil) before joining Souza Cruz of Brazil as Vice President in March 1989. He was formerly President and CEO of Souza Cruz SA (the listed company in which British American Tobacco has a 75 per cent interest) and since 1995 he has been President of the Souza Cruz Administrative Council. (57)

Dr Harald Einsmann
Non-Executive Director
Appointed a Director in 1999, Dr Einsmann was President of Procter & Gamble Europe, Middle East and Africa and Executive Vice-President of Procter & Gamble USA, 1984-1999. He is a Non-Executive Director of EMI Group plc, Tesco PLC and Stora Enso OY (Finland). (68) △ □ ○

Dr Ana Maria Llopis
Non-Executive Director
Appointed a Director on 24 February 2003. Her career has been in sales and marketing with Procter & Gamble and Playtex, and in finance with Banesto, now part of Banco Santander and was Chief Executive of its branch-less bank. She is Executive Vice-President of Indra, the leading Spanish IT consultancy, and a Non-Executive Director of Reckitt Benckiser plc. (52) □ ☆ △

Admiral William Owens
Non-Executive Director
Appointed a Director in 1998, Admiral Owens is Co-Chief Executive Officer of Teledesic LLC (USA), which he joined in 1998. He had a distinguished career in the US Navy, which included the appointments of Vice Chairman of the Joint Chiefs of Staff, Deputy Chief of Naval Operations and Commander of the Sixth Fleet. (62) △ ○ ☆

Rupert Pennant-Rea
Non-Executive Director
Formerly Editor of The Economist and Deputy Governor of the Bank of England. He is Chairman of The Stationery Office Holdings Limited, Plantation & General Investments PLC and Key Asset Management (UK) Limited. He was appointed Non-Executive Director of B.A.T Industries p.l.c. in 1995, becoming a Director of British American Tobacco in 1998. He chairs the Audit Committee. (55) △ □ ○ ☆

Jan du Plessis
Non-Executive Director
Joined the Board in 1999. He is Group Finance Director of Compagnie Financière Richemont SA and was formerly Finance Director of Rothmans International. (49) △ □ ○

Johann Rupert
Non-Executive Director
A Director since June 1999, he is Executive Chairman of Compagnie Financière Richemont SA and Chairman of Remgro Limited and VenFin Limited. He was formerly a Director of Rothmans International. He will retire as a Director at the conclusion of the Annual General Meeting on 15 April 2003. (52) △ ○

Thys Visser
Non-Executive Director
Appointed a Director in 2001. He is Vice Chairman and CEO of Remgro Limited, having held senior management positions with Rembrandt Group since 1980. He is also a Non-Executive Director of Nampak Ltd. and Rainbow Chicken Limited. (48) △ ○ ☆

Wong Kok Siew
Non-Executive Director
Appointed a Director in 1998. He is Deputy Chairman and CEO of SembCorp Industries, a leading Singapore engineering and technology group listed on the Singapore Stock Exchange. His other non-executive appointments include Chairman of Nomura (Singapore), Chairman of International Enterprise Singapore and a Director of PSA Corporation Limited and Brierley Investments Limited. (56) △ □ ○

Board Committees
Committee membership is indicated by the following symbols:
△ Nominations Committee
□ Audit Committee
○ Remuneration Committee
☆ Corporate Social Responsibility Committee

Management Board

The Management Board comprises the Executive Directors of British American Tobacco p.l.c. together with the following executives:

Chris Bischoff (60)
Director, Smoking Tobacco and Cigars (to 18 February 2003)
Peter Brickley (42)
Chief Information Officer (to 31 March 2003)
Nick Brookes (52)
Regional Director, America-Pacific
Georg Domizlaff (49)
Regional Director, Europe
John Jewell (53)
Operations Director (to 31 March 2003)
Tony Jones (55)
Regional Director, Asia-Pacific
Jacques Kruger (52)
Regional Director, Africa and Middle East
Michael Prideaux (52)
Corporate and Regulatory Affairs Director
Tessa Raeburn (52)
Human Resources Director
Jimmi Rembiszewski (52)
Marketing Director
Ben Stevens (43)
Development Director
Peter Taylor (50)
Operations Director (from 1 April 2003)
Neil Withington (46)
Legal Director and General Counsel

The Board and its Committees

The Board met six times last year, with one meeting being devoted to strategy. Responsibility for implementing the Group's strategy is delegated to the Management Board, which met eight times.

The Board is responsible for the overall system of internal control for the Company and its subsidiaries and for reviewing the effectiveness of these controls. The system is designed to manage risks that may impede the achievement of the Company's business objectives rather than to eliminate these risks. The internal control system can therefore only provide reasonable assurance, not absolute assurance, against material misstatement or loss.

Membership of the Board Committees is shown on page 26.

The Audit Committee is chaired by Rupert Pennant-Rea. It meets regularly with internal and external auditors, as well as with management, to review the effectiveness of internal controls, any matters raised in regular reports to the Committee and the full year financial statements prior to their submission to the Board.

The Corporate Social Responsibility Committee was set up in 2001. It is chaired by Kenneth Clarke and its role is to help identify and assess the risks that might impair the Company's strategic objective of being recognised as a responsible company in an industry seen as controversial. The Company's first Social Report was published in 2002.

The Nominations Committee is chaired by Martin Broughton and recommends candidates for appointment to the Board and the Management Board.

The Remuneration Committee under the chairmanship of Kenneth Clarke makes recommendations to the Board on the Company's remuneration policy and framework of executive remuneration and benefits for the Executive Directors and members of the Management Board. The Remuneration Committee also decides their specific remuneration.

For Tables 1 to 3, please note the dates of appointment for the following Directors:

Paul Adams	1 March 2001
Paul Rayner	1 January 2002
Antonio Monteiro de Castro	1 March 2002
Thys Visser	1 April 2001

Table 1. Directors' remuneration

	Salary/fees £	Performance related pay – annual cash bonus £	Performance related pay – deferred share bonus £	Benefits in kind[1] £	Allowances £	2002 Total £	2001 Total £
M F Broughton	967,500	445,500	445,500	23,801	–	1,882,301	1,514,125
K H Clarke	125,000	–	–	–	–	125,000	118,750
P N Adams	547,500	249,750	249,750	25,447	–	1,072,447	703,486
P A Rayner[2]	435,000	132,000	132,000	358,184	324,540	1,381,724	–
A Monteiro de Castro[3]	521,975	132,978	132,978	102,076	12,698	902,705	–
H Einsmann	50,000	–	–	–	–	50,000	46,250
W A Owens	67,084	–	–	–	–	67,084	64,310
R L Pennant-Rea	55,000	–	–	–	–	55,000	50,000
J P du Plessis	50,000	–	–	–	–	50,000	45,000
J P Rupert	50,000	–	–	–	–	50,000	46,250
M H Visser	50,000	–	–	–	–	50,000	37,500
K S Wong	50,000	–	–	–	–	50,000	46,250
Former Directors[4]	–	–	–	–	–	–	2,145,567
Total remuneration	2,969,059	960,228	960,228	509,508	337,238	5,736,261	4,817,488

Notes:

1. Executive Directors' benefits in kind include principally a car or a car allowance and private medical and personal accident insurance.
2. The benefits in kind shown for P A Rayner include expenses and costs incurred totalling £344,296 associated with his relocation to the UK from Australia upon his appointment as Finance Director. The allowances shown for P A Rayner comprise a compensation payment for loss of some expatriate benefits of £250,000 and an annual home leave allowance of £74,540 which will cease to be payable on 31 December 2004.
3. The benefits in kind shown for A Monteiro de Castro reflect his contractual arrangements from which he derives his emoluments in both the UK and Brazil. In addition, the allowances shown for A Monteiro de Castro are in respect of expenses incurred whilst fulfilling his duties outside Brazil.
4. Former Directors 2001: U G V Herter, K S Dunt and W P Ryan.

The Directors' remuneration shown above does not include the illustrative values (as at 21 February 2003) of the executive Directors' Long Term Incentive Plan awards made in March 2000 which will vest on 10 March 2003. Reference should be made to Table 4 on page 29.

Corporate governance continued

Executive remuneration policy

The Remuneration Committee continues to aim for a structured and balanced remuneration package for each Executive Director and member of the Management Board by looking at each element as well as the package as a whole. The package will comprise both performance based variable rewards (cash and share based performance related annual bonus plans; long term incentive plan) and core fixed elements (base salary and benefits). During 2002, the Committee has developed this policy so that an increasing proportion of the remuneration should be performance related.

Salary

The base salaries for each of the Executive Directors are reviewed and analysed annually or when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers the Group as a whole and relies on objective research. This gives up-to-date information against a UK comparator group chosen to reflect constituent membership of the FTSE 100 Index comprising companies with a consumer goods focus together with an international spread of operations and benchmarked labour market comparisons. Matched salary positions are identified and compared using factors chosen to cover comparative reporting levels, revenue, international responsibilities and main board membership.

Since 1999, the salaries of the Executive Directors have been reviewed using the above methodology on the basis of a mid market comparison against main board directors of the comparator companies. In order to more closely align the board practice of the Company's peers within the comparator companies, the Remuneration Committee has decided that for 2003 onwards (salary changes effective from April 2003), Executive Directors' salaries will be benchmarked against the market upper quartile for Executive Directors. The Committee continues to recognise that the requirements of recruitment or retention may on occasion justify the payment of a salary outside the range regarded as appropriate for a particular position. Each Executive Director's contract of service, which includes details of remuneration, will be available for inspection at the Annual General Meeting.

Table 2: Directors' interests in ordinary shares including ordinary shares held in trust under the Deferred Scheme

	Ordinary shares		Ordinary shares (Deferred Scheme)	
	At 1 Jan 2002 or date of appointment	At 31 Dec 2002	At 1 Jan 2002 or date of appointment	At 31 Dec 2002
M F Broughton	281,212	356,749	162,184	210,048
K H Clarke	4,091	4,091		
P N Adams	19,065	51,063	69,008	93,644
P A Rayner		228	29,434	43,981
A Monteiro de Castro		56,147	87,180	106,887
H Einsmann				
W A Owens				
R L Pennant-Rea	3,023	3,023		
J P du Plessis				
J P Rupert				
M H Visser				
K S Wong	3,000	3,000		

Note: No Director had a non-beneficial interest in the shares of the Company at the dates stated above.

Executive Directors' performance related bonus plans

The Executive Directors participate in two aligned performance bonus plans: an annual Incentive Bonus Scheme (cash) and a Deferred Share Bonus Scheme – the 'Deferred Scheme' – (shares).

Bonus entitlements and awards to the Executive Directors under each of the schemes depend upon the performance of the business. Demanding targets are approved by the Remuneration Committee at the beginning of each year and are measured in terms of both financial and business performance. The financial element includes operating profit, cash flow and earnings per share. The business elements are related to a small number of commercially sensitive marketing and strategic goals. Awards made under the Deferred Scheme are in the form of free ordinary shares in the Company which are held in trust for three years and no further performance conditions apply in that period. Participants may forfeit the shares if they resign before the end of the three year period. Awards of shares will normally be released on retirement.

The bonus payments receivable in 2003 in respect of performance for 2002 comprise 50 per cent cash and 50 per cent shares. For 'on target' performance both elements taken together carry a value of 75 per cent of base salary with an overall maximum of 150 per cent for the Chairman and the Managing Director and 50 per cent of base salary with an overall maximum of 100 per cent for the other Executive Directors.

During 2002, the Remuneration Committee reviewed this structure to ensure that it continued to deliver appropriate benefits within a competitive environment by increasing target annual bonuses payable within existing maximum potential percentages to take effect in 2003 for the first payment on this basis in 2004. For 'on target' performance both elements taken together will carry a value of 100 per cent of base salary with an overall maximum of 150 per cent for the Chairman, the Managing Director and the Finance Director and 67 per cent of base salary with an overall maximum of 100 per cent for the other Executive Director. These bonuses will continue to be paid 50 per cent by way of cash and 50 per cent by way of shares. Bonus payments are charged in the year to which they relate, and provision is made accordingly.

Directors' share interests

The beneficial interests of the Directors of the Company in the issued share capital of the Company are in Table 2, shown above. In February 2003 the Remuneration Committee adopted shareholding guidelines under which Executive Directors and members of the Management Board are encouraged to work towards holding ordinary shares in the Company to the values of 1.0 times and 0.75 times salary respectively.

Share Option Scheme

The Share Option Scheme is operated by the Remuneration Committee in relation to the grant of options to Executive Directors, although options are not normally granted in any year to individuals who receive an award under the Long Term Incentive Plan referred to below. Table 3 shows the Executive Directors' interests in the Share Option Scheme together with those options granted under the current Sharesave Scheme and the former B.A.T Industries schemes. No options were granted to Executive Directors under the Share Option Scheme in the year ended 31 December 2002 and none have been granted since September 1998.

Table 3. Summary of Executive Directors' options and awards over ordinary shares

	At 1 Jan 2002 or date of appointment Number	At 31 Dec 2002 Number	Share options exercisable from/to	LTIP awards initial vesting date
M F Broughton				
Share Option and Sharesave Schemes	156,065	153,111	Sep 01 – Sep 08	
LTIP	546,855	564,177		Mar 03 – Mar 05
P N Adams				
Share Option and Sharesave Schemes	193,646	119,670	Jun 00 – Sep 08	
LTIP	250,677	332,798		Mar 02 – Mar 05
P A Rayner				
Share Option and Sharesave Schemes	25,071	25,071	Sep 02 – Sep 09	
LTIP	63,629	129,325		Mar 03 – Mar 05
A Monteiro de Castro				
Share Option Schemes	286,878	275,276	Jun 98 – Sep 08	
LTIP	277,598	292,861		Mar 03 – Mar 05

Note: The aggregate gains on share options exercised by Executive Directors during the year ended 31 December 2002 were £327,287 (M F Broughton: £10,153, P N Adams: £277,838, A Monteiro de Castro: £39,296).

Long Term Incentive Plan

The Long Term Incentive Plan (the LTIP) provides for awards of free ordinary shares to the Executive Directors and senior employees, provided certain demanding performance conditions are met. Such performance conditions are applicable to all the Executive Directors. The LTIP is operated each year by the Remuneration Committee in relation to awards to the Executive Directors. The value of the award which may be made on each occasion is limited to one times base salary for any single award. The award made in March 2002 was based upon the application of 100 per cent of salary for the Executive Directors.

A summary of the Executive Directors' LTIP awards is shown in Table 3; awards vesting in 2003 and 2002 are shown in Table 4.

Two performance conditions attach to an award of ordinary shares made under the LTIP. These relate to an apportionment between measures relating to Total Shareholder Return (TSR) and earnings per share based criteria with reference to a three year performance period. Both these measures are widely accepted and understood benchmarks of a company's performance.

TSR performance combines both the share price and dividend performance of the Company during the performance period as set against two comparator groups. The first of these is the constituents of the London Stock Exchange's FTSE 100 Index at the beginning of the performance period, whilst the second is a peer group of international fast moving consumer goods (FMCG) companies. 25 per cent of the total award is based upon each of these two separate measures. 25 per cent of the total award vests in full in the event of upper quartile performance by the Company relative to one of the comparator groups, 7.5 per cent of the total award will vest in the event of median performance and then pro rata between these two points. These comparator groups are used to reflect, as far as possible, the Company's financial and business trading

Table 4. Executive Directors' LTIP awards vesting March 2003 and March 2002

The LTIP awards for the Executive Directors shown at 31 December 2002 in Table 3 above, include the awards granted in March 2000 and March 1999 which will vest or have vested as follows:

	Lapsing number of shares	Vesting number of shares	Award vesting 10 Mar 2003 illustrative value £	Lapsed number of shares	Vested number of shares	Award vested 19 Mar 2002 value £
M F Broughton	43,663	236,228	1,422,093		123,456	792,588
P N Adams	18,450	99,813	600,874		52,689	338,263
P A Rayner	6,416	34,707	208,936			
A Monteiro de Castro	23,929	129,461	779,355		50,427	323,741
Value of awards vesting/vested	92,458	500,209	3,011,258		226,572	1,454,592

Notes:

1. The illustrative value shown is based on the mid-market price of ordinary shares of 602p on 21 February 2003, being the latest practicable date prior to publication. The Executive Directors may, from the date of vesting, each instruct the trustee to transfer the shares into his name at any time until 9 March 2010.
2. For the award which vested in March 2002, the value shown is based on the closing mid-market price of ordinary shares on 19 March 2002 of 642p. M F Broughton and A Monteiro de Castro have each exercised the awards as shown above; at the date of this report, P N Adams had not given an instruction to the trustee to transfer the shares into his name.

environments. The earnings per share measure applies to 50 per cent of the award and relates to earnings per share growth relative to inflation. 50 per cent of the award will vest if earnings per share growth over the three year performance period is an average of at least 8 per cent per annum (9 per cent per annum in respect of LTIP awards granted before 2002) in excess of inflation; 10 per cent will vest if the same figure is at least 3 per cent in excess of inflation and an award will vest on a pro rata basis between these two points. Growth in earnings per share for these purposes is calculated on an adjusted diluted earnings per share basis.

To the extent that the performance conditions have been satisfied following assessment by the Remuneration Committee, awards are normally exercisable between three and ten years after they have been made. An award of shares lapses to the extent that the performance conditions are not satisfied in accordance with the measures set out above at the end of the three year performance period.

As reported last year, the 1999 LTIP award vested in full on 19 March 2002. The second LTIP award was made in 2000, with the performance period being completed at 31 December 2002. The Remuneration Committee has assessed the performance of British American Tobacco against the two performance conditions outlined above and has determined that 84.4 per cent of the award will vest. On the TSR measure, the Company ranked second out of the FTSE 100 group of companies, giving a vesting of 25 per cent for performance at the upper quartile. A vesting of 25 per cent was achieved for ranking third out of the peer group of international FMCG companies, this being upper quartile. Earnings per share growth was 6.66 per cent in excess of inflation resulting in a vesting of 34.4 per cent.

Performance graphs

The Directors' Remuneration Report Regulations 2002 provide that the Company must provide a graph comparing the TSR performance of a hypothetical holding of shares in the Company with a broad equity market index over a five year period – the 'Compliance Graph'. In this context, the Directors have chosen to illustrate the performance of TSR against the FTSE 100 Index over a four year period commencing on 8 September 1998, being the date on which the Company's ordinary shares were listed on the London Stock Exchange. In the opinion of the Directors, the FTSE 100 Index is the most appropriate index against which TSR should be measured because it is a widely used and understood index of broadly similar sized UK companies to the Company. The Compliance Graph is shown above.

In addition to the Compliance Graph, illustrative graphs showing the relative position on the TSR measures for the LTIP award vesting in March 2003 are given above and opposite.

COMPLIANCE GRAPH – HISTORICAL TSR PERFORMANCE

Growth in the value of a hypothetical £100 holding since demerger
FTSE 100 comparison based on 30 trading day average values


FTSE 100
British American Tobacco
Start point taken as the average over the 30 trading days after demerger on 8 September 1998; other points based on the average over the 30 trading days prior to the year end.
180
160
140
120
100
80
Sept 1998
Dec 1998
Dec 1999
Dec 2000
Dec 2001
Dec 2002

TOTAL SHAREHOLDER RETURN (ANNUAL %) (1 JAN 2000 – 31 DEC 2002) FTSE 100


UPPER QUARTILE
LOWER QUARTILE
MEDIAN –8.6%
BAT 25.6%
30
15
0
–15
–30
–45
–60
–75
–90

The FTSE 100 comparison is based on three months average values

Executive Directors' pensions benefits

The Executive Directors (with the exception of Antonio Monteiro de Castro) are, like other employees, eligible for membership of the British American Tobacco UK Pension Fund (the Pension Fund) which covers employees in the UK.

Antonio Monteiro de Castro is a member of the defined benefit plan of Souza Cruz SA of Brazil.

Executive Directors' service contracts

The Board continues to operate a policy of one year rolling contracts for Executive Directors. In addition, the Board also maintains discretion in respect of this policy for those future Directors who may be recruited externally or from overseas when it may be appropriate to offer a contract with an initial period of longer than one year, reducing to a one year rolling contract after the expiry of the initial period. It is the policy that an Executive Director's one year rolling contract incorporates a provision for a termination or compensation payment in lieu of notice. The compensation payment is payable where the requisite 12 months' notice is not given to the Executive Director or when he terminates by giving 12 months' notice and the Company does not wish him to serve his notice. If a period of notice is served, the compensation payment is reduced pro rata.

TOTAL SHAREHOLDER RETURN (ANNUAL %) (1 JAN 2000 – 31 DEC 2002) FMCG GROUP


UPPER QUARTILE
LOWER QUARTILE
MEDIAN 4.8%
BAT 25.6%
40
30
20
10
0
-10
-20
The FMCG comparison is based on three months average values

FMCG GROUP

Allied Domecq	Gallaher Group	LVMH Moet Hennessy
Altria Group	Gillette	Nestlé
Anheuser-Busch	Heineken	Pepsico
Campbell Soup	HJ Heinz	Procter & Gamble
Carlsberg	Hershey Foods	Reckitt Benckiser
Coca-Cola	Imperial Tobacco Group	Sara Lee
Colgate-Palmolive	Johnson & Johnson	Six Continents
Danone	Kellogg	Unilever
Diageo	Kimberly-Clark	Whitbread

An Executive Director's compensation payment would comprise: (1) 12 months' salary at his then current base pay; (2) 12 months' bonus under each of the Incentive Bonus Scheme and the Deferred Scheme (both elements assessed at a target level of 'commendable' being 100 per cent of base salary for the Chairman and the Managing Director and Finance Director and 67 per cent of base salary for the other Executive Director) in respect of the 12 month period following termination; and (3) a cash payment in respect of other benefits under the contract such as medical insurance, or the Company may at its option continue those benefits for a 12 month period. The Committee retains discretion as to how to deal with any grants or awards made prior to termination under the share option schemes, the Deferred Share Bonus Scheme and the Long Term Incentive Plan. Pension entitlements are dealt with in accordance with the terms and conditions of the applicable pension scheme and do not form part of the contractual compensation payment.

In the event of the termination of Antonio Monteiro de Castro's employment without notice, the Remuneration Committee would consider making any compensation payment on the same basis as the other Executive Directors described above, taking into account Antonio Monteiro de Castro's eligibility for compensation entitlements under Brazilian labour law.

Non-Executive Directors' remuneration policy and terms of appointment

Fees for Non-Executive Directors are determined by the Board in the light of market practice. The Non-Executive Directors do not participate in the British American Tobacco share schemes, bonus schemes or incentive plans and are not eligible for membership of any Group pension plan.

The Non-Executive Directors do not have service contracts with the Company. The terms of appointment of each Non-Executive Director provide that a new Director is appointed for a specified term, being an initial period to the next Annual General Meeting after appointment and, subject to reappointment at that meeting, for a further period ending at the Annual General Meeting held three years thereafter. Subsequent reappointment is subject to endorsements by the Board and approval of shareholders.

Treasury operations

Treasury is tasked with raising finance for the Group, managing the financial risks arising from underlying operations and managing the Group's cash resources. All these activities are carried out under *defined policies, procedures and limits.*

The Board reviews and agrees the overall treasury policies and procedures, delegating appropriate authority to the Finance Director, the Treasury function and the boards of the central finance companies. The Finance Director chairs the boards of both the major central finance companies. Any significant departure from agreed policies is subject to prior approval of the Board.

Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage the financial risks facing the Group. Such instruments are only transacted if they relate to an underlying exposure; speculative transactions are expressly forbidden under the Group's treasury policy. The Group's treasury position is monitored by the Group Treasury Committee, which meets monthly and is chaired by the Finance Director. Regular reports are provided to the Board and senior management, while treasury operations are subject to periodic independent reviews and audits, both internal and external.

One of the principal responsibilities of Treasury is to manage the financial risk arising from its underlying operations. Specifically, Treasury manages, within an overall policy framework, the Group's exposure to funding and liquidity, interest rate, currency and counterparty risks. Derivative contracts are only entered into to facilitate the management of these risks.

Shareholder information

Financial calendar

Dividends on ordinary shares and convertible redeemable preference shares
The Directors will be recommending to the shareholders, the payment on 22 April 2003, of a final dividend for the year of 24.5p per ordinary share of 25p and convertible redeemable preference share of 25p. Valid transfers received by the Registrar up to 7 March 2003, will be in time to rank for payment of this dividend. The ex-dividend date is 5 March 2003.

Annual General Meeting
Tuesday 15 April 2003 at 11.30am, The Porter Tun Room, The Brewery, Chiswell Street, London EC1Y 4SD.

Results
First quarter – 29 April 2003
Second quarter – 29 July 2003
Third quarter – 28 October 2003

Dividends

	2002		2001	
	Pence per share	£m	Pence per share	£m
Ordinary shares				
Interim 2002 paid 16 September 2002	10.7	229	9.7	208
Final 2002 payable 22 April 2003	24.5	526	22.3	478
	35.2	755	32.0	686
Convertible redeemable preference shares				
Interim 2002 paid 16 September 2002	10.7	13	9.7	12
Final 2002 payable 22 April 2003	24.5	29	22.3	27
Amortisation of discount		18		18
	35.2	60	32.0	57

Registrar
Enquiries concerning holdings of the Company's ordinary shares and notification of a holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 600 3983 (UK); +44 (0)121 415 7059 (International). A text phone facility for those with hearing difficulties is available by contacting Tel: 0870 600 3950 (UK); +44 (0)121 415 7028 (International).

Shareholder publications
Copies of the British American Tobacco **Annual Review and Summary Financial Statement 2002**, the **Directors' Report and Accounts 2002**, the **Social Report 2001/2002** and the Group corporate descriptive booklet **About Us** are available from: British American Tobacco Publications, Unit 4, Link 20, Bellingham Way, New Hythe, Kent ME20 6SP, Tel: +44 (0)1 622 794 710; Facsimile: +44 (0)1 622 794 711; e-mail: bat@burnham.co.uk

Copies of past Annual Reports and Accounts and Quarterly Reports are also available. In addition, these documents can be made available in alternative formats such as braille, audio tape and large print.

Going online
There is comprehensive information about British American Tobacco on the corporate website www.bat.com Shareholders who wish to access shareholder communications electronically via the internet may either indicate that preference by returning the reply paid card sent to shareholders with Company communications or they may register at www.shareview.co.uk – a web-based enquiry and portfolio management service for shareholders operated by Lloyds TSB Registrars. Details of this service (together with the facility to make electronic proxy appointments through www.sharevote.co.uk) have been included with the Notice of Annual General Meeting despatched to shareholders with this document.

American Depositary Receipts
The Company sponsors an American Depositary Receipt (ADR) programme in the United States. ADRs, which each represent two ordinary shares of the Company, are publicly traded in the US on the American Stock Exchange under the symbol BTI with a CUSIP number 110448107. All enquiries regarding ADR holder accounts and payment of dividends should be directed to Shareholder Relations, The Bank of New York, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA, Tel: +1 888 BNY ADRS (toll-free) or +1 610 312 5315;
e-mail: shareowner-svcs@bankofny.com
website: www.adrbny.com

Capital gains tax
For the purposes of UK capital gains tax, the market value at 31 March 1982 of an ordinary share of B.A.T Industries p.l.c. was £4.075. For British American Tobacco (BAT) shares arising out of B.A.T Industries (BATI) shares held and retained since that date the adjusted price is £0.30562. This takes account of the 3 for 1 capitalisation issue in 1983, the two demergers in 1990, the 1 for 1 capitalisation in 1993 and the Allied Zurich (AZ) demerger in September 1998. The equivalent adjusted price for an AZ share is £0.56770. To determine the capital gains tax base cost for BAT shares and AZ shares, the base cost of BATI shares held at the time of the demerger should be apportioned at the rate of 34.997% for BAT shares and 65.003% for AZ shares. Further historical capital gains tax information is available on a fact sheet from the British American Tobacco Company Secretarial Department Tel: +44 (0)20 7845 1924 and in the Investor Relations section at www.bat.com

Individual Savings Accounts (ISAs)
British American Tobacco sponsors an ISA managed by The Share Centre, Tel: +44 (0)1296 414 144;
website: www.share.co.uk

Low cost share dealing facility
A postal facility, which provides a simple, low cost method of buying and selling British American Tobacco ordinary shares is available through Lloyds TSB Registrars, Tel: 0870 606 0302 (UK); +44 (0)1903 604 594 (International).

Share price information
The latest British American Tobacco share price is available at www.bat.com, Ceefax and Teletext and also on the Financial Times Cityline Service, Tel: +44 (0) 906 843 1770 (calls charged at 60p per minute).

Contact information

Registered office
Globe House
4 Temple Place
London WC2R 2PG

Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555

Incorporated in England
and Wales No. 3407696

Secretary
Alan Porter

General Counsel
Neil Withington

Investor relations
Enquiries should be directed to:
Ralph Edmondson
Tel +44 (0)20 7845 1180

Press office
Enquiries should be directed to:
Fran Morrison
David Betteridge
Tel +44 (0)20 7845 2888

Internet
Information on British American Tobacco
is available on www.bat.com

Auditors
PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

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